As filed with the Securities and Exchange Commission on May 4, 2006

Registration No. 333-133506

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

Form SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MINRAD INTERNATIONAL, INC.

(Name of small business issuer in its charter)

Delaware	3841	870299034
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

847 Main Street

Buffalo, New York 14203 (716) 855-1068

(Address and telephone number of principal executive offices and place of business)

William H. Burns, Jr.

Minrad International, Inc.

847 Main Street

Buffalo, New York 14203

(716) 855-1068

(Name, address and telephone of agent for service)

Copies to:

Janet N. Gabel, Esq.	John T. Perugini, Esq.
Hodgson Russ LLP	Jones Day
One M&T Plaza, Suite 2000	77 West Wacker
Buffalo, New York 14203	Chicago, Illinois 60601
Telephone: (716) 856-4000	Telephone: (312) 782-3939
Facsimile: (716) 849-0349	Facsimile: (312) 782-8585

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2006

10,000,000 Shares

Minrad International, Inc.

Common Stock

We are selling 10,000,000 shares of our common stock.

Our common stock is traded on the American Stock Exchange under the symbol “BUF.” On May 4, 2006, the last reported sale price of our common stock as reported on the American Stock Exchange was $3.99.

Investing in our company involves substantial risks. See “ Risk Factors” beginning on page 6 of this prospectus to read about certain factors you should consider before buying shares of our common stock.

	Per Share	Total

Price to Public	$	$

Underwriting Discounts and Commissions	$	$

Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to a maximum of 1,500,000 additional shares from us to cover over-allotments of shares, if any.

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.

KeyBanc Capital Markets

Maxim Group LLC

The date of this Prospectus is                     , 2006

Outside (above) and inside (below) Minrad's modern inhalation anesthetic manufacturing facility in Bethlehem, Pennsylvania.

Terrell
Isoflurane, USP
Liquid For Inhalation
NONFLAMMABLE
NONEXPLOSIVE
INHALATION
ANESTHETIC
℞ Only
250 mL
MINRAD INC.
Terrell™
Isoflurane, USP
Liquid For Inhalation
NONFLAMMABLE
NONEXPLOSIVE
INHALATION ANESTHETIC
℞ Only
250 mL

Compound 347
Enflurane, USP
Liquid For Inhalation
NONFLAMMABLE
NONEXPLOSIVE
INHALATION
ANESTHETIC
℞ Only
250 mL
MINRAD INC.
Compound 347™
Enflurane, USP
Liquid For Inhalation
NONFLAMMABLE
NONEXPLOSIVE
INHALATION ANESTHETIC
℞ Only
250 mL

Two of Minrad's marketed inhalation anesthetics: isoflurane (above) and enflurane (below).

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

- i -

SUMMARY

This summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read carefully this entire prospectus, including the information under “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes the underwriter has not exercised its over-allotment option.

Our Business

Our business was organized in 1994 as a Delaware corporation under the name Minrad Inc. On December 16, 2004, Minrad International, Inc., formerly known as Technology Acquisition Corporation, acquired Minrad Inc. through a reverse merger of a wholly owned subsidiary into Minrad Inc. On April 25, 2005, Minrad International, Inc., formerly a Nevada corporation, reincorporated under the laws of the State of Delaware. In this prospectus, unless otherwise indicated or the context otherwise requires, “we,” “us,” and “our” refer to Minrad International, Inc. and its subsidiaries, including Minrad Inc.

We operate an interventional pain management business. We currently manufacture and market products in two areas: (1) anesthesia and analgesia, and (2) real-time image guidance. In addition, we are developing a drug/drug delivery system for conscious sedation, which leverages our expertise and experience in both of our current product lines.

In the anesthesia and analgesia product line, we manufacture and market generic inhalation anesthetics for use in human and veterinary surgical procedures. We are capable of manufacturing and distributing isoflurane, enflurane, sevoflurane and desflurane at our facility in Bethlehem, Pennsylvania, or our Bethlehem facility, which is registered with the United States Food and Drug Administration, or FDA. We believe our modern facility in Bethlehem is unique because it permits us to manufacture multiple drugs under one roof, allowing us to spread our overhead costs over all of our inhalation anesthetic products. We believe this inherent overhead efficiency, combined with our advances in process chemistry, the low initial acquisition cost of our Bethlehem facility and the greater economies of scale as our production volume increases, leave us well positioned to compete in the inhalation anesthetic marketplace.

We currently sell isoflurane, enflurane and sevoflurane, three of the four modern inhalation anesthetics widely used in developed countries today. The largest selling drug in the inhalation anesthetic market is sevoflurane, with 2005 global sales approaching $1.0 billion. Sevoflurane is a popular choice for pediatric and outpatient procedures as a result of its rapid induction and recovery properties. In September 2005, we filed an ANDA, which the FDA accepted for review in February 2006. Working with our foreign distribution partners in their respective countries provides us with operating leverage, including relationships with local regulatory authorities, greater access to those making purchasing decisions and, in some instances, purchase preferences given to our marketing partners who purchase our product in bulk and bottle it locally. We plan to sell desflurane, the fourth modern inhalation anesthetic widely used in developed countries today, following the expiration of Baxter’s utility patent in February 2007. We plan to produce validation batches of desflurane in June 2006 and to commence packaging and stability testing and make regulatory filings in the second half of 2006. We sell our inhalation anesthetics through distribution partners and to original equipment manufacturers, or OEM customers.

We also are developing a drug/drug delivery system for the use of halogenated ethers as inhalation analgesics, which we call “conscious sedation.” Similar to nitrous oxide used in dental surgery, conscious sedation provides a patient with pain relief without loss of consciousness. Our conscious sedation system capitalizes on our expertise in both inhalation anesthetics and medical device manufacturing. We expect our conscious sedation system to compete with the widespread use of nitrous oxide, sedative hypnotics and narcotic analgesics in both the pre-hospital and critical care hospital markets. Peer-reviewed literature has reported that nitrous oxide is addictive and has severe adverse effects related to prolonged exposure. Inhalation analgesics require less administrative and regulatory diligence because they are not controlled substances like sedative hypnotics and narcotic analgesics, which can cause respiratory depression and are addictive. Further, the increased recovery time and side-effects of sedative hypnotics and narcotic analgesics require that patients be accompanied home. Our conscious sedation system is being developed to facilitate rapid recovery and discharge of patients without these added risks and inconveniences. Our clinical trials will evaluate whether the shortened and more predictable recovery rates experienced with the use of inhalation analgesics result in an increase in the number of procedures that can be performed daily, a reduction in post-anesthesia recovery time and a corresponding reduction of clinic nursing hours.

In the first quarter of this year, we launched the second generation of our patented real-time image guidance technology products. Our SabreSource™ system and complementary Light Sabre™ procedure instruments facilitate minimally invasive surgery, primarily for pain management, and have broad applications in orthopedics, neurosurgery and interventional radiology. Our SabreSource™ system uses unique x-ray and laser technology to enable medical professionals to precisely visualize both the surface point of entry and true angle of approach required to reach an internal treatment area or biopsy site. Our SabreSource™ system and Light Sabre™ products are unique in that they:

•	Have FDA-accepted accuracy claims on the angle of approach to a sub-surface target;

•	On average, allow a physician to turn off the x-ray for the majority of the procedure; and

•	Require a capital investment of under $20,000, compared with other imaging alternatives costing over $100,000.

Our Strategy

Our goal is to become a premier pain management company with products in inhalation anesthetics, real-time image guidance and conscious sedation. Our growth strategy consists of five main points:

•	Expand market share in our core inhalation anesthetic business;

•	Focus on the development of the market for our image guidance products;

•	Continue to build our global distribution network;

•	Increase manufacturing capacity to support anticipated growth at our Bethlehem facility; and

•	Leverage our core expertise in medical device manufacturing and inhalation anesthetics to develop our conscious sedation system.

Our Competitive Strengths

We believe that the key competitive strengths of our company include:

•	Our established presence in markets with strong barriers to entry;

•	Our global distribution network of sales and marketing partners; and

•	The depth and breadth of our management teams’ expertise and experience in the interventional pain management business.

The Offering

Common stock being offered by us	10,000,000 shares

Common stock outstanding before this offering	29,914,119 shares (1)

Common stock to be outstanding after this offering	39,914,119 shares (1)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $36,946,500 after payment of underwriting discounts, commissions and our estimated offering expense ($42,542,475 if the underwriters exercise their over-allotment in full).

We intend to use the net proceeds of this offering for expansion of our Bethlehem facility and capital investment in our new Orchard Park, New York headquarters; to pay down the balance of our credit facility; for research and development for new products; and for general corporate purposes. See “Use of Proceeds.”

AMEX symbol	“BUF”

Risk factors	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before buying shares of our common stock.

(1)	Excludes common stock that may be issued upon the exercise of outstanding options and warrants, and the conversion of Series A convertible preferred stock. See Note 6 to the Consolidated Financial Statements for the three-month period ended March 31, 2006 (unaudited).

Summary Consolidated Financial Information

The following tables set forth consolidated financial data for the years ended September 30, 2004 and December 31, 2005, and the three-month periods ended March 31, 2005 and 2006, and as of December 31, 2004 and 2005, and March 31, 2006. The summary consolidated financial data for the years ended September 30, 2004 and December 31, 2005, and as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the three-month periods ended March 31, 2005 and 2006, and as of March 31, 2006 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The summary consolidated balance sheet sets forth data as of March 31, 2006 on (1) an actual basis and (2) on an adjusted basis reflecting our sale of 10,000,000 shares of common stock in this offering at an assumed public offering price of $3.99 per share, the closing price of our stock on May 3, 2006, and the application of the estimated net proceeds of this offering.

The information below is summary in nature and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

In connection with our acquisition of Minrad Inc. on December 16, 2004, we adopted its fiscal year end, which was September 30. On January 19, 2005, we changed our fiscal year end to December 31. Upon consummation of the merger, the former stockholders of Minrad Inc. owned approximately 83% of our outstanding shares and controlled our Board of Directors. Accordingly, for accounting purposes, Minrad Inc. was deemed to be the accounting acquirer. The summary consolidated financial data set forth below for the year ended September 30, 2004 are that of Minrad Inc. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

	Years Ended		Three-Month Periods Ended
	September 30, 2004	December 31, 2005	March 31, 2005	March 31, 2006
Statement of Operations Data (in thousands, except per share data):
Revenue	$4,117	$8,345	$2,429	$3,123
Cost of sales	3,150	4,829	1,270	1,564

Gross margin	967	3,516	1,159	1,559
Sales and marketing expense	736	1,760	309	761
Finance and administrative expense	2,097	2,754	653	861
Research and development	1,176	1,804	338	427

Operating loss	(3,042)	(2,802)	(141)	(490)
Interest expense	790	2,282	(754)	(75)
Debt conversion cost	713	—	—	—

Net loss	(4,545)	(5,084)	(895)	(565)
Less: preferred stock cash dividends	—	(370)	—	—
Less: preferred stock non-cash dividends	—	(6,599)	—	(183)

Net loss available for common stockholders	$(4,545)	$(12,053)	$(895)	$(748)

Net loss per common share — basic and diluted	$(0.22)	$(0.42)	$(0.03)	$(0.03)

Weighted average shares outstanding — basic and diluted	20,429	28,519	28,237	29,125

Selected Consolidated Balance Sheet Data

(in thousands):

	December 31,		March 31,
	2004	2005	2006
			Actual	As Adjusted

Cash and cash equivalents	$3	$670	$213	$34,040

Working capital (deficit)	(3,976)	3,113	1,982	38,929

Total assets	2,763	10,183	10,380	44,207

Total long-term debt	—	—	—	—

Total liabilities	6,127	5,837	6,604	3,484

Total stockholders’ equity (deficiency)	(3,364)	4,346	3,776	40,723

Additional Information

Our executive offices are located at 847 Main Street, Buffalo, New York 14203, and our telephone number is (716) 855-1068. Our web site address is http://www.minrad.com. Information contained on our web site is not a part of this prospectus.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the following risks and all other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below occurs, our business, financial condition and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.

Risks Related to Our Business

We are currently in a growth stage and may experience setbacks in both business and product development.

We are subject to all of the risks inherent in both the creation of a new business and the development of new and existing products. As a growth-stage company, our cash flows may be insufficient to meet expenses relating to our operations and the growth of our business, and may be insufficient to allow us to develop new and existing products. We currently manufacture and market generic inhalation anesthetics and recently launched our SabreSource™ system, our second generation real-time image guidance system. We also are developing a drug/drug delivery system for conscious sedation. We do not know if these products will be successful over the long term.

We may need additional capital to fulfill our business strategies. We may also incur unforeseen costs. Failure to obtain such capital would adversely affect our business.

We will need to expend significant capital in order to expand our anesthetic and analgesic market share, develop our image guidance product markets and conscious sedation system, and expand our global distribution networks. In addition, if we are successful in expanding the breadth and penetration of our markets, we may need to increase our manufacturing capacity beyond our currently planned expansion. A critical element of our strategy is to leverage the cash flow we expect to generate from our core inhalation anesthetic business to develop and commercialize complementary, proprietary interventional pain management products. If our cash flows from operations are insufficient to fund our expected capital needs, or our needs are greater than anticipated, we will be required to raise additional funds in the future through private or public sales of equity securities or the incurrence of additional indebtedness. Additional funding may not be available on favorable terms, or at all. If we borrow additional funds, we likely will be obligated to make periodic interest or other debt service payments and may be subject to additional restrictive covenants. If we fail to obtain sufficient additional capital in the future, we could be forced to curtail our growth strategy by reducing or delaying capital expenditures and acquisitions, selling assets or downsizing or restructuring our operations. If we raise additional funds through public or private sales of equity securities, the sales may be at prices below the market price of our stock, and our shareholders may suffer significant dilution.

We failed to meet financial covenants in our credit facility and may fail to meet our financial covenants in the future, which could result in our lender demanding payment in full of our outstanding loan balances.

On December 31, 2005, we failed to meet two of the financial covenants in our credit facility with KeyBank National Association, or KeyBank. Our consolidated EBITDA was less than the established minimum in our credit agreement and our liquidity fell below the required level in our credit agreement. KeyBank waived our defaults and adjusted the liquidity requirements applicable to us through the quarter ended June 30, 2006. On March 31, 2006, we failed to meet the EBITDA covenant again, as well as the minimum net worth requirement. KeyBank waived these violations through June 29, 2006. If we default again and KeyBank does not waive that default, we may be required to repay the outstanding balance of our credit facility, which was $3,120,000 as of March 31, 2006. If we are not able to do so, KeyBank may enforce its lien on some or all of our assets and we may no longer be able to operate our business.

The loss of the services of key personnel would adversely affect our business.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and senior management staff. The loss of the services of existing personnel, particularly William Burns, our Chairman of the Board and Chief Executive Officer, and, prior to the completion of the conscious sedation system, John McNeirney, Senior Vice President and Chief Technology Officer, would be detrimental to our research and development programs and to our overall business.

The loss of distribution partners who hold registrations in their territories for international sales of our products could negatively affect our projected sales.

We depend heavily on our distribution partners to sell our products. Generally our distribution partners are granted the exclusive right to sell our products in their territories, provided that they meet certain purchasing minimums. Some of our distribution partners hold registrations for our products in their territories. The loss of any one of these distribution partners holding registrations for our products in their territories could negatively affect our projected sales since no other distributor would have the necessary registrations for that territory. If we were not able to find a replacement or if we were delayed in finding a replacement, our sales would decrease until we found a replacement or obtained a registration for our products in that territory.

We face competition in our industry, and many of our competitors have substantially greater experience and resources than we do.

We compete with other companies within the image guidance market, many of which have more capital, more extensive research and development capabilities and greater marketing and human resources than we do. Some of these image guidance competitors include Medtronic, Inc., Stryker Corporation, and BrainLab, Inc. marketed by the Depuy Acromed division of Johnson & Johnson. In the image guidance market, radiation exposure from fluoroscopy and the need for accuracy in interventional procedures are well-recognized concerns. As a result, present fluoroscope manufacturers, radiological suppliers, biopsy vendors and suppliers of minimally-invasive medical devices may be already engaged in research and product development to address these concerns or may become engaged in these areas of research and product development in the future. We expect competition to increase as technological advances are made and commercial applications broaden.

Similarly, in the anesthesia and analgesia market, our company directly competes with larger and more established companies, such as Abbott Laboratories, or Abbott, and Baxter International, or Baxter, that have more capital, more extensive research and development capabilities and greater marketing and human resources than we do.

Our competitors may develop new or enhanced products or processes that may be more effective, less expensive, safer or more readily available than any products or processes that we develop, or they may develop proprietary positions that prevent us from being able to successfully commercialize new products or processes that we develop. As a result, our products or processes may not compete successfully, and research and development by others may render our products or processes obsolete or uneconomical.

We are dependent upon sales outside the United States, which are subject to a number of risks.

Our future results of operation could be harmed by risks inherent in doing business in international markets, including:

•	Unforeseen changes in regulatory requirements;

•	Weaker intellectual property rights protection in some countries;

•	New export license requirements, changes in tariffs or trade restrictions;

•	Political and economic instability in our target markets; and

•	Greater difficulty in collecting payments from product sales.

We rely upon third-party manufacturers and suppliers, which puts us at risk for supplier business interruptions.

We believe that success in our real-time image guidance product line depends in part on our ability to retain third parties to sub-assemble our products in accordance with established quality and cost standards in sufficient quantities and in a timely manner. The third-party manufacturers that we rely on most heavily for sub-assembly of our real time image guidance products are Tavtek, Inc. of Amherst, New York; Exothermic Molding, Inc. of Kenilworth, New Jersey; MicroMo Electronics, Inc., of Clearwater, Florida; and The Millenia Group, of Cheswick, Pennsylvania. We have no written agreement with these suppliers. Third-party manufacturers may not perform as we expect. If third-party manufacturers fail to perform, our ability to market products and to generate revenue would be adversely affected. Our failure to deliver products in a timely manner could lead to customer dissatisfaction and damage our reputation, cause customers to cancel existing orders and to stop doing business with us.

The third-party manufacturers and suppliers that we depend on to manufacture our products are required to adhere to FDA regulations regarding cGMP and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with cGMP and other regulatory requirements is monitored by periodic inspection by the FDA and comparable agencies in other countries. Our third-party manufacturers’ and suppliers’ failure to comply with cGMP and other regulatory requirements could result in actions against them by regulatory agencies and jeopardize our ability to obtain parts to sub-assemble into our real-time image guidance products on a timely basis.

We rely on a single supplier to supply a material used to make sevoflurane, which could result in our not being able to obtain sufficient quantities to meet our short-term needs.

We manufacture sevoflurane at our Bethlehem facility. We rely on the continuing availability of a certain raw material, HFMOP, from a single supplier to produce sevoflurane. If we were unable to acquire sufficient quantities of this material from our supplier, we would have to make a significant capital investment and divert resources to produce this material. Our production capacity would be adversely affected. A disruption or termination in the supply of this material could result in our inability to meet demand for sevoflurane, which could lead to customer dissatisfaction and damage our reputation or cause customers to cancel existing orders and to stop doing business with us.

We may face future product liability claims relating to the use of our products.

We are subject to potential product liability claims relating to our anesthesia and analgesia and real-time image guidance line of products. We currently maintain product liability insurance with coverage limits of $4,000,000 for each occurrence, and in the aggregate, annually. This coverage and any coverage obtained in the future may be inadequate to protect us in the event of a successful product liability claim, and we may not be able to increase the amount of such insurance coverage or even renew it. Our insurance does not cover, and we are not aware of any suitable insurance that would cover, product liability claims for any of our products undergoing clinical trials. A successful product liability claim could have a material adverse effect on our business, results of operations and financial condition. In addition, substantial, complex or extended litigation could cause us to incur large expenditures and divert the attention of management and other significant resources.

If a flaw, deficiency or contamination of any of our products is discovered, even if no damage or injury occurs, we may need to recall products, and we may be liable for any costs necessary to replace recalled products. Any such recall could entail substantial costs and adversely affect our reputation, sales and financial condition. We do not carry insurance against recall costs or the adverse business effect of a recall, and our product liability insurance may not cover retrofit costs if system parts are required to be modified or replaced.

Significant existing or additional governmental regulation could subject us to unanticipated delays and costs, which would adversely affect our revenues.

The successful implementation of our business strategy depends in part on our ability to get our products into the market as quickly as possible. Additional laws and regulations, or changes to existing laws and regulations, that are applicable to our business may be enacted or promulgated and the interpretation, application or enforcement of existing laws and regulations may change. We cannot predict the nature of any future laws, regulations, interpretations, applications or enforcements, or the specific effects any of these might have on our business. Any future laws, regulations, interpretations, applications, or enforcements could delay or prevent regulatory approval or clearance of our products and our ability to market our products. Moreover, if we do not comply with existing or future laws or regulations, we could be subject to the following types of enforcement actions by the FDA and other agencies:

•	Fines;

•	Injunctions;

•	Civil penalties;

•	Recalls or seizures of our products;

•	Total or partial suspension of the production of our products;

•	Withdrawal of existing approvals or premarket clearances of our products;

•	Refusal to approve or clear new applications or notices relating to our products;

•	Recommendations by the FDA that we not be allowed to enter into government contracts; and

•	Criminal prosecution.

We must expand our Bethlehem facility to provide capacity to produce in a timely manner the quantities of isoflurane, enflurane, sevoflurane and desflurane that we may be required to deliver to our sales partners. If we are not able to obtain permits and local governmental approvals or if we encounter unexpected delays in obtaining such permits or approvals, our expansion may be delayed, our sales may suffer and we may not be able to meet our contractual obligation to supply product to our sales partners.

Failure to obtain regulatory approvals for our products in the future may adversely affect our business.

Under the provisions of the United States Food, Drug and Cosmetic Act, we must obtain clearance from the FDA prior to commercial use in the United States of some of the products that we may develop.

Medical Devices

The production and marketing of our real-time image guidance products and our ongoing research and development activities relating thereto are subject to regulation by numerous governmental authorities in the United States and other countries. Additionally, sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA approval in the United States.

Pharmaceutical Products

The production and marketing of our pharmaceutical products, including our conscious sedation system, are also subject to significant regulation by the FDA in the United States and by numerous foreign governmental authorities. Although we have satisfied these regulatory requirements for our current products in the United States and in the other countries in which we currently market our products, we will need to satisfy all governmental requirements before we can introduce sevoflurane, desflurane or any other new pharmaceutical products in the United States or extend the sale of our existing inhalation anesthetic products to additional foreign countries. We also must receive all necessary U.S. and foreign approvals and satisfy all other applicable governmental requirements before we may market our conscious sedation system. The time required to obtain any of these additional regulatory approvals is uncertain and we may not be able to obtain them in a timely manner, or at all.

Manufacturing Guidelines

Regulations regarding the manufacture and sale of our products are subject to change. We cannot predict what impact, if any, such changes may have on our business, financial condition or results of operations. Failure to comply with applicable regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the time required for obtaining regulatory approval is uncertain. We may encounter delays or product rejections based upon changes in FDA policies, including cGMP, during periods of product development. We may encounter similar delays in countries outside of the United States. We may not be able to obtain these regulatory acceptances on a timely basis, or at all.

The failure to obtain timely regulatory acceptance of our products, any product marketing limitations, or any product withdrawal would have a material adverse effect on our business, financial condition and results of operations. In addition, before it grants approvals, the FDA or any foreign regulatory authority may impose numerous other requirements with which we must comply. Regulatory acceptance, if granted, may include significant limitations on the indicated uses for which the product may be marketed. FDA enforcement policy strictly prohibits the marketing of accepted products for unapproved uses. Product acceptance could be withdrawn, or civil or criminal sanctions could be imposed, for our failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

The third party manufacturers and suppliers that we depend on to manufacture our products are required to adhere to FDA regulations regarding cGMP and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with cGMP and other regulatory requirements is monitored by periodic inspection by the FDA and comparable agencies in other countries. If we fail to comply with regulatory requirements, including marketing or promoting products for unapproved uses, we could be subject, among other things, to the enforcement actions discussed above under the risk factor entitled “Significant additional governmental regulation could subject us to unanticipated delays and costs, which would adversely affect our revenues.”

Some material changes to medical devices are also subject to FDA review and acceptance. Delays in receipt of, or failure to obtain, acceptances, or the loss of previously obtained acceptances, or failure to comply with existing or future U.S. or foreign regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand or enhance our existing product lines with new products limiting our ability to grow our company.

If we are not successful in the development and introduction of new products, our ability to grow our company will be impeded. We may not be able to identify products to enhance or expand our existing product lines. Even if we can identify potential products, our investment in research and development might be significant before we could bring the products to market. Moreover, even if we identify a potential product and expend significant dollars on development, we may never be able to successfully bring the product to market or achieve market acceptance for such product. As a result, we may never recover our expenses. Furthermore, our attention to developing, introducing and producing new products may divert resources and impede our ability to produce, market and sell our existing products.

We are subject to environmental regulations, and any failure to comply may result in substantial fines and sanctions.

Our operations are subject to United States and international environmental laws and regulations governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of raw materials, waste and other materials. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. Generally, the operation of an inhalant pharmaceutical manufacturing plant and the handling of specialty raw materials entail risks of failure to comply with many regulatory requirements. We believe that we are and have been operating our businesses and facilities in a manner that complies in all material respects with environmental, health and safety laws and regulations; however, we may incur material costs or liabilities if we fail to operate in full compliance. We do not maintain environmental damage insurance coverage with respect to the products which we manufacture.

We may have to make significant expenditures in the future to comply with evolving environmental, health and safety requirements, including new requirements that may be adopted or imposed in the future. To meet changing licensing and regulatory standards, we may have to make significant additional site or operational modifications that could involve substantial expenditures or reduction or suspension of some of our operations. We cannot be certain that we have identified all environmental and health and safety matters affecting our activities and in the future our environmental, health and safety problems, and the costs to remediate them, may be materially greater than we expect.

Future acquisitions may divert the attention of management and may involve risk of undisclosed liabilities.

We may from time to time pursue acquisitions that we believe complement our existing operations. Growth by acquisition involves risks that could adversely affect our business, including the diversion of management time from operations to pursue and complete acquisitions, and difficulties in integrating additional operations and personnel of acquired companies. In addition, any future acquisitions could result in significant costs, the incurrence of additional indebtedness or issuance of equity securities to fund the acquisition, and contingent or undisclosed liabilities, all of which could materially adversely affect our business, financial condition and results of operations.

In connection with any future acquisition, we generally will seek to minimize the impact of contingent and undisclosed liabilities by obtaining indemnities and warranties from the seller that may be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or other reasons.

We became public by means of a reverse merger, and as a result we are subject to the risks associated with the prior activities of the public company.

Additional risks may exist because we became public through a “reverse merger” with a shell corporation that did not have significant recent operations or assets at the time of the reverse merger, but which had operations in the past. The shell corporation, Technology Acquisition Corporation, was a development stage company from the time of its inception until the time of the merger on December 16, 2004. From time to time the shell corporation engaged in a number of businesses, including oil and gas exploration, marketing of a waste management system, and marketing of a water oxygenating system. For approximately 18 months prior to the merger, the shell corporation had no business operations. Although we performed a due diligence review of the public company, we may still be exposed to undisclosed liabilities resulting from the prior operations of our company and we could incur losses, damages or other costs as a result.

Our credit facility restricts our ability to pay cash dividends.

Since our inception, we have not paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our line of credit agreement with KeyBank prohibits the payment of cash dividends other than to holders of our preferred stock as defined in the certificate of incorporation and then only when specified conditions are met such that we are not in default of the financial covenants in the credit agreement. Even if this restriction were removed, we do not have any plans to declare dividends on our common stock in the foreseeable future. If we do not pay any dividends on our common stock, our stockholders will be able to profit from an investment only if the price of the stock appreciates before the stockholder sells it.

We will need to make substantial financial and man-power investments in order to assess our internal controls over financial reporting and our internal controls over financial reporting may be found to be deficient.

Section 404 of the Sarbanes-Oxley Act of 2002 requires management to assess its internal controls over financial reporting and requires auditors to attest to that assessment. Current regulations of the Securities and Exchange Commission, or SEC, will require us to include this assessment and attestation in our Annual Report on Form 10-KSB commencing with the annual report for our fiscal year ended December 31, 2007.

We will incur significant increased costs in implementing and responding to the new requirements. In particular, the rules governing the standards that must be met for management to assess its internal controls over financial reporting under Section 404 are complex, and require significant documentation, testing and possible remediation. Our process of reviewing, documenting and testing our internal controls over financial reporting may cause a significant strain on our management, information systems and resources. We may have to invest in additional accounting and software systems. We may be required to hire additional personnel and to use outside legal, accounting and advisory services. In addition, we will incur additional fees from our auditors as they perform the additional services necessary for them to provide their attestation. If we are unable to favorably assess the effectiveness of our internal control over financial reporting when we are required to, or if our independent auditors are unable to provide an unqualified attestation report on such assessment, we may be required to change our internal control over financial reporting to remediate deficiencies. In addition, investors may lose confidence in the reliability of our financial statements causing our stock price to decline.

Risks Related to Our Intellectual Property

If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

Our success depends, to a significant degree, upon the protection of our proprietary technologies. While we currently own 12 U.S. patents and numerous foreign counterparts related to our products, we will need to pursue additional protections for our intellectual property as we develop new products and enhance existing products. We may not be able to obtain appropriate protections for our intellectual property in a timely manner, or at all. Our inability to obtain appropriate protections for our intellectual property may allow competitors to enter our markets and produce or sell the same or similar products.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings.

We also rely on trade secrets and contract law to protect some of our proprietary technology. We have entered into confidentiality and invention agreements with our employees and consultants. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our unpatented trade secrets and know-how. Moreover, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

The following is a list of the important patents and patent applications that protect our products, the expiration dates for the patents that have been granted and the expiration dates for additional patents that we have applied for, assuming the patents are granted.

Existing U.S. patents:

Patent Number	Title	Filing Date	Expiration Date

5,810,841	Energy guided apparatus and method with indication of alignment	5/20/1997	5/20/2017

5,969,193	Method for the preparation of sevoflurane	8/18/1997	8/18/2017

6,036,639	Laryngoscope having low magnetic susceptibility and method of assembling	4/11/1997	4/11/2017

6,096,049	Light guiding device and method	7/27/1998	7/27/2018

6,200,274	Removable needle rule	7/7/1998	7/7/2018

6,264,618	Sampling device and method of retrieving a sample	1/28/2000	1/28/2020

6,267,502	Alignment verification device and method of using the same with a visual light beam and an x-ray	5/29/1998	5/29/2018

6,283,125	Sterile drape	11/19/1998	9/25/2018

6,444,358	Battery for powering a medical device having low magnetic susceptibility	3/10/2000	4/11/2017

6,679,267	Sterile drape for use with laser tracking system	8/31/2001	11/14/2008

6,694,169	Targeting system and method of targeting	2/22/2001	2/22/2021

6,829,500	Method and device for determining access to a subsurface target	6/15/1999	6/15/2019

Pending U.S. patent applications:

Application Number	Title	Filing Date	Expiration Date Assuming Issuance

10/272,794	Drug delivery system for conscious sedation	10/17/2002	10/17/2022

10/272,922	Suppression of human activity in an enclosed space	10/17/2002	10/17/2022

10/644,500	Method for the preparation of sevoflurane	8/20/2003	8/18/2017

10/977,759	Targeting system and method of targeting	10/29/2004	10/29/2024

11/281,294	Method for the preparation of sevoflurane	11/17/2005	11/17/2025

11/281,293	Process for production of 1,2,2,2 - tetrafluoro ethyl difluoro methyl ether	11/17/2005	11/17/2025

11/098,243	Removal of carbon dioxide and carbon monoxide from patient expired gas during anesthesia	4/4/2005	4/4/2025

Awaiting application number	Preparation of sevoflurane with negligible water content	4/18/2006	4/18/2026

In 1995, the U.S. Patent and Trademark Office adopted changes to the U.S. patent law that made the term of issued patents 20 years from the date of filing rather than 17 years from the date of issuance, subject to specified transition periods. Beginning in June 1995, the patent term became 20 years from the earliest effective filing date of the underlying patent application. These changes may reduce the effective term of protection for patents that are pending for more than three years. In addition, as of January 1996, all inventors who work outside of the United States are able to establish a date of invention on the same basis as those working in the United States. This change could adversely affect our ability to prevail in a priority of invention dispute with a third party located or doing work outside of the United States. While we cannot predict the effect that these changes will have on our business, they could have a material adverse effect on our ability to protect our proprietary information. Furthermore, the possibility of extensive delays in the patent issuance process could effectively reduce the term during which a marketed product is protected by patents.

We may need to obtain licenses to patents or other proprietary rights from third parties. We may not be able to obtain the licenses required under any patents or proprietary rights, or they may not be available on acceptable terms. If we do not obtain required licenses, we may encounter delays in product development or find that the development, manufacture or sale of products requiring licenses could be foreclosed. We may, from time to time, support and collaborate in research conducted by universities and governmental research organizations. We may not be able to acquire exclusive rights to the inventions or technical information derived from these collaborations, and disputes may arise over rights in derivative or related research programs conducted by us or our collaborators.

If we infringe on the rights of third parties, we may not be able to sell our products, and we may have to defend against litigation and pay damages.

If a competitor were to assert that our products infringe on its patent or other intellectual property rights, we could incur substantial litigation costs and be forced to pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume significant financial resources, but would also divert our management’s time and attention. Such claims could also cause our customers or potential customers to purchase competitors’ products or defer or limit their purchase or use of our affected products until resolution of the claim. If any of our products are found to violate third-party intellectual property rights, we may have to re-engineer one or more of our products, or we may have to obtain licenses from third parties to continue offering our products without substantial re-engineering. Our efforts to re-engineer or obtain licenses could require significant expenditures and may not be successful.

If our trademarks and trade names are not adequately protected, we may not be able to build brand loyalty and our sales and revenues may suffer.

Our registered or unregistered trademarks or trade names, including but not limited to SabreSourceTM, Light SabreTM, SereneTM, SojournTM, TerrellTM and AttaneTM may be challenged, cancelled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Over the long term, if we are unable to establish a brand based on our trademarks and trade names, then we may not be able to compete effectively and our sales and revenues may suffer.

Risks Related to Our Securities and This Offering

We have a concentration of stock ownership and control, and a small number of stockholders have the ability to exert significant control in matters requiring stockholder vote and may have interests that conflict with yours.

Our common stock ownership is highly concentrated. See “Security Ownership of Certain Beneficial Owners and Management.” As a result, a relatively small number of stockholders, acting together, have the ability to control all matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company. It could also deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and it may affect the market price of our common stock. In deciding how to vote on such matters, those stockholders’ interests may conflict with yours.

Our stock price may be volatile because of factors beyond our control and you may lose all or a part of your investment.

The price of our stock has been volatile in recent years. See “Market for Common Equity and Related Stockholder Matters.” The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the offering price. Any of the following factors could affect the market price of our common stock:

•	Our failure to achieve and maintain profitability;

•	Our failure to meet financial analysts’ performance expectations;

•	Changes in earnings estimates and recommendations by financial analysts;

•	Actual or anticipated variations in our quarterly results of operations;

•	Changes in market valuations of similar companies;

•	Announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments;

•	The loss of major customers or product or component suppliers;

•	The loss of significant partnering relationships;

•	Product liability lawsuits or product recalls; and

•	General market, political and economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

Purchasers of common stock will experience immediate and substantial dilution.

Based on an assumed offering price of $3.99 per share, purchasers of our common stock in this offering will experience an immediate and substantial dilution of $2.96 per share in the net tangible book value per share of common stock from the public offering price. Our adjusted net tangible book value as of March 31, 2006 after giving effect to this offering would be $1.03 per share.

The large number of shares eligible for public sale could depress the market price of our common stock and could impair our ability to generate funds through the sale of our equity securities and/or decrease the value of your investment in our company.

The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering. Moreover, the perception that these sales could occur may also depress the market price. Of our 29,914,119 shares of common stock outstanding as of May 3, 2006, approximately 25,265,043 were “restricted securities” within the meaning of Rule 144. These restricted securities are eligible for resale under Rule 144, subject to limitations specified in the rule. The balance of our outstanding common stock is not restricted and may be freely sold. In addition we registered shares of our common stock issuable upon exercise of warrants and conversion of preferred stock on Form SB-2 on file with the SEC. As long as that registration statement remains effective, approximately 5,008,305 shares of common stock may be freely sold if the warrants are exercised, and 5,388,500 shares of common stock may be freely sold if the preferred stock is converted. Sales of a large number of shares of common stock in the public market could adversely affect the market price and could materially impair our future ability to generate funds through sales of common stock or other equity securities.

We will have broad discretion over the use of proceeds from this offering and may use the proceeds in a manner significantly different from our current plans.

While we currently expect to use the net proceeds from this offering for expansion of our Bethlehem facility and capital investment in our new Orchard Park, New York headquarters; to pay down our credit facility with KeyBank; for research and development for new products; and for working capital and general corporate purposes, we will have broad discretion to adjust the application and allocation of the net proceeds. Our expectations regarding future business needs may prove to be inaccurate. Accordingly, we will retain broad discretion in the allocation of the net proceeds from this offering, and we reserve the right to change the use of these proceeds as a result of contingencies. The success of our operations is influenced by capital expenditures and working capital allocations and will substantially depend upon our discretion and judgment with respect to the application and allocation of the net proceeds from this offering.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical fact, contained in this prospectus constitute forward-looking statements. In some cases you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “project,” “potential,” or the negative of these terms and similar expressions intended to identify forward-looking statements.

Forward-looking statements are based on assumptions and estimates and are subject to risks and uncertainties. We have identified in this prospectus some of the factors that may cause actual results to differ materially from those expressed or assumed in any of our forward-looking statements. There may be other factors not so identified. You should not place undue reliance on our forward-looking statements. As you read this prospectus, you should understand that these statements are not guarantees of performance or results. Further, any forward-looking statement speaks only as of the date on which it is made and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time that may cause our business not to develop as we expect and it is not possible for us to predict all of them. Factors that may cause actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, those described under the heading “Risk Factors” beginning on page 6, as well as the following:

•	Our limited operating history and business development associated with being a growth stage company;

•	Our history of operating losses, which we expect to continue;

•	Our ability to generate enough positive cash flow to pay our creditors;

•	Our dependence on key personnel;

•	Our need to attract and retain technical and managerial personnel;

•	Our ability to execute our business strategy;

•	Intense competition with established leaders in the medical device industry;

•	Our ability to protect our intellectual property and proprietary technologies;

•	Costs associated with potential intellectual infringement claims asserted by a third party;

•	Our ability to protect, and build recognition of, our trademarks and trade names;

•	Our exposure to product liability claims resulting from the use of our products;

•	General economic and capital market conditions, including political and economic uncertainty in various areas of the world where we do business;

•	Our exposure to unanticipated and uncontrollable business interruptions;

•	Pricing and product actions taken by our competitors;

•	Financial conditions of our customers;

•	Customers’ perception of our financial condition relative to that of our competitors;

•	Changes in United States or foreign tax laws or regulations;

•	Reliance upon suppliers and risks of production disruptions and supply and capacity constraints;

•	Our dependence on our marketing partners;

•	Costs of raw materials and energy;

•	Unforeseen liabilities arising from litigation;

•	Our ability to successfully complete the integration of any future acquisitions;

•	Our exposure to undisclosed liabilities of the public shell corporation;

•	Our ability to project the market for our products based upon estimates and assumptions; and

•	Our ability to obtain approvals needed to market our existing and new products.

MARKET DATA AND FORECASTS

We obtained the industry, market and competitive position data for anesthesia and analgesia, and image guidance products in this prospectus from information disclosed by our competitors; industry and general publications; research, surveys and studies conducted by third parties, including IMS Health Incorporated, Inc.; and our own internal estimates and research. Third party publications, studies and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified that data and we do not make any representations as to the accuracy of that information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent source.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 10,000,000 shares of common stock that we are offering will be approximately $36,946,500 ($42,542,475 if the underwriters exercise their over-allotment in full) after payment of underwriting discounts, commissions and our estimated offering expenses, based on an assumed offering price to the public of $3.99 per share (the last reported price on May 3, 2006) and the application of the estimated net proceeds of this offering.

We intend to use approximately $10.0 million of the proceeds for expansion of our Bethlehem facility and capital investment in our new Orchard Park, New York headquarters. Approximately $5.0 million will be used for research and development for new products. Approximately $3.1 million will be used to pay down the outstanding balance under our credit facility with KeyBank. The balance of the proceeds will be used for general corporate purposes, including working capital in furtherance of our strategies of growth and deeper and broader global and domestic market penetration.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

As of November 7, 2005 we listed our common stock on the American Stock Exchange under the symbol, “BUF.” Prior to that time, our stock had been quoted under the symbol “MNRD.OB” on the OTC Bulletin Board, a service maintained by the National Association of Securities Dealers, Inc. All prices prior to November 2005 reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. Trading in our common stock in the over-the-counter market was limited and the quotations set forth below for each of the quarters of 2004 and 2005 are not necessarily indicative of actual market conditions during those time periods. All prices prior to the quarter ended September 30, 2004 reflect activity in our common stock prior to the announcement of our agreement to acquire Minrad Inc. The high and low sales price for the periods presented have been adjusted to reflect stock splits:

	Price Range of Common Stock
	High	Low
2004
March 31, 2004	$0.11	$0.06
June 30, 2004	$0.11	$0.11
September 30, 2004	$10.05	$0.11
December 31, 2004	$4.25	$2.50

2005
March 31, 2005	$7.00	$3.00
June 30, 2005	$4.40	$2.00
September 30, 2005	$3.30	$1.85
December 31, 2005	$2.46	$1.25

2006
March 31, 2006	$2.75	$1.55
Through May 4, 2006	$4.07	$2.25

Holders

As of May 3, 2006, there were approximately 814 stockholders of record of our common stock.

Dividends

During June, 2005 we sold 11,260 shares of newly issued 6% Series A convertible preferred stock at the price of $1,000 per share, 10,777 shares of which remain outstanding as of May 3, 2006. In 2005, we declared cash dividends of $370,153 on our preferred stock, of which $199,824 were paid in 2005 and $170,329 were paid in January, 2006. Our credit facility with KeyBank prohibits us from paying cash dividends other than to holders of our Series A convertible preferred stock. In addition, we may only pay cash dividends on our Series A convertible preferred stock if we are in compliance with the financial covenants in our credit agreement; otherwise, the dividends must be paid in common stock. During the first quarter of 2006 we accrued non-cash dividends of $181,043. We satisfied the dividends payable through the issuance of common stock because our credit agreement with KeyBank restricted the payment of cash dividends on our Series A convertible preferred stock because we were in violation of certain financial covenants contained in the agreement. Under the terms of our Series A convertible preferred stock, we were required to pay a premium of 15% because we paid the dividends in common stock. This premium was included in calculating the dividend payable for the first quarter of 2006.

Securities Authorized for Issuance Under Equity Compensation Plan

As of March 31, 2006, our equity compensation plans were our 2004 Stock Option Plan and our 2005 Directors Compensation Plan, which were previously approved by our stockholders. We do not have any other equity compensation plans. The following table provides information about the plans as of that date.

Equity Compensation Plan Information

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category
Equity compensation plans approved by security holders	3,039,540	$1.99	3,991,479

(1)	Reflects shares issuable upon exercise of options granted or to be granted under our 2004 Stock Option Plan.

Purchase of Shares

During the first quarter of 2006 we did not purchase any of our shares.

DIVIDEND POLICY

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the future. In addition, our credit facility with KeyBank prohibits us from paying cash dividends to holders of our common stock. Even if this restriction were removed, payments of any cash dividends in the future to holders of our common stock would be in the discretion of our board of directors and would depend on our financial condition, results of operations, capital and legal requirements and other factors deemed relevant by our board of directors.

DILUTION

At March 31, 2006, our net tangible book value was approximately $3,543,000, or $0.12 per outstanding share of common stock. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the offering and the application of the net proceeds therefrom, the net tangible book value at March 31, 2006 would have been approximately $40,489,500 or $1.03 per share of Common Stock, representing an immediate increase in net tangible book value of $0.91 per share to existing shareholders and an immediate dilution of $2.96 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$3.99
Net tangible book value at March 31, 2006	$3,543,000

Increase attributable to price paid by investors in the Offering (Net)	36,946,500

Adjusted net tangible book value per share, after giving effect to the Offering	$40,489,500	$1.03

Dilution in net tangible book value per share to new investors in the Offering(1)		$2.96

(1)	Dilution is determined by subtracting adjusted net tangible book value per share, after giving effect to the offering, and the application of the net proceeds therefrom, from the gross offering price of $3.99 per share.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments, and our capitalization as of March 31, 2006:

•	On a historical basis, which reflects our actual capitalization as of March 31, 2006, without any adjustments to reflect subsequent or anticipated events;

•	On an as adjusted basis, which reflects our capitalization as of March 31, 2006 with adjustments to reflect the sale of the 10,000,000 shares of common stock offered by us in this offering and the application of the estimated net proceeds from this offering.

You should read this table together with “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted
(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$213	$34,040

Short-term debt	$3,120	$—
Long-term debt, less current maturities	—	—
Shareholders’ equity:
Series A Convertible Preferred stock, par value $0.25 per share:
5,000,000 shares authorized; 10,910 shares issued	3	3
Common stock, par value $0.01 per share:
100,000,000 shares authorized; 29,237,992 shares issued; 39,237,992 shares issued, as adjusted	292	392
Additional paid-in capital	40,438	77,285
Accumulated deficit	(36,957)	(36,957)

Total shareholders’ equity	3,776	40,723

Total capitalization	$6,896	$40,723

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth consolidated financial data for the years ended September 30, 2004 and December 31, 2005, and the three-month periods ended March 31, 2005 and 2006, and as of December 31, 2004 and 2005, and March 31, 2006. The summary consolidated financial data for the years ended September 30, 2004 and December 31, 2005, and as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The data for the three-month periods ended March 31, 2005 and 2006, and as of March 31, 2006 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and include, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The selected consolidated balance sheet sets forth data as of March 31, 2006 on (1) an actual basis and (2) on an adjusted basis reflecting our sale of 10,000,000 shares of common stock in this offering at an assumed public offering price of $3.99 per share, the closing price of our stock on May 3, 2006, and the application of the estimated net proceeds of this offering.

The information below is summary in nature and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

In connection with our acquisition of Minrad Inc. on December 16, 2004, we adopted its fiscal year end, which was September 30. On January 19, 2005, we changed our fiscal year end to December 31. Upon consummation of the merger, the former stockholders of Minrad Inc. owned approximately 83% of our outstanding shares and controlled our Board of Directors. Accordingly, for accounting purposes, Minrad Inc. was deemed to be the accounting acquirer. The selected consolidated financial data set forth below for the year ended September 30, 2004 are that of Minrad Inc. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

	Years Ended		Three-Month Periods Ended
	September 30, 2004	December 31, 2005	March 31, 2005	March 31, 2006
Selected Consolidated Statement of Operations Data (in thousands, except per share data):
Revenue	$4,117	$8,345	$2,429	$3,123
Cost of sales	3,150	4,829	1,270	1,564

Gross margin	967	3,516	1,159	1,559
Sales and marketing expense	736	1,760	309	761
Finance and administrative expense	2,097	2,754	653	861
Research and development	1,176	1,804	338	427

Operating loss	(3,042)	(2,802)	(141)	(490)
Interest expense	790	2,282	(754)	(75)
Debt conversion cost	713	—	—	—

Net loss	(4,545)	(5,084)	(895)	(565)
Less: preferred stock cash dividends	—	(370)	—	—
Less: preferred stock non-cash dividends	—	(6,599)	—	(183)

Net loss available for common stockholders	$(4,545)	$(12,053)	$(895)	$(748)

Net loss per common share — basic and diluted	$(0.22)	$(0.42)	$(0.03)	$(0.03)

Weighted average shares outstanding — basic and diluted	20,429	28,519	28,237	29,125

Selected Consolidated Balance Sheet Data

(in thousands):

	December 31,		March 31,
	2004	2005	2006
			Actual	As Adjusted
Cash and cash equivalents	$3	$670	$213	$34,040

Working capital (deficit)	(3,976)	3,113	1,982	38,929

Total assets	2,763	10,183	10,380	44,207

Total long-term debt	—	—	—	—

Total liabilities	6,127	5,837	6,604	3,484

Total stockholders’ equity (deficiency)	(3,364)	4,346	3,776	40,723

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Overview

Merger

On December 16, 2004, we acquired Minrad Inc. through a reverse merger of our newly formed subsidiary into Minrad Inc. As a result, Minrad Inc. became our wholly owned subsidiary and the stockholders of Minrad Inc. became the beneficial owners of approximately 83% of our common stock. Upon consummation of the merger, the former stockholders of Minrad Inc. owned approximately 83% of our outstanding shares and controlled our Board of Directors. Accordingly, for accounting purposes, Minrad Inc. was deemed to be the accounting acquirer. The discussion of operations below relates to the operations of Minrad Inc. See Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. On January 19, 2005, we changed our fiscal year end to December 31. References in this discussion to “fiscal 2004” are to the fiscal year ended September 30, 2004, which preceded the acquisition and includes solely the operations of Minrad Inc. References to “fiscal 2005” are to the fiscal year ended December 31, 2005. That period occurred after the acquisition and includes the consolidated operations of Minrad International, Inc. and its subsidiaries.

Company Background

We operate an interventional pain management business with two product lines: (1) anesthesia and analgesia and (2) real-time image guidance. Our products are sold throughout the world, primarily in North America, Europe, Asia and Latin America. The anesthesia and analgesia business is engaged currently in the manufacture and sale of generic inhalation anesthetics that are primarily used for human and veterinary surgical interventions. Approximately 98% of our sales revenue for the three-month periods ended March 31, 2006 and 2005, the years ended December 31, 2005 and September 30, 2004, and the three-month periods ended December 31, 2004 and 2003, was generated from the sale of inhalation anesthetics. We also manufacture patented real-time image guidance technologies that facilitate minimally invasive surgery. During the periods discussed below, we were in the process of redesigning these products and recognized minimal revenue. We began selling redesigned real-time image guidance products in the first quarter of 2006. Our SabreSourceTM system and the accompanying Light SabreTM disposable procedure instruments have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. They enable improved accuracy in interventional procedures, reduced radiation exposure and support the transfer of these procedures to outpatient settings. We are also developing a drug/drug delivery system for conscious sedation. For the fiscal year ended December 31, 2005, we had revenue of $8.3 million, and for the first quarter of 2006, we had revenue of $3.1 million.

Results Of Operations — Three-Month Period Ended March 31, 2005 Compared To Three-Month Period Ended March 31, 2006.

	2005	2006	Increase/ (Decrease)	Percent Change
Revenue	$2,428,728	$3,123,430	$694,702	29%
Gross margin	1,158,456	1,559,387	400,931	35%
Gross margin %	47.7%	49.9%	—	—
Research and development	338,316	426,693	88,377	26%
Sales and marketing	309,012	761,156	452,144	146%
Finance and administrative	652,443	861,090	208,647	32%
Operating loss	(141,315)	(489,552)	348,237	246%
Interest expense: cash	(88,510)	(75,156)	(13,354)	(15%)
Interest expense: non-cash	(665,463)	—	(665,463)	(100%)

Net loss	$(895,288)	$(564,708)	$(330,580)	(37%)

Revenue

	2005	2006	Increase/ (Decrease)	Percent Change
United States and Canada	$813,482	$902,443	$88,961	11%
International	1,615,246	2,220,987	605,741	38%

Total	$2,428,728	$3,123,430	$694,702	29%

Revenue increased by $694,702, or 29%, to $3,123,430 for the first quarter of 2006 from $2,428,728 for the first quarter of 2005. This increase reflects double-digit revenue growth in both the United States and Canada, and international sales areas.

Sales in the United States and Canada increased to $902,443 for the first quarter of 2006, compared to $813,482 for the first quarter of 2005. This represented an $88,961, or 11%, increase from the same period of 2005.

International sales (excluding Canada) grew to $2,220,987 for the first quarter of 2006, from $1,615,246 for the first quarter of 2005, a $605,741, or 38%, increase. Sales in our Pacific region increased by $250,520, from $436,135 in the first quarter of 2005 to $686,655 for the first quarter of 2006. This increase of 58% was largely the result of new product registrations in major northern Asian countries and the Association of South East Asian Nations, or ASEAN, territories. Sales in our European region, which includes the Middle East, increased by $265,521, or 82%, from $325,121 to $590,642 for the first quarter of 2006 from the first quarter of 2005. Increased sales in Eastern Europe and the Middle East accounted for 43% of this increase. Sales in our Latin America region increased by $89,700, or 11%, from $853,990 for the first quarter of 2005 to $943,690 for the first quarter of 2006.

Our anesthesia and analgesia product line generated over 98% of our revenue for the first quarters of 2006 and 2005. Enflurane sales doubled quarter-over-quarter. Sevoflurane sales exceeded $500,000 for the first quarter of 2006. In the first quarter of 2005 we were not yet shipping sevoflurane.

Sales to OEMs, which are included in the North American sales, increased by $477,092 quarter-over-quarter due to the availability of sevoflurane. This increase was partially offset by a decrease in sales to RxElite, our primary North American distributor. Last year we shipped a significant part of their initial stocking order in the first quarter.

Gross Margin

Gross margin improved by $400,931, or 35%, from $1,158,456 for the first quarter of 2005 to $1,559,387 for the first quarter of 2006. Gross margin as a percentage of revenue, or gross margin percentage, increased from 47.7% for the first quarter of 2005 to 49.9% from the same quarter of 2006. The improvements in gross margin and gross margin percentage were primarily due to increased volume quarter-over-quarter and decreased costs in the production of inhalation anesthetics. These improvements in gross margin and gross margin percentage were offset by the effect of the start-up costs incurred in the first quarter of 2006 for the production of our SabreSourceTM system at our facility in Buffalo, New York. The gross margin at standard cost (the budgeted cost to produce one unit of output) was 60.3% for the first quarter of 2006, compared to 60.6% for the first quarter of 2005, the difference primarily reflecting changes in the mix of products sold. The unfavorable manufacturing variances (comparison of actual cost to the standard cost) in the production of inhalation anesthetics at our facility in Bethlehem, Pennsylvania declined quarter-over-quarter from $252,000 to $192,000. This reduction reflects improved operating efficiency as well as the impact of producing products at a higher volume. The unfavorable manufacturing variance at our Buffalo facility increased from $62,000 to $132,000, primarily due to the launch of our SabreSourceTM system. As the production of our SabreSourceTM system increases, we expect the manufacturing variance for the Buffalo facility to decrease.

Research & Development

Research and development expenses increased by $88,377, or 26%, to $426,693 from $338,316 for the first quarter of 2005. Research and development expenses were 14% of revenue for each quarter. This increase was primarily due to non-cash expenses associated with the new accounting requirement to expense employee options, which resulted in an increase of $31,466 for the first quarter of 2006. In addition, travel expenses relating to research and development increased by $25,200 and training expenses relating to research and development increased by $18,000 quarter-over-quarter. Total research and development wages were essentially unchanged quarter-over-quarter. Wages increased by $36,249 due to our hiring of an additional employee in the image guidance area, an additional employee in conscious sedation and three additional employees in regulatory. This was offset by a reduction in wages of $37,720 due to the capitalization of wages associated with the Bethlehem facility expansion in the first quarter of 2006.

Sales & Marketing

Sales and marketing expenses increased by $452,144, or 146%, to $761,156 for the first quarter of 2006 from $309,012 for the first quarter of 2005. As a percentage of revenue, sales and marketing expenses increased from 13% of revenue for the first quarter of 2005 to 24% of revenue for the first quarter of 2006. This increase was primarily due to an increase in the field sales organization from seven people in the first quarter of 2005 to 21 people by the end of the first quarter of 2006. This increase is important as we anticipate acceptances from our 24 pending drug and device registrations and we will need to support sales of our existing products. Sales and marketing wages increased by $231,139 quarter-over-quarter. Commissions increased by $30,735, reflecting higher sales quarter-over-quarter. Travel costs increased by $72,575 and auto expenses by $39,037, both as a result of our expanded sales organization. Recruitment expenses associated with expansion of our sales organization increased by $25,800. Expensing employee options resulted in a $36,420 non-cash expense in the first quarter of 2006.

Finance & Administrative

Finance and administrative expenses increased by $208,647, or 32%, to $861,090 for the first quarter of 2006 from $652,443 for the first quarter of 2005. Wages increased by $77,079 due to the hiring of additional personnel and shorter vacancies when positions became open through attrition during the first quarter of 2006. During the first quarter of 2005, the allowance for bad debts was reduced by $50,000 resulting in a reduction of $50,000 in finance and administrative expenses, which did not reoccur in the first quarter of 2006. Amortization expense associated with loan costs for the line of credit with KeyBank increased expenses by $41,400. Expensing employee options resulted in a $31,208 non-cash expense in the first quarter of 2006.

Interest Expense: Cash

Cash interest decreased by $13,354, or 15%, from $88,510 for the first quarter of 2005 to $75,156 for the first quarter of 2006. This was due to a reduced level of overall debt. The cash interest expense for the first quarter of 2006 was primarily attributable to interest on the line of credit with KeyBank of $72,890. As of March 31, 2006 the outstanding balance on the line of credit with KeyBank was $3,120,000.

Interest Expense: Non-cash

We were not required to recognize any imputed interest in the first quarter of 2006. During the first quarter of 2005 we recognized $665,463 in imputed interest attributed to beneficial conversion features on debt and warrants connected with debt instruments.

Dividends

Dividends payable for the first quarter of 2006 were $181,043. We satisfied the dividends payable through the issuance of common stock because our credit agreement with KeyBank restricted the payment of cash dividends on our Series A convertible preferred stock because we were in violation of certain financial covenants contained in the agreement. Under the terms of our Series A convertible preferred stock, we were required to pay a premium of 15% because we paid the dividends in common stock. This premium was included in calculating the dividend payable for the first quarter of 2006.

Net Loss

The net loss for the first quarter of 2006 was $(564,708), a decrease of $330,580, or 37%, from the prior year net loss of $(895,288). This reduced net loss was primarily a result of reduced imputed interest expense. The reduction of imputed interest expense offset the increased operating loss caused by increased operating expenses which exceeded the increase in gross profit for the period.

Liquidity and Capital

As of March 31, 2006, we had current assets of approximately $8.6 million, including cash of $0.2 million, and current liabilities of approximately $6.6 million. As of March 31, 2005, we had current assets of approximately $3.2 million, including cash of $0.1 million, and current liabilities of approximately $6.5 million.

Net cash used by operating activities decreased by $1.2 million, or 69%, to $0.5 million for the first quarter of 2006 from $1.8 million for the first quarter of 2005. The decrease was largely attributable to a decrease in the growth of accounts receivable of $0.8 million. The growth in accounts receivables during the first quarter of 2005 was due in part to relatively low revenue of $0.5 million in the immediately preceding quarter. This reduced revenue led to a relatively low level of accounts receivable at the beginning of the first quarter of 2005. The lower growth in the accounts receivable in the first quarter of 2006 reflected higher revenue in the preceding quarter and the collection of significant receivables during the period. Accounts payable decreased by only $0.2 million in the first quarter of 2006 compared to a decrease of $0.6 million in the first quarter of 2005, thus reducing cash used by $0.4 million in the first quarter of 2006 compared to the first quarter of 2005.

Net cash used by investing activities for the first quarter of 2006 increased by $34,000 to $142,000 from $108,000 for the first quarter of 2005. The increase was primarily attributable to the acquisition of fixed assets associated with the Bethlehem facility expansion. We acquired total fixed assets in the quarter of $0.6 million, $0.4 million of which were non-cash, included in accounts payable at the end of the first quarter of 2006. We expect to pay these payables later in 2006.

Net cash provided by financing activities decreased by $1.8 million, or 89%, to $0.2 million for the first quarter of 2006 from $2.0 million for the first quarter of 2005. During the first quarter of 2005, substantial funds were provided through a $2.5 million bridge note. The decrease also was attributable to the increase of $0.4 million in the first quarter of 2006 in the line of credit with KeyBank, partially offset by cash dividends of $0.2 million paid on our Series A convertible preferred stock.

We intend to use the net proceeds of this offering for the expansion of our Bethlehem facility and capital investment in our new Orchard Park, New York headquarters; to pay down our credit facility with KeyBank; for research and development for existing products; and for general corporate purposes. See “Use of Proceeds.” We believe we will have liquidity and capital resources necessary to fund anticipated working capital requirements for the next 12 months after giving effect to the offering.

We will need to expend significant capital in order to expand our anesthetic and analgesic market share, develop our image guidance product markets and conscious sedation system, and expand our global distribution networks. In addition, if we are successful in expanding the breadth and penetration of our markets, we may need to increase our manufacturing capacity beyond our currently planned expansion. A critical element of our strategy is to leverage the cash flow we expect to generate from our core inhalation anesthetic business to develop and commercialize complementary, proprietary interventional pain management products. If our cash flows from operations are insufficient to fund our expected capital needs or our needs are greater than anticipated, we will be required to raise additional funds in the future through private or public sales of equity securities or the incurrence of additional indebtedness. See “Risk Factors – We may need additional capital to fulfill our business strategies. We may also incur unforeseen costs. Failure to obtain such capital would adversely affect our business.”

Results of Operations — Year Ended September 30, 2004 Compared to Year Ended December 31, 2005

	2004	2005	Increase/ (Decrease)	Percentage Change
Revenue	$4,116,995	$8,345,278	$4,228,283	103%
Gross margin	966,516	3,516,335	2,549,819	264%
Gross margin %	23.5%	42.1%	—	—
Research and development	1,175,570	1,804,162	628,592	53%
Sales and marketing	736,266	1,759,773	1,023,507	139%
Finance and administrative	2,097,288	2,754,548	657,260	31%
Interest expense	789,443	2,282,082	1,492,639	189%
Debt conversion costs	713,000	—	(713,000)	100%

Net loss	$(4,545,051)	$(5,084,229)	$539,178	12%

Revenue
	2004	2005	Increase/ (Decrease)	Percentage Change
United States and Canada	$1,171,498	$2,467,519	$1,296,021	111%
International	2,945,497	5,877,759	2,932,262	100%

Total	$4,116,995	$8,345,278	$4,228,283	103%

Revenue increased significantly by $4,228,283, or 103%, to $8,345,278 for fiscal 2005 from $4,116,995 for fiscal 2004. International sales doubled year-over-year and North American sales increased by 111%. Our anesthesia and analgesia product line generated over 99% of revenue in fiscal

2005. We recorded our first sales of sevoflurane as an active pharmaceutical agent in 2005, generating revenue of over $1 million. Isoflurane sales increased by 85% and enflurane sales experienced double digit growth year-over-year.

Sales in the United States and Canada rose sharply driven by three factors: (1) U.S. sales generated from our partnership with RxElite increased by $358,748; (2) OEM sales increased by $701,252; and (3) a final settlement on a 2003 insurance business interruption claim added $300,000 in revenue in fiscal 2005.

International sales increased by 100%, or $2,932,262, from sales of $2,945,497 for fiscal 2004 to sales of $5,877,759 for fiscal 2005. Sales grew by 148%, or $1,983,939, in Latin America from $1,342,237 for fiscal 2004 to $3,326,176 for fiscal 2005 as the result of a continued increase in drug approvals in the region. Sales in our European region, which includes the Middle East, increased by 104%, or $560,403, from $539,185 for fiscal 2004 to $1,099,588 for fiscal 2005 largely due to an increase in sales to customers in Eastern Europe and the Middle East. The Pacific region recorded an increase in sales of $387,079, or 36%, from $1,063,745 for fiscal 2004 to $1,450,824 for fiscal 2005. This increase was driven by new product registrations in major Northern Asian and ASEAN territories partially offset by a decrease of sales in the Indian Subcontinent.

Two key factors support the potential for increased sales of inhalation anesthetics in fiscal 2006. First, the number of active distribution contracts for inhalation anesthetics increased in fiscal 2005 compared to fiscal 2004 by approximately 25% to 37 contracts by the end of fiscal 2005. If annual minimum purchases required in 2006 for distributors to maintain exclusivity by territory under existing agreements are made, 2006 revenues will significantly exceed revenue for fiscal 2005. Second, we will have more distributors promoting our products in more markets as the new distributors obtain their necessary regulatory approvals. We may also benefit from increased sales of sevoflurane as our international distributors receive regulatory approval for this additional product.

Gross Margin

Gross margin improved by $2,549,819, or 264%, from $966,516 for fiscal 2004 to $3,516,335 for fiscal 2005. Gross Margin Percentage, increased from 23.5% for fiscal 2004 to 42.1% for fiscal 2005. The improvements in gross margin and gross margin percentage were primarily due to increased volume year-over-year and decreased costs in the production of inhalation anesthetics. The standard costs (budgeted cost to manufacture one unit of a product) were reduced year-over-year due to reduced labor, material and overhead costs estimated to manufacture one unit of finished product. This improved our gross margin at standard cost to 60% for fiscal 2005 from 53% for fiscal 2004. Unfavorable manufacturing variances (comparison of actual cost to the standard cost) of approximately $1,469,000 for 2005 were largely driven by volume variances in the production of anesthetic agents and our SabreSourceTM system and complementary Light SabreTM disposable procedure instruments. A volume variance is the difference between the expected production output at standard cost and the actual production output. Although production increased significantly year-over-year to meet customer demands, production still fell short of the level assumed in the standard cost. The negative manufacturing volume variance of approximately $958,000 for inhalation anesthetics was largely due to overhead costs which exceeded the standard cost by approximately $746,000 and direct labor costs which exceeded the standard cost by approximately $212,000. Negative purchase price variances constituted approximately $107,000 of the manufacturing variance. The negative manufacturing variance for SabreSourceTM in our Buffalo facility was approximately $271,000 due to lower-than-expected volume, which failed to absorb the overhead costs assumed in the standard cost.

There is the potential for an increase in gross margin percentage in fiscal 2006. We have efforts underway to reduce manufacturing inefficiencies and thus reduce negative manufacturing variances which could improve the gross margin percentage in fiscal 2006. Also, there is the potential for higher revenue in fiscal 2006. If such higher revenue is realized, even without an improvement in manufacturing efficiency, the manufacturing variance as a percentage of revenue could be reduced thereby improving the gross margin percentage.

Research and Development

Research and development expenses increased by $628,592, or 53%, to $1,804,162, or 22% of revenue, for fiscal 2005, from $1,175,570, or 29% of revenue, for fiscal 2004. The increase was primarily related to a payroll and benefits increase of $383,701. This largely reflects increased personnel in our registration department. Intellectual property maintenance costs increased by $122,721. Other increases were related to travel and employee relocation costs of $71,466 and $45,000 for the extension of options, which was a non-cash expense.

Sales and Marketing

Sales and marketing expenses increased by $1,023,507, or 139%, to $1,759,773 for fiscal 2005 from $736,266 for fiscal 2004. As a percentage of revenue, sales and marketing costs increased from 18% of sales in 2004 to 21% of sales for fiscal 2005. The increase year-over-year can be explained by an increase of $451,052 in personnel costs primarily related to supporting our anesthesia and analgesia contracts and establishing a communications department; increased convention and marketing expenses of $175,831, related primarily to the launch of our SabreSourceTM system; an increase of $216,495 in travel and relocation related expenses; and a non-cash expense of $31,000 for the extension of options.

Finance and Administrative

Finance and administrative expenses increased by $657,260, or 31%, to $2,754,548 for fiscal 2005 from $2,097,288 for fiscal 2004. Wages and benefits increased by $486,957. Such increases were primarily related to the creation of new positions, including chief operating officer and controller, and management incentive compensation increases of approximately $153,000. The increased staffing was largely driven by the need to support the growth in the business and to meet the compliance requirements of being a public company. General insurance costs increased by $157,176 year-over-year based on premium increases for increased sales and significantly increased premiums on directors and officers’ coverage as a public company. Travel and relocation related expenses increased by $108,493. There was also an increase of $45,000 for the extension of options, which was a non-cash expense, and an increase of $68,750 for stock listing fees. These were partially offset by a reduction in legal fees of $161,658 and a reduction in the bad debt reserve of $56,000.

Interest Expense: Cash

Cash interest declined sharply year-over-year, reflecting our fund raising efforts in fiscal 2005 and the resulting conversion and repayment of outstanding obligations. Cash interest expense for fiscal 2005 was $376,371. This represents a reduction of $413,072, or 52%, from cash interest expense of $789,443 for fiscal 2004. Included in the cash interest expense for fiscal 2005 was $5,511 of interest expense under a line of credit we paid off and terminated in December 2005. While interest levels for calendar 2006 are undeterminable at this time, the primary source of cash interest expense in the first quarter will be related to our line of credit with KeyBank. The mortgage held by Bayview Loan Servicing LLC on our Bethlehem facility has also been paid off, eliminating another source of cash interest expense for 2006 as compared to fiscal 2005.

Interest Expense: Non-cash

We recognized $1,905,711 in imputed (non-cash) interest expense for fiscal 2005 attributable to the amortization of warrants issued in connection with debt instruments. This was an increase of $1,192,711, or 167%, over fiscal 2004. Approximately $980,523 of the imputed interest for fiscal 2005 was related to warrants issued to Kevin Kimberlin Partners L.P. for providing a guarantee of a $1 million working capital line of credit. The working capital line of credit was paid off and retired in June 2005 and no additional warrants will be issued in connection with the guarantee. Also $925,188 of the imputed interest for 2005 was incurred in association with a $2.5 million bridge financing. For fiscal 2004 we incurred debt conversion costs of $713,000. At this time, subject to the requirements of undetermined future funding, we do not expect to recognize imputed interest in 2006 given our current capital structure.

Dividends

For fiscal 2005 total dividends on our Series A convertible preferred stock amounted to cash dividends of $370,153, and non-cash dividends of $6,598,549. There were no cash or non-cash dividends declared or paid in fiscal 2004.

Net Loss

Net loss increased by $539,178, or 12%, to $5,084,229 for fiscal 2005 from $4,545,051 for fiscal 2004. This increase in net loss is due primarily to the increase in operating expenses and non-cash interest, while being partially offset by an increase in gross margin and a reduction in cash interest expense as discussed above in more detail.

Liquidity and Capital Resources

As of December 31, 2005, we had current assets of approximately $9.0 million, including $0.7 million in cash, and current liabilities of approximately $5.8 million. As of December 31, 2004, we had current assets of approximately $2.2 million, including nominal amounts of cash, and current liabilities of approximately $6.1 million. The largest increase in our current assets was in accounts receivable. They increased by approximately $2.9 million from $0.6 million on December 31, 2004 to approximately $3.5 million on December 31, 2005. This is primarily due to sales in the fourth quarter of fiscal 2005 which amounted to approximately $2.5 million. We expect all receivables to be collected and therefore believe an allowance for doubtful accounts is not necessary at this time. Inventory increased by approximately $2.8 million from approximately $1.1 million on December 31, 2004 to $3.9 million on December 31, 2005. This reflects an increase in inventory for the 2006 launch of SabreSourceTM as well as an increase in the inventory of inhalation anesthetics year-over-year.

Net cash used by operating activities increased by approximately $6.5 million, or 218%, to approximately $9.5 million for fiscal 2005 from approximately $3.0 million for fiscal 2004. The increase in net cash used by operating activities primarily was attributable to the increases in inventory and accounts receivable to support the year-over-year revenue growth, in particular the $2.5 million of sales in the fourth quarter of 2005, as well as the build up for the 2006 launch of SabreSourceTM. Inventory increased by approximately $2.8 million in fiscal 2005 compared to a reduction of approximately $0.2 million in fiscal year 2004. Accounts receivable increased by approximately $2.5 million in fiscal 2005 compared to a reduction of $0.2 million in fiscal 2004.

Net cash used by investing activities for fiscal 2005 was approximately $0.5 million. For fiscal 2004, investing activities used net cash of approximately $0.3 million. The additional use of cash by investing activities for fiscal 2005 was primarily due to purchases of property and equipment and costs associated with patent applications.

Net cash provided by financing activities increased by approximately $7.4 million, or 224%, to approximately $10.7 million for fiscal 2005 from approximately $3.3 million for fiscal 2004. In fiscal 2005 we raised approximately $9.5 million, net of costs, through a private placement of Series A convertible preferred stock. We also borrowed $2.5 million in a bridge loan that was repaid during the year. In December of 2005, we borrowed $2.7 million under a line of credit with KeyBank. We repaid a demand note worth approximately $1.0 million with Wachovia Bank, N.A. in June 2005. We also repaid a promissory note representing a mortgage on the Bethlehem facility for approximately $0.8 million in December 2005.

Results of Operations—Three-Month Period Ended December 31, 2003 Compared to the Three-Month Period Ended December 31, 2004:

	2003	2004	Increase/	Percentage
			(Decrease)	Change
Revenue	$1,049,362	$460,276	$(589,086)	(56%)
Gross margin	143,506	(156,115)	(299,621)	(209%)
Gross margin %	13.7%	(33.9% )	—	—
Research and development	368,026	308,670	(59,356)	(16%)
Sales and marketing	193,680	230,348	36,668	19%
Finance and administrative	454,523	486,970	32,447	7%
Operating loss	(872,723)	(1,182,103)	309,380	35%
Interest expense	276,481	198,280	(78,201)	(28%)

Net loss	$(1,149,204)	$(1,380,383)	$231,179	20%

Revenue

For the quarter ended December 31, 2004, we generated revenue of $460,276 as compared to $1,049,362 for the quarter ended December 31, 2003. The decrease of $589,086, or 56%, was not reflective of market conditions as we ended the quarter with $1,037,000 in immediately shippable backlog, or orders from customers that were past the requested shipping date of our customers. The backlog resulted from the switch over of our plant production facilities to production of validation batches of sevoflurane. Because sevoflurane and isoflurane are manufactured with multi-purpose equipment rather than dedicated equipment, our production of isoflurane was curtailed while we completed three validation batches of sevoflurane along with necessary cleanouts and changeovers.

The length of our changeover was increased due to the failure of a contractor to meet the installation schedule for new piping that would have improved our production capacity. When the validation process for sevoflurane was completed in December of 2004, we resumed production of isoflurane, and the availability of finished isoflurane began to increase at the beginning of 2005. As isoflurane became available, we shipped to customers with lower inventory levels first in order to minimize the impact on their ability to meet their customer demand for the product. We continued this practice of allocating backlogged orders to maintain inventory levels of our distributors through the end of the quarter ended March 31, 2005, when we completed shipment of the backlog from the prior quarter.

Gross Margin

Gross margin for the quarter ended December 31, 2004 was $(156,115) as compared with $143,506 for the quarter ended December 31, 2003, representing a decrease of $299,621. Gross margin percentage was (33.9%) as compared with 13.7% for the prior period. The unfavorable gross margin variance in the quarter ended December 31, 2004 was a function of lower volumes due to our Bethlehem facility’s inactivity during the sevoflurane validation campaign. The lower volumes resulted in unfavorable manufacturing absorption variances of $406,200.

Shipment of the $1,037,000 in immediately shippable backlog during the quarter ended December 31, 2004 would have had a positive impact on gross profit for this period. We expect to experience fluctuations in gross margins in future periods, primarily resulting from fluctuations in production volume based on increasing demand and the introduction of new products.

Research and Development

Research and development expenses for the quarter ended December 31, 2004 were $308,670, representing a reduction of $59,356, or 16%, from the quarter ended December 31, 2003. The year-over-year decrease resulted from a timing-related reduction in prototype expenses of $96,525. Partially offsetting this were increased wage and benefit expenses of $50,788, which were related to additional personnel in our real-time image guidance engineering staff.

Sales and Marketing

Sales and marketing expense increased from $193,680 for the quarter ended December 31, 2003 to $230,348 for the quarter ended December 31, 2004. This $36,668, or 19%, increase was primarily attributable to trade show expenses associated with the introduction of our redesigned SabreSource™ technology.

Finance and Administrative

Finance and administrative costs increased by $32,447 from $454,523 for the quarter ended December 31, 2003 to $486,970 for the quarter ended December 31, 2004. Finance and administrative costs increased by approximately $218,000 from $379,000 for the quarter ended December 31, 2003 to approximately $597,000 for the quarter ended December 31, 2004, a 58% increase. Three main factors contributed to the increase in finance and administrative expenses: $126,000 in additional wages and benefits, $90,000 in legal and accounting expenses, and $43,000 in increased insurance costs. Most of these increased costs relate to the cost to comply with being a public company. In addition, our reserves for bad debt expense based on specific identification of doubtful accounts decreased. For the quarter ended December 31, 2003, we recognized $75,000 as bad debt expense, versus a $110,000 bad debt recovery that occurred in the quarter ended December 31, 2004. This $185,000 difference between periods offset a large portion of the increase in other finance and administrative costs.

Interest Expense

Interest expense declined from $276,481 for the quarter ended December 31, 2003 to $198,280 for the quarter ended December 31, 2004. This reduction of $78,201 is a result of the reduction in debt following the conversion of short-term demand notes to equity in March 2004.

Net Loss

The net loss for the quarter ended December 31, 2004 was $1,380,383, an increase of $231,179, or 20%, from the $1,149,204 net loss recorded for the quarter ended December 31, 2003. The major contributors to the net loss recorded for the quarter ended December 31, 2004 were a $299,621 reduction in gross margin, partially offset by a reduction in interest expense of $78,201.

Liquidity and Capital Resources

As of December 31, 2004, we had current assets of approximately $2.2 million (including nominal amounts of cash) and current liabilities of approximately $6.1 million. As of December 31, 2003, we had current assets of approximately $1.8 million, including cash and equivalents and restricted cash of approximately $426,000, and current liabilities of approximately $9.6 million. The net improvement in working capital of approximately $3.8 million was attributable primarily to the conversion of approximately $3.0 million of short-term demand notes to equity in March 2004.

Net cash used by operating activities increased by approximately $625,000, or 228%, from approximately $274,000 for the quarter ended December 31, 2003 to approximately $899,000 for the quarter ended December 31, 2004. This increase was primarily attributable to the increased net loss from operations of approximately $231,000 and reduced levels of cash generated from changes in working capital of approximately $502,000. These changes in working capital primarily included a reduction in allowance for doubtful accounts of $178,000 due to the collection of previously reserved accounts. These changes in working capital also included a reduction in the decrease in inventory of $416,000 which was caused by a slowdown of converting raw materials and work in process into finished goods for immediate sale. In the three months ended December 31, 2004, we completed our first batch of the chemical formula for sevoflurane which took longer than expected and delayed production of isoflurane during the changeover. Finally, these increases in cash used by operating activities were partially offset by $123,000 in expenses satisfied with debt instruments in the three months ended December 31, 2004.

Net cash used by investing activities for the quarter ended December 31, 2004 was $52,000, a decrease of $383,000 from the $435,000 used in the quarter ended December 31, 2003. This decrease was primarily due to the fact we had a short term investment of $350,000 at December 31, 2003 generated from initial equity investments which was subsequently expended in operations. There also was an approximately $40,000 reduction in purchases of property and equipment. Net cash provided by financing activities increased by approximately $168,000 from approximately $785,000 at December 31, 2003 to approximately $953,000 at December 31, 2004. This increase was largely due to debt repayments of $106,000 in the quarter ended December 31, 2003. In the quarter ended December 31, 2004, we raised approximately $971,000 through borrowings under demand notes payable as compared to approximately $925,000 of comparable borrowings in the fourth quarter of 2003, a net increase of $46,000. We also had a $35,000 increase in the issuance of common stock, offset by repayments to affiliates of $13,000 and net factor advances of $15,000. Our liquidity was substantially improved in the first six months of 2005 with the closing of a private placement of $11.3 million of Series A convertible preferred stock.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis. We base our estimates on current information, historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates we used under different assumptions or conditions. We believe the following concentrations and critical accounting policies relate to our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our accounting for doubtful accounts contains uncertainty because management must use its judgment to assess the collectibility of these accounts. When preparing these estimates, management considers a number of factors, including the aging of a customer’s account, past transactions with customers, creditworthiness of specific customers, historical trends and other information. We review our accounts receivable reserve policy monthly, based on current risks, trends and changes in industry conditions. There was no allowance for doubtful accounts at March 31, 2006 or December 31, 2005. There was an allowance for doubtful accounts of $317,000 at December 31, 2004. During the year ended December 31, 2005, approximately $261,000 of the allowance for doubtful accounts related to an uncollectible account from one customer and was deducted from accounts receivable. The remaining $56,000 was recorded into income due to a change in the collection status of a customer and reduced finance and administrative expenses. One distributor is responsible for the majority of our North American sales. Our international sales are being conducted by approximately 40 distributors. Although we generally do not require collateral, letters of credit may be required from our customers in certain circumstances. At this time, we believe that there is no need for an allowance for doubtful accounts at March 31, 2006 or December 31, 2005.

Inventory Valuation

Inventory is stated at the lower of cost (using the first-in, first-out accounting method) or market. A reserve for slow moving and obsolete inventory is established for all inventory deemed potentially non-saleable by management in the period in which it is determined to be potentially non-saleable. The current inventory is considered properly valued and saleable. During the year ended December 31, 2005, we disposed of all inventory that was considered slow moving as of December 31, 2004. The entire amount was deducted from inventory with no impact on the statement of operations. We determined that there was no need for a reserve for slow moving and obsolete inventory at March 31, 2006 or December 31, 2005. We had established valuation reserves associated with slow-moving inventory of approximately $725,000 at December 31, 2004.

Property, Equipment and Depreciation

Depreciation is computed over an estimated useful life of three to five years using the straight-line depreciation method. Long-lived assets to be held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We continuously evaluate the recoverability of our long-lived assets based upon estimated future cash flows from and the estimated fair value of such long-lived assets, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset.

Patents

Patents and patent acquisition costs are recorded at cost and amortized over their remaining useful life, not to exceed the legal life. There has been no amortization expense relating to our patents during the periods presented since and we have yet to place the related technology in service during the periods presented.

Income Taxes

We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” This standard requires the asset and liability method accounting for income taxes and the recognition of future tax benefits, measured by enacted tax rates, attributed to deductible temporary differences, and net operating loss carryforwards to the extent that realization of such benefits is more likely than not, as well as future tax obligations attributed to taxable temporary differences.

At December 31, 2005, we had net operating loss carry forwards, or NOL’s, of approximately $26,950,000, as compared to $21,581,000 at December 31, 2004, and research and development tax credits of approximately $269,000, as compared to $252,000 at December 31, 2004, which begin to expire in the years 2011 through 2024. Due to the uncertainty as to our ability to generate sufficient taxable income in the future to utilize the NOL’s and tax credits before they expire, we have recorded a valuation allowance to reduce the gross deferred tax assets to zero.

Revenue Recognition

We recognize revenue from product sales when the goods are shipped to the customer, resulting in the transfer of title and risk of loss.

Research and Development Costs

All costs related to research and development are expensed as incurred. These costs include labor and other operating expenses related to product development, as well as costs to obtain regulatory approval.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R supersedes SFAS 123, Accounting for Stock Based Compensation, and Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) and its related implementation guidance. On January 1, 2006, we adopted the provisions of SFAS 123R using the modified prospective transition method. Under this method, we are required to record compensation expense for all stock based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the adoption. We have not restated our financial statements for prior periods. Under SFAS 123R, compensation expense related to stock based payments are recorded over the requisite service period based on the grant date fair value of the awards.

Prior to the adoption of SFAS 123R, we accounted for employee stock options using the intrinsic value method in accordance with APB 25. Accordingly, no compensation expense was recognized for stock options issued to employees as long as the exercise price was greater than or equal to the market value of the common stock at the date of grant. In accordance with SFAS 123, we disclosed the summary of pro forma effects to reported net loss as if we had elected to recognize compensation costs based on the fair value of the awards at the grant date.

For the three-month period ended March 31, 2006, we charged compensation costs of $118,336 against income for options granted under the plan. The adoption of SFAS 123R did not have an impact on cash flows from operating or financing activities. A deduction is not allowed for income tax purposes until the options are exercised. The amount of this deduction will be the difference between the fair value of our common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the tax effect of the financial statement expense recorded. The tax effect of the income tax deduction in excess of the financial statement expense will be recorded as an increase to additional paid-in capital. Due to the uncertainty of our ability to generate sufficient taxable income in the future to utilize the tax benefits of the options granted, we have recorded a valuation allowance to reduce the gross deferred tax asset to zero. As a result, for the three-month period ended March 31, 2006, there was no income tax expense impact from recording the fair value of options granted or for the intrinsic value of options exercised.

Recent Accounting Pronouncements

During the year ended December 31, 2005, the FASB issued SFAS 151, “Inventory Costs.” This statement amends the guidance in Accounting Research Bulletin, or ARB, No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances. We adopted this new standard on January 1, 2005. Adopting this new standard did not have a significant impact on our financial statements.

BUSINESS

General Business Overview

Our business was organized in 1994 as a Delaware corporation under the name Minrad Inc. On December 16, 2004, Minrad International, Inc., formerly known as Technology Acquisition Corporation, acquired Minrad Inc. through a reverse merger of a wholly owned subsidiary into Minrad Inc. On April 25, 2005, Minrad International, Inc., formerly a Nevada corporation, reincorporated under the laws of the State of Delaware.

We operate an interventional pain management business. We currently manufacture and market products in two areas: (1) anesthesia and analgesia, and (2) real-time image guidance. In addition, we are developing a drug/drug delivery system for conscious sedation, which leverages our expertise and experience in both of our current product lines.

In the anesthesia and analgesia product line, we manufacture and market generic inhalation anesthetics for use in human and veterinary surgical procedures. We are capable of manufacturing and distributing isoflurane, enflurane, sevoflurane and desflurane at our Bethlehem, Pennsylvania facility, which is registered with the FDA. We believe our Bethlehem facility is unique because it permits us to manufacture multiple drugs under one roof, allowing us to spread our overhead costs over all of our inhalation anesthetic products. We believe this inherent overhead efficiency, combined with our advances in process chemistry, the low initial acquisition cost of our modern Bethlehem facility and the greater economies of scale as our production volume increases, leave us well positioned to compete in the inhalation anesthetic marketplace.

We currently sell isoflurane, enflurane and sevoflurane, three of the four modern inhalation anesthetics widely used in developed countries today. The largest selling drug in the inhalation anesthetic market is sevoflurane, with 2005 global sales approaching $1.0 billion. Sevoflurane is a popular choice for pediatric and outpatient procedures as a result of its rapid induction and recovery properties. In September, 2005 we filed an ANDA, which the FDA accepted for review in February 2006. Working with our foreign distribution partners in their respective countries provides us with operating leverage, including relationships with local regulatory authorities, greater access to those making purchasing decisions and, in some instances, purchase preferences given to our marketing partners who purchase our product in bulk and bottle it locally. We plan to sell desflurane, the fourth modern inhalation anesthetic widely used in developed countries today, following the expiration of Baxter’s utility patent in February 2007. We plan to produce validation batches of desflurane in June 2006 and to commence packaging and stability testing and make regulatory filings in the second half of 2006. We sell our inhalation anesthetics through distribution partners and to OEM customers.

We also are developing a drug/drug delivery system for the use of halogenated ethers as inhalation analgesics, which we call “conscious sedation.” Similar to nitrous oxide used in dental surgery, conscious sedation provides a patient with pain relief without loss of consciousness. Our conscious sedation system capitalizes on our expertise in both inhalation anesthetics and medical device manufacturing. We expect our conscious sedation system to compete with the widespread use of nitrous oxide, sedative hypnotics and narcotic analgesics in both the pre-hospital and critical care hospital markets. Peer-reviewed literature has reported that nitrous oxide is addictive and has severe adverse effects related to prolonged exposure. Inhalation analgesics require less administrative and regulatory diligence because they are not controlled substances like sedative hypnotics and narcotic analgesics, which can cause respiratory depression and are addictive. Further, the increased recovery time and side-effects of sedative hypnotics and narcotic analgesics require that patients be accompanied home. Our conscious sedation system is being developed to facilitate rapid recovery and discharge of patients without these added risks and inconveniences. Our clinical trials will evaluate whether the shortened and more predictable recovery rates experienced with the use of inhalation analgesics result in an increase in the number of procedures that can be performed daily, a reduction in post-anesthesia recovery time and a corresponding reduction of clinic nursing hours.

In the first quarter of this year, we launched the second generation of our patented real-time image guidance technology products. Our SabreSource™ system and complementary Light Sabre™ procedure instruments facilitate minimally invasive surgery, primarily for pain management, and have broad applications in orthopedics, neurosurgery and interventional radiology. Our SabreSource™ system uses unique x-ray and laser technology to enable medical professionals to precisely visualize both the surface point of entry and true angle of approach required to reach an internal treatment area or biopsy site. Our SabreSource™ system and Light Sabre™ products are unique in that they:

•	Have FDA-accepted accuracy claims on the angle of approach to a sub-surface target;

•	On average, allow a physician to turn off the x-ray for the majority of the procedure; and

•	Require a capital investment of under $20,000, compared with other imaging alternatives costing over $100,000.

The following table lists our products and summarizes their clinical indications and development status:

Existing Products

Anesthesia and Analgesia

Product	Clinical Indications	Development Status

Sevoflurane (inhalation anesthetic)	Pediatric, outpatient and general surgery	Patents filed, in production, ANDA filed, international submissions in process

Enflurane (inhalation anesthetic)	Obstetrics/Delivery, bypass abdominal surgery	ANDA approved, in production, continuing international submissions

Isoflurane (inhalation anesthetic)	Neurosurgery, general surgery, veterinary	ANDA and ANADA approved, in production, continuing international submissions

Image Guidance

Product	Clinical Indications	Development Status

SabreSource™	Pain management, neurosurgery and orthopedics	FDA 510(k) clearance received, initial shipment of product in 1st Qtr. 2006

Light Sabre™ Procedure Instruments	Needle placement (pain and spine), bone biopsy	FDA 510(k) clearance received; in tooling for 2nd Qtr. 2006 release

Products Under Active Development

Anesthesia and Analgesia

Product	Clinical Indications	Development Status

Desflurane	Long procedures or with patient metabolism concerns	Validate manufacturing in 2nd Qtr. 2006; file ANDA in 3rd Qtr. 2006

Conscious Sedation System	Analgesia for outpatient procedures	Patent filed, in development, FDA device 510(k) submission will be filed in 2nd Qtr. 2006; IND studies in 4th Qtr. 2006

CO2 Adsorbent	Removal of CO2 in gas stream	Patent filed; recruiting development team

Image Guidance

Product	Clinical Indications	Development Status

Light Sabre™ Core Tissue Biopsy	Tissue biopsies	FDA 501(k) clearance received; tooling design in 3rd Qtr. 2006; introduce in 1st Qtr. 2007

New Products Under Consideration

Anesthesia and Analgesia

Product	Clinical Indications	Development Status

Pre-filled Light Sabre™ Syringe	Pain management	Working with anesthesia and analgesia partners on drug availability

Drug Delivery

Transdermal Drug Delivery	Reversal agent	Dependent on concept validation and funding

IV Flow Controller	Precision drug delivery device	Dependent on concept validation and funding

Image Guidance

Product	Clinical Indications	Development/Status

CINE Fluoro	Combination of real-time image guidance system with proprietary video fluoroscopy system	Patent application in process, recruiting development team

Light Sabre™ Projects

Pedicle Screw Guidewire	Placement of screws in spinal fixation	Initiate development in 3rd Qtr. 2006

Pre-filled Light Sabre™ Syringe (Hyaluronic Acid)	Orthopedic pain management	Identify drug source

Liver Tumor Ablation	Use Light Sabre™ technology to visualize and ablate 5mm tumors (benchmark 1cm+)	Dependent on concept validation and funding

Trauma Drill	Use Light Sabre™ technology to appropriately place screws in rodding procedures	Dependent on concept validation and funding

Our Strategy

Our goal is to become a premier pain management company with products in inhalation anesthetics, real-time image guidance and conscious sedation. We intend to leverage the cash flow we expect to generate from our core inhalation anesthetic business to develop and commercialize complementary, proprietary interventional pain management products that we believe provide us with significant future growth potential. In this regard, we recently began selling our real-time image guidance system for spine and pain management procedures and are developing a unique drug/drug delivery system for conscious sedation.

Our growth strategy consists of five main points: (1) expand market share in our core inhalation anesthetic business; (2) focus on the development of the market for our image guidance products; (3) continue to build our global distribution network; (4) increase manufacturing capacity to support anticipated growth at our modern Bethlehem facility; and (5) leverage our core expertise in medical device manufacturing and inhalation anesthetics to develop our conscious sedation system.

Expand Market Share in Our Core Inhalation Anesthetic Business.  We currently have approval to sell enflurane in ten markets, isoflurane in 17 markets and sevoflurane in two markets. We and our international partners have filed five applications for each of enflurane and isoflurane and 13 for sevoflurane (including the United States) in new prospective markets, for which we expect to receive approval in 2006. We expect to accelerate the pace of filings in 2006. Finally, we intend to apply for FDA approval for desflurane in late 2006 in anticipation of the expiration of Baxter’s proprietary utility patent in February 2007. Approvals of sevoflurane and desflurane, the two best selling products in the inhalation anesthetic market, may allow us to use these drugs as vehicles to reach yet additional markets. If approved by the FDA, the introductions of sevoflurane and desflurane are expected to be significant growth drivers for us. In fact, the annual minimum purchase requirements that our inhalation anesthetic distributors must make in order to retain exclusivity in their respective markets under existing distribution agreements increase as we receive regulatory approvals. These contractual annual minimum purchase requirements total $26 million in 2006 and grow to over $100 million in 2008.

Focus on the Development of the Market for Our Image Guidance Products.  We currently have ten image guidance products that have been accepted by the FDA, including our SabreSource™ system and a variety of complementary Light Sabre™ disposable instruments. We believe these products leave us well positioned to take advantage of the significant growth in the number of minimally-invasive spine and pain procedures being performed annually. We recently began marketing and selling our real-time image guidance products and intend to grow this business by (1) partnering the Light Sabre™ technology with OEM manufacturers and licensees to leverage partner sales forces, (2) establishing “Minrad Inside” as a necessary feature for C-arm manufacturers, (3) building an international distribution network based on geographic leadership in local markets, (4) complementing our international partnering program with direct sales in the United States, and (5) continuing to develop new products and product line extensions.

Continue to Build Our Global Distribution Network.  We believe that we are positioned as the partner of choice for leading local pharmaceutical companies and/or distributors in international markets. Abbott and Baxter sell on a direct basis in most international markets. Therefore, there are limited options available for those seeking a full range of inhalation anesthetic products. We currently have contracts in place with 37 international pharmaceutical companies and/or distributors for our inhalation anesthetic products. We plan to continue to grow our international presence in this business. In addition, based on our success in international partnering for inhalation anesthetics, we have decided to use a similar strategy for our image guidance business. Since the beginning of 2006, we have entered into five distribution agreements for our real time image guidance products. Annual contractual minimum purchase requirements from our anesthetic and anesthesia and image guidance international distribution partners required for them to retain exclusivity in their respective markets will exceed $50 million by 2009.

Increase Manufacturing Capacity.  In order to support the expected rapid growth in our inhalation anesthetics business, we need to invest in our Bethlehem facility. A significant portion of the proceeds from this offering is expected to be used to expand this facility. After the expansion is completed, we expect our annual capacity to manufacture inhalation anesthetic products will be approximately 4 times our current capacity.

Leverage Core Expertise to Develop Conscious Sedation System.  We intend to continue to develop our unique, proprietary drug/drug delivery system for conscious sedation. This initiative leverages our two core competencies of our experienced senior management team: the production of highly sophisticated and accurate medical devices; and inhalation anesthetics. We believe that, if administered safely, compounds previously used only as anesthetics may be used as analgesics and have the potential to be attractive alternatives to nitrous oxide and sedative hypnotics for conscious sedation. We plan to file a 510(k) application on the device in the second quarter of 2006. Phase III testing will commence immediately following 510(k) acceptance and an IND filing on the inhalation agent. It is our goal to sell our conscious sedation system in a number of countries in 2008.

Anesthesia & Analgesia

Patients’ pain management needs require different drugs and doses of drugs in order to relieve pain, or fear of pain. At the most basic level, a patient may need to relieve anxiety or to be sedated so a procedure can be performed. Interventional procedures generally require more pain relief. These procedures include colonoscopies, dental procedures and procedures where the patient requires pain relief but benefits from awareness of the procedure and the ability to respond to physician inquiries. Analgesics are used for these levels of pain management. In instances where the patient needs include not only intense pain relief but also unconsciousness, lack of awareness and amnesia, anesthetics are used. Surgeries, such as cardiac surgery, are examples of the types of procedures at the upper end of the pain intensity continuum that require anesthetics rather than analgesics.

We plan to compete in two areas of this broad drug market: the production of inhalation anesthetics and the development of a drug/drug delivery system for conscious sedation. The inhalation anesthetic market is estimated at $1.3 billion worldwide annually and is comprised of five products: halothane, enflurane, isoflurane, sevoflurane and desflurane. The first four are generic anesthetics and all but halothane are halogenated ethers. We currently manufacture and sell sevoflurane, enflurane and isoflurane, and expect to enter the desflurane market after February 2007.

The inhalation anesthetics market is highly competitive. Fluorocarbon chemistry, the science behind the manufacturing processes for inhalation anesthetics, is complex and tightly regulated. Five producers (four of them multi-national corporations) compete in the $1.3 billion inhalation anesthetic market. We believe we are well positioned to compete successfully in this market because:

•	Our senior management and staff pioneered the development and introduction of this pharmaceutical chemistry. Ross Terrell, Ph.D., our former Vice President of Research and current company consultant, synthesized and patented enflurane, isoflurane and desflurane;

•	We have forged beneficial alliances with leading national pharmaceutical companies;

•	We continue to innovate in process chemistry; and

•	We continue to develop complementary product lines to leverage our commercial and research and development investment.

Sevoflurane

The largest selling drug in the inhalation anesthetic market is sevoflurane, with 2005 global sales approaching $1.0 billion. Sevoflurane is a popular choice for pediatric and outpatient procedures as a result of its rapid induction and recovery properties. Today, sevoflurane is protected only by process patents. We, along with Abbott and Baxter, have process patents to manufacture sevoflurane. Our process patents allow us to compete in a market where process patents have created high barriers to market entry, from both an economic and environmental compliance standpoint. Historically, Abbott and Baxter, have been involved in extensive process patent litigation on this product.

We have synthesized, patented and validated unique processes to manufacture sevoflurane. Two key aspects of our production process are the use of a unique phase transfer catalyst and process technology to ensure that the compound is anhydrous and stable. Our processes reduce production cost, cycle time and organic waste. In September, 2005 we filed an ANDA, which the FDA accepted for review in February 2006. In September 2005, we began marketing sevoflurane to select international markets. In 2005, our sales of sevoflurane were approximately $1.2 million and we anticipate moving into additional international markets as we obtain the required drug registrations in those jurisdictions. In 2005, our internal team of six full-time registration analysts and our international partners filed new registrations for sevoflurane in six countries. This pace is accelerating in 2006 with an additional seven applications filed already this year.

Desflurane

Desflurane is the second largest selling inhalation anesthetic, with estimated 2005 annual revenues of over $150 million. Presently marketed solely by Baxter, desflurane is popular for use in longer surgical procedures due to its low metabolism and cardiovascular stability. Desflurane is covered by Baxter’s proprietary utility patent until February 2007. Depending on the jurisdiction, Baxter’s process patent expires in either 2010 or 2011 and we anticipate that four or five isoflurane manufacturers will enter the desflurane market at that time. We have filed a unique process patent, co-authored by Dr. Terrell, the inventor of desflurane, and Dr. Joshua Levinson, our Director of Pharmaceutical Research, using a novel method of fluorination that we believe will allow us to enter the desflurane market (following regulatory approvals) after Baxter’s utility patent expires, but prior to the expiration of its process patent. Our present development plan is to produce validation batches of desflurane in June 2006 followed by packaging, stability testing and regulatory filings in the second half of 2006.

Enflurane and Isoflurane

Enflurane and isoflurane were introduced to the world market in the late 1970s and early 1980s, respectively. Enflurane is presently a niche product, with estimated worldwide revenues of $10 million. Enflurane is principally utilized in labor and delivery, and for coronary bypass procedures. It is the only inhalation anesthetic approved for use in labor and delivery. Only we and Abbott manufacture enflurane. Abbott markets enflurane directly to customers internationally and through Hospira, Inc. domestically. In addition, Baxter markets enflurane worldwide. We sell enflurane through our distribution partners both domestically and internationally, and we also sell enflurane on an OEM basis.

Isoflurane remains the drug of choice for procedures involving companion animals and also is used in neurological and general surgical procedures. In developing countries where halothane was the dominant drug for those procedures, isoflurane sales continue to increase, as delivery equipment, such as vaporizers, becomes more accessible and the drug becomes more affordable. We, Abbott, Baxter, Nicholas Piramal, Ltd., an Indian corporation, and Halocarbon Products Corporation manufacture isoflurane. We market isoflurane under the brand name Terrell™ in the human market and Attane™ in the veterinary market. We estimate a world market of slightly over $75 million for isoflurane, approximately one-third of which is in the veterinary segment.

In 2005, we marketed enflurane or isoflurane in twenty countries, with revenue of just under $6.7 million. On a global basis this represented approximately 8% of the combined market for these drugs, and an aggregate market share of over 10% in the countries in which we competed. Applications for drug approval in an additional five markets are presently in process.

Conscious Sedation

We are developing a drug/drug delivery system for the use of halogenated ethers as inhalation analgesics, which we call “conscious sedation.” Conscious sedation provides pain relief to patients without the loss of consciousness. This initiative seeks to leverage two of our core competencies: the production of highly sophisticated and accurate medical devices and inhalation anesthetics. We have filed a patent application, “Drug Delivery System for Conscious Sedation,” for a new system to administer conscious sedation that would compete with the widespread use of nitrous oxide, sedative hypnotics and narcotic analgesics in both the pre-hospital and critical care hospital markets. This patent was authored by William H. Burns, Jr., our Chief Executive Officer, John C. McNeirney, our Senior Vice President and Chief Technology Officer, and Dr. Terrell.

We believe that compounds previously used only as anesthetics may be used as analgesics and, if administered safely, have the potential to be attractive alternatives to nitrous oxide and sedative hypnotics for conscious sedation. Modern inhalation agents meet the key requirements for conscious sedation as they have been proven to be safe and effective at higher doses, have a very rapid uptake to analgesic levels, reverse themselves through exhalation and are not addictive or United States Drug Enforcement Agency-controlled substances. In the past, inhalation anesthetics were not used as analgesics due to the absence of accurate and cost-effective delivery equipment.

Leveraging our device manufacturing ability, we plan to produce a proprietary delivery system that will “freeze” the delivered concentration of an agent at an analgesic level and not allow additional agent to be delivered. In October 2002, we filed patent applications covering the use of halogenated ethers as inhalation analgesics in conscious sedation with the United States Patent and Trademark Office, or U.S. PTO, and the United States Receiving Office for the Patent Cooperation Treaty, or PCT. We subsequently filed corresponding patent applications in a number of foreign jurisdictions. On January 27, 2004, we received our preliminary report under the PCT stating that all 43 claims of our PCT international patent application satisfy the PCT requirements of novelty, inventive step and industrial applicability. We believe this rapid acceptance reflects, in part, our senior management team’s extensive involvement in the prior patent art. Mr. Burns was a co-developer of the predicate device for electronic analgesia delivery and Dr. Terrell developed the family of inhalation anesthetics most likely to be delivered by the delivery system.

To preserve patient safety, the FDA does not allow the simultaneous testing of a new device and a new drug. We plan to file a 510(k) application on the device in the second quarter of 2006. We will subsequently file Investigational New Drug, or IND, applications for review by hospital and university Institutional Review Boards, or IRBs, contingent on 510(k) acceptance. The predicate device on which our conscious sedation system is based is the electronically metered administration of nitrous oxide. Because the inhalation agents are already approved at a higher dose for anesthesia and have been safely administered, we plan to commence Phase III testing immediately following 510(k) acceptance and an IND filing on the inhalation agent. Presuming the inhalation agent used is sevoflurane, our previously filed ANDA for the manufacture and marketing of sevoflurane would be the basis for our drug approval. See “Government Regulation” on page 60. We believe our conscious sedation system can be on the market to generate sales in a number of countries in 2008.

Based on internal market research estimates, we believe that inhalation analgesics, including drug/drug delivery devices, could potentially be a multibillion dollar worldwide market in 2006. Potential uses for conscious sedation include, but are not limited to, colonoscopies, burn dressing changes, pain relief in ambulances and emergency rooms prior to diagnosis, sedation in intensive care and critical care units, dental and oral surgery procedures, relaxation for magnetic resonance imaging diagnosis, office-based dermatological or podiatric procedures and various catheterizations.

Real-Time Image Guidance

Industry Overview

A significant number of all surgical procedures are currently performed using fluoroscopy for anatomic guidance. Fluoroscopy is a technique for obtaining real-time x-ray images of a living patient using a fluoroscope. We believe that the number of minimally-invasive spine and pain procedures increased significantly last year. Several well-known factors are driving continued growth in the number of surgeries in general, the number of minimally-invasive surgeries in particular, and the development of associated surgical systems and related products. These factors include:

•	Demand for improved therapeutic outcomes;

•	Aging of the population;

•	Development of new minimally invasive surgical procedures;

•	Focus on increased productivity and lower costs; and

•	Transition from hospital-based to outpatient procedures.

There are significant challenges to minimally-invasive spine and pain surgery. Patient pathology, particularly potentially cancerous lesions or disc abnormalities, are frequently small, deep, difficult to visualize and even more difficult to access. Presently, the neurosurgeon, orthopedic surgeon, anesthesiologist or interventional radiologist must perform these procedures under prolonged x-ray exposure. In this regard, the FDA has already issued three health care advisories on patient exposure. In addition, because there is no direct feedback on the approach to the sub-surface target, a physician must constantly consult the x-ray monitor and adjust his or her trajectory based on the x-ray image of the tool in his or her hand and the instrument relative to the sub-surface structure. This can result in a deviation from the desired path by the time the physician reaches the target. We developed our SabreSource™ system and complementary Light™ products to address these serious issues.

We estimate that the market for real-time image guidance systems, such as our SabreSource™ system, was approximately $1.6 billion in 2005.

Image Guidance Product Overview

Currently, patients and physicians seeking accurate access to a surgical or biopsy sub-surface procedure site must endure near constant radiation exposure when using a fluoroscope. Our SabreSource™ system uses patented technology to enable medical professionals to identify both the surface point of entry and the true angle of approach required to precisely target an internal treatment area or biopsy site.

Our SabreSource™ system is an accessory that is mounted to a hospital’s or outpatient facility’s standard C-Arm imaging device used for fluoroscopically-guided surgery. Our SabreSource™ system places a targeting cross-hair onto the fluoroscopic image and directs a visible laser beam onto the patient. The physician uses a hand-held remote control to position the cross-hair onto the desired anatomic target, which simultaneously positions the laser to indicate the surface point of entry and angle of approach required to reach the structure targeted by the physician. The physician can then turn off the x-ray and use the visual feedback from our proprietary LightSabre™ instruments to guide him or her to the target. Most importantly, our SabreSource™ system is accurate to plus or minus one millimeter at a distance of one meter and the Light Sabre™ instruments are accurate to plus or minus three millimeters at a depth of 100 millimeters. The FDA has accepted these accuracy claims. In addition, we believe our SabreSource™ system can reduce variable procedure x-ray on-time by 50% to 90%, depending on the procedure.

Our SabreSource™ system has broad application in pain management and anesthesia, interventional radiology, neurosurgery and orthopedic surgery. The system may be used in any procedure that uses C-Arm fluoroscopy to target an anatomic structure that is reachable in a straight line. We anticipate our SabreSource™ system will be most commonly used in interventional spine procedures in which the physician seeks to limit patient procedure trauma or minimize the size or depth of incision (e.g., pedicle screws, spinal fixation, disc procedures or vertebroplasty) or biopsies that require x-ray guidance (e.g., bone or calcified lesions).

The use of our SabreSource™ system during bone biopsy procedures provides an example of the use of our SabreSource™ system’s technology. If a physician opened a patient to reach the suspected lesion on the bone during a biopsy procedure, the risk of malignancy would increase as malignant cells may be spread to neighboring cells. By using a device that pierces the skin and tissue to reach the site, without opening the patient, this risk is reduced. Our SabreSource™system allows physicians to perform this procedure to an accuracy of plus or minus one millimeter at a depth of one meter with reduced x-ray on-time.

In contrast to other available products for image guidance in surgery, our SabreSource™ system uses real-time images acquired during the procedure, rather than archived data acquired in a separate imaging session. Among other anomalies, the real-time images compensate for the following: the fact that the patient is frequently in a different position during the procedure as compared to the imaging session; the response of the body to surgical stimulus; the change in pressure in the body from changing the position of the patient or the intervention itself, for instance in the cranium, which releases substantial pressure when opened, causing the brain to expand; and the impact anesthetics and delivered gases have on organ position in the central cavity. With targets that are frequently only several millimeters wide, the cumulative impact of these variances can be significant. In addition, we believe that when compared to other procedural imaging alternatives, users will yield direct savings due to its lower capital cost, shorter set-up time and the reduced number of procedure instruments required. Users may also realize indirect economic benefits, including shortened procedure times and a potentially longer life for a hospital’s or outpatient facility’s C-Arm x-ray tube because of the reduced on-time during procedures.

Light Sabre™ Procedure Instruments

The range of our Light Sabre™ procedure instruments enables a medical professional to take full advantage of our SabreSource™ laser’s accuracy to perform a minimally invasive procedure on an exact anatomic site. Presently, our Light Sabre™ product line includes six types of single-use instruments: syringes; aspirating needles; spinal needles; bone and core tissue biopsy needles; and a catheter inducer. Each of these products is manufactured in a variety of styles and sizes to suit different clinical applications and physician preferences.

Our patented Light Sabre™ technology incorporates a collimating tube and light dispersing element in an instrument. When the tip of the instrument is placed on the surface point of entry indicated by our SabreSource™ system, and the body of the Light Sabre™ instrument is aligned with the laser beam, the light dispersing element “lights up,” providing the physician with a continuous visual confirmation that the instrument is accurately directed to the anatomic structure targeted by the system. The Light Sabre™ technology has an FDA-accepted accuracy claim of plus or minus three millimeters at a depth of 100 millimeters.

Our existing six lines of Light Sabre™ products focus on interventional pain management and spinal procedures for neurology and orthopedics. We plan to continue to develop and introduce additional Light Sabre™ instruments as new applications for our SabreSource™ technology are identified.

Other manufacturers have expressed interest in using our Light Sabre™ technology in their existing products. We filed, and had accepted, an FDA Master File of our Light Sabre™ technology, which would permit our licensees to incorporate the Light Sabre™ collimator into the products of other manufacturers following a 30-day notice of utilization to the FDA.

Our Competitive Strengths

We believe that the key competitive strengths of our company include (1) our established presence in markets with strong barriers to entry; (2) our global distribution network of sales and marketing partners; and (3) the depth and breadth of our management teams’ expertise and experience in the interventional pain management business.

Our Established Presence in Markets with Strong Barriers to Entry

Our established presence in the interventional pain management markets is a competitive advantage over potential new entrants to the industry. The barriers to entry in these markets include manufacturing, intellectual property and regulatory issues.

•	Manufacturing. We have a modern, dedicated specialty pharmaceutical plant for inhalation anesthetics in Bethlehem. Any new entrants into this market will require a high fixed cost investment in plant and equipment and will need to possess specialized knowledge to construct and operate such a facility.

•	Intellectual Property. We have developed patented and patent pending technology for our FDA-accepted real-time image guidance system and our conscious sedation drug/drug delivery system, as well as process patents for manufacturing sevoflurane and desflurane; and

•	Regulatory. We have already received the domestic and international regulatory acceptances and approvals to sell one or more of our image guidance or one or more of our inhalation anesthetic products in over 20 markets around the world.

Our Global Distribution Network of Sales and Marketing Partners

Our marketing partners provide us with considerable operating leverage. We benefit from their on-site relationships with regulatory authorities in their home countries, greater access to those making purchasing decisions and, in some instances, purchase preferences given to our marketing partners who purchase our product in bulk and bottle it locally. Our cost of market access is reduced through their investment in local clinical trials, and, in some international markets, their assistance with in-country quality control and funding of product registrations.

The Depth and Breadth of Our Management Teams’ Expertise and Experience in the Interventional Pain Management Business

Our senior management and members of our Scientific Advisory Board have over one hundred years combined experience in the interventional pain management industry, just with regard to our product lines. William H. Burns, Jr., our CEO, and several members of our senior management team held senior positions at British Oxygen Corporation, an innovator in the inhalation anesthetic industry, which business was acquired by Baxter in 1998. In addition, our team has a history of technological innovation in the device side of our business, which is essential for both our image guidance products and conscious sedation system.

Sales, Distribution and Marketing

Overview

In the United States, we sell our inhalation anesthetic products through our distribution partners, supported by our growing direct sales force, and our real-time image guidance system on a direct basis. Our primary anesthetic partner in the United States is RxElite, Inc., or RxElite, which distributes our inhalation anesthetics. Outside of the United States we primarily sell our products through our growing network of distribution partners.

Internationally, we sell our anesthesia and analgesia products, and will sell our real-time image guidance products, through local distribution partners. As of April 14, 2006, we had 37 anesthetic and seven real-time image guidance distribution agreements with sales partners that require, after anticipated regulatory approvals are obtained in the respective countries, increasing minimum annual purchases for those partners to remain our exclusive distributor of specified products within their territories.

Our partners play a vital role in our market reach and access. In the regulatory area, they provide support in the drug and device approval process through their local knowledge, investment in local clinical trials, assistance with in-country quality control and funding of drug registrations. At product launch, they provide a strong local sales organization – in some cases as many as 350 territory representatives, lead device evaluations at key teaching centers and, where required, in drug delivery equipment such as anesthetic vaporizers. Several of our partners have invested in local cGMP compliant bottling facilities to take advantage of local regulations and to leverage the preference for products produced locally.

Our partners include: Merck KGaA in Japan, Germany, France and the United Kingdom; L&W Medical Co. Ltd. in China; Panion & BF Biotech Inc. in Taiwan; Laboratorios PiSA in Mexico; Laboratorios Richmond S.A.C.I.F. in Argentina and Spain; Alliance MS & Co. EU in Colombia; Adeka IIac Ve Kimysal Urunler Sanayi Ve Ticaret A.S.in Turkey; and CP-Pharma GmbH and Novartis AG in the German and United Kingdom veterinary markets, respectively.

Partner Annual Minimum Purchases

The 37 distribution agreements in place as of April 14, 2006 are not firm commitments to purchase minimum quantities of our inhalation anesthetics; however each distribution partner must make annual minimum purchases to maintain its status as the exclusive distributor for its respective territory. As detailed in the following table, the annual minimum purchases required from our distributors in order to maintain exclusivity by territory under existing agreements will reach $118.2 million by 2009, assuming we receive regulatory approvals.

Annual Minimums — Anesthetics

$ Millions	2006	2007	2008	2009
United States/Canada	$12.1	$34.3	$61.1	$71.2
Europe	3.4	9.0	13.8	18.6
Latin America	6.8	9.0	9.2	9.2
Pacific	3.6	13.6	17.0	19.2

Total	$25.9	$65.9	$101.1	$118.2

Totals for Sevoflurane:	$12.9	$51.7	$71.2	$87.5

In July 2004, we signed a contract with RxElite. Assuming RxElite meets volume milestones in the agreement that would allow them to renew the agreement and to remain an exclusive distributor in the

United States, U.S. sales under the contract with RxElite would approach $55.0 million in calendar year 2008, $50.4 million of which will be from sales of sevoflurane. RxElite began purchasing human inhalation anesthetics under this contract on September 30, 2004. On April 14, 2005, we amended the existing agreement with RxElite to grant it a non-exclusive right to purchase isoflurane under our brand name, Attane™, for distribution for veterinary uses in the U.S. market. The amendment also gives RxElite the exclusive right to purchase for distribution to end-users in the United States two other generic inhalation anesthetic products that we expect to make in the future, desflurane (for human use) and Sustane™ (sevoflurane for veterinary use), after approval by the FDA has been received and any existing period of exclusivity granted by the FDA has expired. Terms of the original contract that were not amended provide RxElite with the exclusive right to distribute for human use two of our other generic drugs, isoflurane and enflurane, under the RxElite label. The terms of the original agreement also provide RxElite the exclusive right to distribute sevoflurane for human use after approval by the FDA has been received and any existing period of exclusivity granted by the FDA has expired. Following approval, RxElite is contractually required to immediately order $6.3 million worth of sevoflurane and must order a total of $25.2 million of sevoflurane in the first year following approval to remain exclusive.

The initial term of the RxElite agreement ends on December 31, 2007, but may be renewed by RxElite for successive one-year terms, provided RxElite meets certain requirements, including the minimum purchasing requirements. (The chart above entitled “Annual Minimums-Anesthetics” assumes the renewal of this agreement.) We may only terminate this agreement under limited circumstances, such as if RxElite fails to meet minimum annual purchase commitments or fails to pay any amount it owes to us.

In February of 2005, we entered into a supply agreement with Merck Génériques, a French Societe en commandite, or Merck, which provides for the distribution of our inhalation anesthetics for the human market in eleven European countries, including France, Germany and England. Under the terms of the agreement, Merck must purchase minimum quantities of inhalation anesthetics in each contractual year. Assuming such minimum purchases are made, Merck will maintain the exclusive right to distribute sevoflurane and desflurane and the non-exclusive right to distribute isoflurane and enflurane in these eleven European countries.

The supply agreement with Merck was effective as of February 11, 2005 and expires on February 11, 2010. Each party may terminate this agreement in the event that the other is guilty of a breach, non-observance or non-performance of its obligations under the agreement that is not remedied and under certain other circumstances. Additionally, Merck may terminate the agreement if our status as a pharmaceutical establishment or cGMP certificate is revoked, the marketing of the products is terminated because of an act of a French or foreign administrative authority, we deliver a batch which does not conform to the specifications on more than two occasions per contractual year, and which prevents the pharmaceutical release of the batch, or if the agreement between the parties for the assignment of the dossiers relating to the products, dated February 11, 2005, is terminated for any reason.

We are pursuing a similar marketing strategy for our real-time image guidance products. We are identifying key medical device distributors outside the United States and negotiating agreements that provide geographic exclusivity if annual minimum purchase commitments are met. On January 4, 2006, we announced our first international distributor agreements for our real-time image guidance products. The agreements cover sales in seven countries and require aggregate minimum purchases to maintain territory exclusivity of $3.2 million in 2007 following local regulatory approval, and rising to $5.6 million in 2009.

Sales and Marketing Organization

We are building a direct sales organization in the United States whose primary responsibilities will be training and educating SabreSource™ system physician users and supporting RxElite. On May 3, 2006, our United States direct sales organization consisted of four sales managers and nine sales representatives. We plan to hire an additional manager and about 24 additional representatives in 2006.

We plan to expand our international sales organization to support and drive growth following regulatory approvals and subsequent market penetration. Our international sales organization is led by international area managers located throughout the world. Typically, our international area managers are foreign nationals with U.S. education and business experience who wish to return to their home regions.

The principal responsibilities of our international sales managers are to establish and manage relationships with distribution partners, coordinate required regulatory approvals with support from our corporate headquarters in the United States and develop relationships with key physicians. As sales grow, we expect that our international sales managers will recruit additional sales representatives and other personnel to further develop our conscious sedation system and our other products.

We currently employ ten international sales managers and plan to hire an additional six sales managers and nine sales representatives in 2006.

We are expanding our domestic and international marketing organization to manage additional clinical trials, product development and customer marketing programs associated with growing our product range and global presence. Our marketing organization is responsible for providing customer support for our real-time image guidance and anesthesia and analgesia product lines, planning for expansion of our Light Sabre™ product line and, together with our research and development department, building the market for our conscious sedation system. A key element of our marketing organization will be a clinical training team, initially charged with supporting our domestic and international sales organizations in the education of customers on image guidance technology, driving clinical acceptance toward becoming the standard of care and performing the same functions for our conscious sedation system.

Our sales and marketing organization is led by experienced professionals with extensive management experience in anesthesia and analgesia pharmaceuticals and in the medical device industry.

Competition

The inhalation anesthetic and image guidance device markets are highly competitive. We compete with many companies, both public and private, that range from small, highly focused companies to large diversified healthcare manufacturers, some of whom have more capital, more extensive research and development capabilities and greater marketing and human resources than we do. For example, Abbott introduced sevoflurane in most of the world and reported sales of $874 million in 2005. Abbott also sells enflurane and isoflurane. On December 10, 2005, Baxter announced it was entering the sevoflurane market in the United States and certain other regions. Baxter also sells isoflurane, enflurane and desflurane.

We believe that the most effective competitors in our markets are focused on product quality and performance, breadth of product offering, manufacturing efficiency and the ability to develop and deliver cost-effective products that help medical professionals provide high quality care in an environment that requires increasing levels of efficiency and productivity. Our strategy is to be the low-cost manufacturer in the generic anesthetic agent market and otherwise compete with high performance proprietary products. We seek to leverage the strength of our marketing partners to effectively distribute our inhalation agents domestically and internationally and real-time image guidance products internationally.

We compete with other companies within the image guidance market, many of which have more capital, more extensive research and development capabilities and greater marketing and human resources than we do. Some of these image guidance competitors include Medtronic, Inc., Stryker Corporation, and BrainLab, Inc. marketed by the Depuy Acromed division of Johnson & Johnson. However, we believe we are the only company with a real-time image guidance system with an accuracy of plus or minus one millimeter at a distance of one meter. In addition, in contrast to other available products for image guidance in surgery, our SabreSource™ technology uses real-time images acquired during the procedure, rather than archived data acquired in a separate imaging session.

Research & Development

Product development is key to our goal of being the leader in interventional pain management. Our research and development team is comprised of 18 professionals headed by John McNeirney, our senior vice president and chief technology officer. Mr. McNeirney holds over 60 U.S. patents. With our company, Mr. McNeirney has authored or co-authored 13 U.S. patent applications, of which eight patents have issued and five are pending, most notably the patents that form the foundation of our SabreSource™ system, Light Sabre™ products and the conscious sedation system. See “United States Regulatory Approvals for Our Business” below.

Our primary product development program consists of:

•	The expansion of our inhalation anesthetic lines to include desflurane;

•	Continuing cost reduction of and process improvements to our existing products; and

•	Development of our conscious sedation system and new models of our SabreSource™ system and accessories.

As liquidity allows, we plan to continue broadening our research and development effort with a focus on our Light Sabre™ product line extensions, additional proprietary real-time image guidance innovations, expansion of our anesthesia and analgesia product line, and development of a novel transdermal pain management product among other product concepts. We anticipate that these planned product line additions and continuing engineering on present products will require the addition of 10 to 15 professionals over the next year. We identify product opportunities based upon feedback from various customers, industry trends, the input from the two groups which comprise our scientific advisory board (one for anesthesia and analgesia opportunities and one for opportunities in the orthopedic and neurosurgical market) and financial potential.

Our research and development expenses were approximately $1.2 million for the year ended September 30, 2004, $1.8 million for the year ended December 31, 2005, and $0.4 million and $0.3 million for the first quarter of 2006 and 2005, respectively.

Intellectual Property

We own the rights to 12 issued U.S. patents and have seven U.S. patent applications pending, all related to products and processes. In addition, we own the rights to numerous related issued international patents with others pending. We have one additional U.S. patent application that is not related to any of our current products or processes. Our conscious sedation patent application includes the use of anesthetic agents as analgesic agents, the method of delivery of the agents for conscious sedation and the use of the system in a group of procedures.

Product Regulatory Status

Inhalation Anesthetics — United States

We have marketing approvals to sell enflurane and isoflurane in the United States, and have applied for marketing approval to sell sevoflurane in the United States.

Inhalation Anesthetics — International

We and our pharmaceutical partners have marketing approvals as follows:

•	Enflurane approvals in ten countries with five applications filed;

•	Isoflurane approvals in 17 countries with five applications filed; and

•	Sevoflurane approval in two countries with 13 applications filed.

Real-time Image Guidance Medical Devices — United States

We have ten products with FDA acceptance. These device acceptances cover: our SabreSource™ system and Tri-Knew™ Battery Charger, an accessory to our SabreSource™ system; a proprietary, optically correct surgical drape and a remote control drape; and six different Light Sabre™ instruments.

Real-time Image Guidance Medical Devices — International

Our SabreSource™ device and accessories are registered under the European Medical Device Directive registration (CE mark), or EN13485, which allows us to market these products directly into the European Union with only notification to an appropriate regulatory body.

Manufacturing

At our modern Bethlehem facility, we currently produce bulk isoflurane, enflurane and sevoflurane from raw materials. Upon completion of production, these anesthetics and analgesics are packaged on site into 100 milliliter and 250 milliliter bottles and prepared for distribution. We began producing and shipping sevoflurane in the third quarter of 2005. We expect to produce validation batches of desflurane in the second quarter of 2006.

At this time, we rely on third-party contract manufacturers to produce many of the components for our SabreSource™ system. Sub-assemblies that involve proprietary materials and methods may be manufactured in-house or contracted out. Final device assembly is done at our facility in Buffalo, New York, or the Buffalo facility. Light Sabre™ components are manufactured, assembled and sterilized by third parties and are subject to our acceptance.

Raw Materials

Many of the raw materials used in our anesthesia and analgesia products are readily available from multiple sources. Four of the raw materials, however, are only available from a few suppliers. We have qualified three suppliers for each of chlorotrifluoroethylene, or CTFE, chlorodifluoromethane, or CDFM, and trifluoro ethanol, or TFE. Hexafluoroisopropyl methyl ether, or HFMOP, which is used in making sevoflurane, is a custom synthesis and currently is available from only one source. If we were unable to obtain HFMOP, we have the technology to produce this chemical; however, if we were forced to produce HFMOP it would require a significant capital investment and diversion of resources. Interruption in the supply of raw materials for anesthesia and analgesia synthesis could adversely affect our ability to supply finished product in the short-term.

There are multiple qualified suppliers for all components and outsourced services necessary to produce our real-time image guidance line of products.

United States Regulatory Approvals for Our Business

The following table shows United States regulatory acceptances/approvals related to our products.

Real-Time Image Guidance Devices

Trade Name	510(k) no.	510(k) Clearance Date
SabreSource™ Targeting System	K022935	10/11/2002
SabreSource™ Drape	K041846	8/26/2004
Light Sabre™ Aspiration Needle	K982018	8/7/1998
Light Sabre™ Bone Biopsy Needle	K982735	9/9/1998
Light Sabre™ Core Tissue Biopsy Needle	K981796	8/5/1998
Light Sabre™ Introducer Needle	K013040	12/7/2001
Light Sabre™ Spinal Needle	K021084	7/3/2002
Light Sabre™ Syringe	K981140	6/25/1998
Light Sabre™ Collimator	K013161	9/21/2001
Light Sabre™ Collimator (Master File)	MAF-1155	9/21/2001
DRTS® - Light Beam Patient Positron Indicator	K972852	9/15/1997
DRTS® Drape – Remote Control Drape	K973067	10/16/1997
Alignment verification device	n/a
Removable Needle Rule	n/a
Method/device for subsurface target	To be filed

Anesthetic and Analgesic Drugs

Product	Use	Trade Name	Approval
Enflurane, USP	Human Anesthetic	Compound 347™	ANDA 74-396
Isoflurane, USP	Human Anesthetic	Terrell™	ANDA 74-416
Isoflurane, USP	Veterinary Anesthetic	Attane™	ANADA 200-141- E0001
Sevoflurane	Human Anesthetic	Sojourn™	ANDA filed 9/12/2005
Desflurane	Human Anesthetic	TBD	To be filed
Conscious Sedation	Human Use Drug(s) and Device	TBD	To be filed

Anesthetic and Analgesic Devices

Trade Name	510(k) no.	510(k) Clearance Date
MR Tested Fiber Optic Laryngoscope Handle	K970619	11/19/1997
MR Tested Fiber Optic Short Laryngoscope Handle	K041852	11/15/2004
MR Tested Laryngoscope	K971377	4/30/1998
MR Tested Flashlight	K970747	5/20/1997
Carbon Dioxide Removal	Human Anesthesia Equipment	To be filed

We also have a number of product approvals in other countries and expect additional approvals this year.

The following is a list of the important patents and patent applications that protect our products.

Existing U.S. patents:

Patent Number	Title	Filing Date

5,810,841	Energy guided apparatus and method with indication of alignment	5/20/1997

5,969,193	Method for the preparation of sevoflurane	8/18/1997

6,036,639	Laryngoscope having low magnetic susceptibility and method of assembling	4/11/1997

6,096,049	Light guiding device and method	7/27/1998

6,200,274	Removable needle rule	7/7/1998

6,264,618	Sampling device and method of retrieving a sample	1/28/2000

6,267,502	Alignment verification device and method of using the same with a visual light beam and an x-ray	5/29/1998

6,283,125	Sterile drape	11/19/1998

6,444,358	Battery for powering a medical device having low magnetic susceptibility	3/10/2000

6,679,267	Sterile drape for use with laser tracking system	8/31/2001

6,694,169	Targeting system and method of targeting	2/22/2001

6,829,500	Method and device for determining access to a subsurface target	6/15/1999

Pending U.S. patent applications:

Application Number	Title	Filing Date

10/272,794	Drug delivery system for conscious sedation	10/17/2002

10/272,922	Suppression of human activity in an enclosed space	10/17/2002

10/644,500	Method for the preparation of sevoflurane	8/20/2003

10/977,759	Targeting system and method of targeting	10/29/2004

11/281,294	Method for the preparation of sevoflurane	11/17/2005

11/281,293	Process for production of 1,2,2,2 – tetrafluoro ethyl difluoro methyl ether	11/17/2005

11/098,243	Removal of carbon dioxide and carbon monoxide from patient expired gas during anesthesia	4/4/2005

Awaiting application number	Preparation of sevoflurane with negligible water content	4/18/2006

Government Regulation

We manufacture active anesthesia and analgesia ingredients, specifically the chemical synthesis of inhalation anesthetic compounds, and we produce finished anesthesia and analgesia products using the compounds manufactured at our modern Bethlehem facility. These manufacturing operations are regulated by the FDA and performed in compliance with cGMP. The FDA’s cGMP regulations establish the minimum current good manufacturing practices for methods to be used in, and the facilities or controls to be used for the manufacture, processing, packing, or holding of a drug to assure that such drug (1) meets the requirements of the U.S. Food, Drug, and Cosmetic Act as to safety, and (2) has the identity and strength and meets the quality and purity characteristics that it is represented to possess. The cost of our global regulatory compliance and quality assurance was approximately $0.7 million in 2005, or 8.7% of sales, reflecting the high fixed expense of initiating regulatory and quality systems, including EN13485. Global regulatory and quality costs are expected to increase in future years but we expect to benefit from economies of scale as our fixed regulatory costs are spread over higher volume. Our modern Bethlehem facility is registered with the FDA as a pharmaceutical manufacturer and distributor. It is also registered as a pharmaceutical distributor with the states of Pennsylvania, Texas, Idaho and Kentucky, which are the only states in which such registration is presently required.

Like most companies, we are subject to various federal, state and local laws relating to the protection of the environment. On average, the annual cost of environmental compliance at our Bethlehem facility averages between 1.9% and 2.2% of revenue generated by the facility.

Our Buffalo facility houses our corporate personnel, our real-time image guidance system design and development technical staff, and the manufacturing operations associated with critical portions of our real-time image guidance system. The Buffalo facility also warehouses and distributes our real-time image guidance systems. As such, the Buffalo facility is also registered with the FDA as a manufacturer and distributor of medical devices. This facility was registered under EN13485 in July 2005 for the production of laryngoscope blades. Subsequently, in February 2006, our SabreSource™ system and accessories were added to the registration.

The following discussion summarizes FDA regulatory requirements that may affect our activities and products.

Product Classifications and Pre-marketing Submission Requirements

Real-Time Image Guidance Medical Devices

The FDA has established classifications for approximately 1,700 different generic types of medical devices and grouped them into 16 medical specialties referred to as panels. Each of these generic types of medical devices is assigned to one of three regulatory classes (i.e., Class I, II or III) based on the level of control necessary to assure the safety and effectiveness of the medical device. The class to which a medical device is assigned determines, among other things, the type of premarketing submission/application required for FDA clearance to market the medical device. A medical device that is classified as Class I or II and that has an intended use and design that is substantially equivalent to an existing approved device requires a 510(k) Premarket Notification submission, or 510(k) application, and FDA clearance for marketing, or 510(k) clearance. Currently, our real-time image guidance products are classified either as Class I or Class II devices.

Our SabreSource™ system, including the Tri-Knew™ Battery Charger, is a Class I device that has received 510(k) clearance. We have received 510(k) clearance for a series of Class II devices that includes sterile protective drapes for our SabreSourceTM system and its remote control, and the current LightSabre™ disposable procedure instruments.

Our conscious sedation system will be a Class II device requiring 510(k) clearance based on its substantial performance equivalence to existing devices for the administration of nitrous oxide for conscious sedation.

As a medical device manufacturer, we are subject to General Controls under the 1976 Medical Device Amendments to the U.S. Food, Drug and Cosmetics Act, including establishment registration, the listing of the device, labeling requirements, the current cGMP and the requirements of EN13485.

Anesthesia and Analgesia

Our anesthesia and analgesia products are “prescription only” drug products that require FDA approval prior to marketing. Since the products are generic, an ANDA for human use drugs, or an Abbreviated New Animal Drug Application, or ANADA, for veterinary use drugs is used to gain marketing approval. To gain FDA approval, a generic manufacturer must demonstrate that the manufacture of the product complies with applicable cGMP and that the product meets the same specifications as the initial FDA New Drug Application approved drug. Two of our products, isoflurane and enflurane, have been approved by the FDA. We submitted an ANDA for sevoflurane in September 2005. We expect to produce validation batches of desflurane in June 2006 followed by packaging, stability testing and an ANDA submission in the second half of 2006.

Other Anticipated Regulatory Submissions

The novelty of our conscious sedation system’s use of anesthetic agents as analgesic agents by changing the indications of use of these drugs will require submission and approval of an IND application containing a clinical study plan and protocols prior to entering into the clinical trials of the agents. The clinical trials will be used to determine the efficacy of the drugs for conscious sedation purposes. The process will also include IRB submission to the selected clinical trial establishments. IRBs are used to ensure the rights and welfare of people participating in clinical trials both before and during their trial participation. IRBs at hospitals and research institutions make sure participants are fully informed and have given their written consent before studies ever begin.

Registration and Listing

Our two facilities are FDA registered establishments. Our Bethlehem facility is registered as a drug manufacturing and labeling facility and our Buffalo facility is registered as a medical device manufacturing facility engaged in basic medical device development, distribution and manufacturing. Each of our products is listed separately within the requisite divisions of the FDA. Listing the product with the FDA is done concurrently with the initial marketing of the product.

Labeling

The labeling for each of our drug and device products must be controlled. Labeling is defined by the FDA as labels, and all other written, printed or graphic matter related to the use and marketing of the product. Revisions or additions to labeling are controlled by our quality management system and our compliance with cGMP or, where required, by FDA concurrence or approval.

Manufacturing Regulations for Devices, Including Design Controls

We comply with cGMP and have established and implemented a quality management system for our device manufacturing facility in Buffalo that complies with the FDA Quality Management System requirements and our ISO 13485-2003 certification (the quality management systems required to market medical devices in the European Union). Our quality management system establishes procedures and policies for controlling our manufacturing process. Inclusive in our quality management system are design controls, design procedures and work instructions and personnel training.

Post-marketing Obligations

We comply with the FDA Quality Management System and ISO 13485-2003 requirements related to product complaints, corrections, removal, recalls and reporting requirements as are determined and processed by our executive management and Vice President of Regulatory Affairs.

Penalties and Legal Remedies Available to FDA for Violations of its Regulations

The FDA may audit our facilities at any time. The FDA uses on-site audits to confirm compliance with applicable cGMP. An audit may produce findings and observations and may provoke action by the FDA. If we were found to be out of compliance with FDA regulations, including cGMP, consequences could include warning letters, seizures, injunctions or consent decrees, fines, civil penalties, recalls or seizures of our products, total or partial suspension of our products, refusal to approve or clear new applications or notices relating to our products, recommendations by the FDA that we not be allowed to enter into government contracts, and criminal prosecution. An audit of our Bethlehem facility was performed in February 2005 and resulted in no findings or observations. An audit of our Buffalo facility that was performed in February 2004 resulted in only minor observations related to housekeeping, which we corrected immediately.

We are also subject to additional regulation by regulatory authorities in those foreign jurisdictions where we do business. Our failure to obtain any U.S. or foreign approvals necessary to market our products or failure to comply with any existing or future U.S. or foreign regulations may have an adverse effect on our business, financial condition and results of operations. See “Failure to obtain regulatory approvals for our products in the future may adversely affect our business” under Risk Factors, above.

Employees

As of May 3, 2006, we had 82 full-time employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider our employee relations to be good.

Legal Proceedings

We are not a party to any pending legal proceeding. We maintain liability insurance against risks arising out of the normal course of our business.

Description of Property

Our principal offices are located at 847 Main Street, Buffalo, New York, where we lease approximately 17,500 square feet of laboratory and office space at an annual cost of approximately $194,000 plus our proportional share of various shared costs of the landlord. We signed an agreement in 2005 to move our Buffalo, New York operations to a new facility this summer, which is currently under construction in the nearby suburb of Orchard Park, New York. The new stand-alone facility in a modern industrial park will have approximately 37,000 square feet. We have entered into a ten-year lease with the option to purchase the building after seven years for $4,260,000. The lease will require annual payments of approximately $436,000 in year one, increasing over time to approximately $486,000 in year ten.

We also own a 28,687 square-foot modern pharmaceutical manufacturing facility on four acres in Bethlehem, Pennsylvania that consists of approximately 11,500 square feet of finished office and laboratory space and 17,064 square feet of manufacturing space. This property is subject to a mortgage securing our $3.5 million credit facility with KeyBank.

We believe that our facilities and equipment are effectively utilized, well maintained and in good condition.

We believe that we maintain adequate insurance for our facilities.

We do not invest in real estate other than for use in our business. Accordingly, we have not adopted any specific policies regarding investments in real estate, interests in real estate, or investment in real estate mortgages.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers as of May 3, 2006.

Directors and Executive Officers

The following table identifies our directors and executive officers as of May 3, 2006.

Name	Age	Position
William H. Burns, Jr.	56	Chairman of the Board and Chief Executive Officer
William L. Bednarski	51	President and Chief Financial Officer
John McNeirney	73	Senior Vice President and Chief Technology Officer
Kirk Kamsler	55	Senior Vice President of Commercial Development
Ken Kiyama	47	Vice President of Marketing
Daniel McAllister	62	Vice President of International Operations
Richard Tamulski	58	Treasurer
William Rolfe	60	Controller
David DiGiacinto (2)	51	Director
David Donaldson (1) (3)	61	Director
Donald Farley (3)	63	Director
Duane Hopper (1) (2)	59	Director
Robert Lifeso (1)	61	Director
John Rousseau (2) (3)	62	Director

(1)	Audit Committee member
(2)	Compensation Committee member
(3)	Corporate Governance Committee member

William H. Burns, Jr. has served as Chairman and Chief Executive Officer of Minrad International, Inc. since December 2004 and Minrad Inc. since its inception in 1994. He previously served as President of Minrad International from December 2004 to January 2006 and Minrad Inc. from its inception in 1994. Prior to founding Minrad Inc., Mr. Burns was President and Chief Executive Officer of Matrx Medical Inc. from 1988 to 1994. Prior to that, he spent 13 years with the British Oxygen Corporation, or BOC, in progressive management positions including Vice President of Marketing of its Anaquest division, the developers of inhalation anesthesia technology. He is a two-time recipient of the Industry/University Technology Discovery Award. He earned a BBA at St. Norbert College and an MBA at Marquette University.

William L. Bednarski joined Minrad International, Inc. as Executive Vice President and Chief Operating Officer in February 2005. In January 2006 he was promoted to President and Chief Financial Officer. From 1993 to October 2004, Mr. Bednarski worked for Nellcor, Inc., a subsidiary of Tyco International, Inc. and manufacturer of oximetry and critical care products, and related medical monitoring, most recently as its Vice President of OEM and Licensing Technology beginning in 2001. From 1989 to 1993, Mr. Bednarski was Director of Business Development at the Ohmeda Monitoring Group of BOC. Prior to entering the medical device industry, Mr. Bednarski spent nine years in financial management positions beginning as a financial analyst at Ford Motor Company. Mr. Bednarski also served as Controller of a division of Otis Elevator Corporation and of Alpha Wire Corporation. Mr. Bednarski has a BA from Harvard University and has an MBA in Finance from the Wharton School of Business at the University of Pennsylvania.

John McNeirney has served as the Senior Vice President and Chief Technology Officer of Minrad International Inc. since December 2004 and Minrad Inc. since he joined the company in August 1996. Prior to joining Minrad Inc., Mr. McNeirney served in various senior executive positions in health care with BOC from 1983 to 1992, Richardson-Vick Inc. from 1975 to 1983, and The Upjohn Company from 1964 to 1972. Mr. McNeirney has authored 60 U.S. patents and holds a BS in Chemical Engineering and an MS in Microbiology from Carnegie Mellon University.

Kirk Kamsler has served as Senior Vice President of Commercial Development of Minrad International, Inc. since December 2004 and Minrad Inc. since June 1, 2004. He has served in various other sales and marketing positions since he joined Minrad Inc. in October 1999. From 1996 to 1999, Mr. Kamsler served as the Vice President of Sales and Marketing of Cardiac Controls Inc. He also has held senior marketing and sales positions with Marquette Electronics Inc. from 1989 to 1996, Matrx Medical Inc. from 1985 to 1989, and Davis & Geck, a division of American Cyanamid Corporation, from 1981 to 1984. Mr. Kamsler is a graduate of St. Lawrence University.

Ken Kiyama joined Minrad International, Inc. on January 3, 2006 as Vice President of Marketing. Prior to joining us, he served as the Director of Strategic Planning for Targenix LLC from 2003 to 2006. In 2002 he was the Director of Marketing for Syncor International Corporation. From 1998 to 2002 he served as the Vice President of Marketing for Quartz Medical Inc. In 1998 he was the Director of Business Development for Masimo Inc. From 1990 to 1998 he worked in various marketing and business development positions for Syncor International Corporation. He worked for BOC Health Care in various marketing and business development positions from 1983 to 1990. He has a BS from Stanford and an MBA from Harvard Business School.

Daniel McAllister joined Minrad International, Inc. as Vice President of International Operations in February 2006. From 1994 to February 2006, he worked for Hoover Precision Products, Inc., most recently as Division Sales Manager. He is a graduate of College of Commerce, Dublin, Ireland.

Richard Tamulski has served as Treasurer of Minrad International, Inc. since January 1, 2006. He previously served as Chief Financial Officer, Vice President of Finance and other positions since joining Minrad Inc. in March 2003. Mr. Tamulski was President, CEO and COO of Brand Names Sales Inc., a catalog and showroom retailer, from 1996 to 2002. Prior to that, he had served as the Vice President of Finance of Brand Names from 1989 to 1995. He has 25 years of experience in finance including five years as a CPA with a predecessor of KPMG LLP. He is a graduate of St. Bonaventure University and holds an MBA from the University of Rochester.

William Rolfe has served as the Controller of Minrad International, Inc. since January 2006 and Minrad Inc since September 2004. From 1999 to 2004, he was the President of Pharmatech Products LLC. Mr. Rolfe served as the CFO of Republic Drug Company from 1995 to 1999. From 1990 to 1995, he was the General Manager of Starline Products Inc. Prior to these positions, Mr. Rolfe served in a variety of financial management positions after having been a Certified Public Accountant with KPMG. He is a graduate of Canisius College.

David DiGiacinto has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since 2002. Mr. DiGiacinto joined Spencer Trask Specialty Group LLC in 2000 and is currently a Senior Managing Director. Before joining Spencer Trask he spent 18 years at Pfizer, Inc. and six years as a captain in the United States Air Force. Mr. DiGiacinto also currently serves on the Board of Directors of Vyteris Holdings (Nevada), Inc. and several privately-held companies. He is a graduate of the United States Military Academy at West Point.

David Donaldson has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since June 2004. Since 1970, Dr. Donaldson has served as a professor of Dentistry at the University of British Columbia, Canada. He has chaired two other departments since 1970, including Oral Maxillo Facial Surgery and Oral Surgical and Medical Science. Dr. Donaldson previously held the position of Director of Pain and Anxiety Control in the Faculty of Dentistry, an area in which he is considered an expert and in which he has published extensively. He received his BDS at St. Andrews University, Scotland in 1965. Dr. Donaldson completed his Fellowship in Dental Surgery through the Royal College of Surgeons, Edinburgh, Scotland in 1969 and received his Masters degree in Prosthodontics from Dundee University in 1971.

Donald Farley has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since 2002. For more than five years, Mr. Farley has served as Chief Executive Officer of Spencer Trask Ventures, an affiliate of Spencer Trask Specialty Group LLC. Prior to joining Spencer Trask, Mr. Farley held numerous positions at Pfizer, Inc. over a thirty-year period, culminating in his position as President of the Consumer Health Care Group. Mr. Farley currently serves on the Board of Directors of other companies, including Vyteris Holdings (Nevada), Inc. He holds a BS in Chemical Engineering from the University of Rhode Island and a MBA from the University of Hartford.

Duane Hopper has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since June 2004. Since 1998, Mr. Hopper has been a private consultant in the medical device industry. He was President, Chief Executive Officer and Chief Operating Officer of Graphic Controls Corporation from 1992 until 1998, when it was acquired by Tyco International, Inc. Prior to that, he was Vice President and General Manager of the Medical Products Division of Graphic Controls Corporation from 1988 until 1992. He served in executive positions with other medical products companies during the 1970s and 1980s including Air Products and Chemicals, Inc., Zimmer, Inc., Surgilase, Inc. and Ohmeda, Inc. He earned a Masters in Management Degree from the Kellogg Graduate School of Management at Northwestern University in 1974 and a Bachelor’s Degree in Biology from the University of Virginia in 1968. He served as an officer in the United States Air Force from 1968 until 1972, including one year as a combat aircrew member in Southeast Asia.

Robert Lifeso, MD, is a co-founder of Minrad Inc. and has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since 1994. From July 1997 to January 2006, he served as the Director of the Spine Center at Erie County Medical Center in Buffalo, New York. Previously, Dr. Lifeso served as Chief of Orthopedic Surgery at the Veterans Hospital in Buffalo as well as the King Faisal Hospital in Saudi Arabia. He received his Fellow of the Royal College of Surgeons of Canada and MD from the University of Toronto and has published over 60 peer-reviewed articles.

John Rousseau has served as a director of Minrad International, Inc. since December 2004 and Minrad Inc. since 2002. He is a Managing General Partner of New England Partners Capital, LLC. Prior to co-founding New England Partners in 1995, Mr. Rousseau held senior management positions with Homart Development, a subsidiary of Sears, Roebuck and Co., Spaulding & Slye and Associated Project Control. Prior to holding these positions, Mr. Rousseau practiced law for 15 years and was a senior partner at the law firm of Hale and Dorr, LLP in Boston, Massachusetts. He has a BA from Amherst College and an LLB from Columbia University.

Audit Committee

The Audit Committee of our Board of Directors has three members, Duane Hopper, David Donaldson and Robert Lifeso. Our Board of Directors has affirmatively determined that each of the three members of the Audit Committee of our Board of Directors is independent, as defined under the American Stock Exchange, or AMEX, listing standards and SEC regulations. Our Board of Directors has determined that Duane Hopper, who is the Chairman of the Audit Committee, qualifies as an Audit Committee Financial Expert, as defined under SEC regulations.

EXECUTIVE COMPENSATION

The following table provides compensation information concerning all persons who were serving as our executive officers at December 31, 2005 and earned more than $100,000 in total compensation from Minrad International, Inc. during the period ended December 31, 2005. The compensation included in the following table includes compensation earned from, or paid by, Minrad International, Inc. or Minrad Inc., as applicable, during the periods covered.

Summary Compensation Table

		Annual Compensation		Long Term Compensation
Name and Principal Position	Year*	Salary	Bonus	Awards Options/ SARs	Payouts All Other Compensation
William H. Burns, Jr	2005	$200,000	$75,490	—	—
Chairman and CEO (1)	2004T	$50,000	—	41,667	—
	2004	$163,000	$8,992	885,000	—

William L. Bednarski	2005	$129,000	$55,723	250,000	—
President and CFO (2)

John C. McNeirney	2005	$130,000	$44,711	—	—
Senior Vice President and CTO (3)	2004T	$32,500	—	—	—
	2004	$126,885	$4,446	133,500	—

Kirk D. Kamsler	2005	$130,000	$41,792	—	—
Senior Vice President of Commercial	2004T	$32,500	—	—	—
Development (4)	2004	$125,000	—	137,500	—

Richard P. Tamulski	2005	$112,000	$13,935	—	—
Treasurer (5)	2004T	$26,000	—	—	—
	2004	$95,077	—	—	—

*	2005 refers to the year ending December 31, 2005. 2004T refers to the three-month transition period ended December 31, 2004. 2004 refers to the twelve-month period ended September 30, 2004.

(1)	Mr. Burns served as President and CEO of Minrad International, Inc. from December 16, 2004 through January 3, 2006. On January 4, 2006, Mr. Burns relinquished the title of President of Minrad International, Inc. During all periods indicated prior to December 16, 2004, Mr. Burns served as the President and CEO of Minrad Inc.

(2)	Mr. Bednarski served as Executive Vice President and Chief Operating Officer from February 16, 2005 through January 3, 2006. On January 4, 2006, Mr. Bednarski was appointed President and Chief Financial Officer of Minrad International, Inc.

(3)	During all periods indicated prior to December 16, 2004, Mr. McNeirney served as the Senior Vice President and CTO of Minrad Inc.

(4)	Since June 1, 2004, Mr. Kamsler served as Senior Vice President of Commercial Development of Minrad Inc.

(5)	Mr. Tamulski served as Vice President of Finance of Minrad International, Inc. from December 2004 to January 3, 2006 and Chief Financial Officer of Minrad Inc. from April 7, 2004 to January 3, 2006. On January 4, 2006, Mr. Tamulski accepted a new position as Treasurer of Minrad International, Inc.

Option/SAR Grants, Exercises and Holdings

The following tables set forth certain information concerning stock options granted and exercised during the period ended December 31, 2005, and unexercised options held as of the end of 2005, by the persons named in the Summary Compensation Table.

Options/SAR Grants in 2005

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Period	Exercise or Base Price ($/sh)	Expiration Date
William L. Bednarski	250,000	28%	$4.50	(1)

(1)	Expire yearly with respect to 20% of total (50,000 shares) between February 27, 2011 and February 27, 2015.

Aggregated Option/SAR Exercises in 2005

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Options/SARs at FY-End (#)		Value of In-the-money (1) Options /SARs at FY-End ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
William H. Burns, Jr.	10,000	$20,000	521,383	405,284	$60,900	$45,300
William Bednarski	- 0 -	- 0 -	- 0 -	250,000	- 0 -	- 0 -
John C. McNeirney	5,000	$6,300	97,000	48,000	$7,260	$5,760
Kirk D. Kamsler	2,500	$2,575	101,250	66,250	$7,950	$7,950
Richard P. Tamulski	- 0 -	- 0 -	57,560	32,500	$2,700	$2,700

(1)	Based on $1.52 reported sale price on December 30, 2005 (no trades were reported on December 31, 2005).

Except as indicated in the Summary Compensation Table, Minrad International Inc. did not make any awards under long term incentive plans to the executive officers named in that table during the fiscal year ended December 31, 2005.

Employment Agreements and Management Compensation

William H. Burns, Jr.  As of March 1, 2004, Minrad Inc. entered into an employment agreement with William H. Burns, Jr., its President and Chief Executive Officer. The agreement expires on April 30, 2007. Under the agreement, Mr. Burns is entitled to receive: (1) a minimum base salary of $200,000 per year; (2) an annual bonus equal to 1% of our gross profit after distribution expenses, or Adjusted Gross Profit, plus 2.5% of the amount by which Adjusted Gross Profit for the year exceeds Adjusted Gross Profit for the preceding year, which bonus shall not exceed $400,000; (3) a grant of options to purchase up to 180,000 shares of common stock, with the amount of the options to be proportionate to our success in raising $2.7 million in equity funding between November 2, 2004 and December 31, 2004; and (4) a grant of options to purchase up to 845,000 shares of common stock, with the amount of options to be based on our attainment of certain capitalization, revenue, and product development milestones during the term of his employment. The exercise prices for all of the options will be 110% of the fair value of our common shares on the date of grant, and exercise periods for all options will be five years from the date of grant.

John McNeirney.  Effective October 1, 2004, Minrad Inc. entered into an employment agreement with John McNeirney, its Vice President and Chief Technical Officer. The agreement, which became effective following the expiration of Mr. McNeirney’s prior employment agreement with Minrad Inc., was scheduled to expire on September 30, 2005. Under the new agreement, Mr. McNeirney is entitled to receive a minimum base salary of $114,500 and an annual cash bonus of up to $240,000, subject to our achieving specified profit objectives. In July 2004, Mr. McNeirney’s base salary increased to $130,000 upon the completion of certain recruiting, business and regulatory objectives. In October 2005 this agreement was extended to December 31, 2006.

William L. Bednarski.  On February 16, 2005, our Board of Directors confirmed the appointment of William L. Bednarski as Executive Vice President and Chief Operating Officer of Minrad International, Inc. Mr. Bednarski signed a contingent appointment letter with Minrad International, Inc. dated January 25, 2005. The appointment letter describes the principal terms of Mr. Bednarski’s employment as Executive Vice President and Chief Operating Officer. Mr. Bednarski will report to the President and CEO, and he will have the principal duties and responsibilities of a chief operating officer. Mr. Bednarski’s compensation will include salary of $156,000 per year, incentive bonus of 2% of the year-over-year increase in Adjusted Gross Profit, and options vesting over five years and with a five year term to purchase up to 250,000 shares of common stock at $4.50 per share. Under the agreement Mr. Bednarski was paid $35,000 for relocation expenses. On January 3, 2006, Mr. Bednarski was promoted to President and Chief Financial Officer with an increase in salary to $176,000 per year with all other terms and conditions the same.

Minrad Inc. Patents and Inventions Policy

Minrad Inc. maintains a Patents and Inventions Policy in order to recognize the meritorious services of inventors from whom Minrad Inc. obtains inventions. Under the policy, if an inventor causes an invention to belong to Minrad Inc., Minrad Inc. will make a grant to the inventor and the inventor’s heirs and legatees of a non-assignable share in any proceeds from managing or licensing the invention equal to 1% of the gross royalties received by Minrad Inc. (1) if the invention is not patented, during the five year period following the written disclosure of the invention to Minrad Inc., or (2) if the invention is patented, during the unexpired term of the patent. As a result of this policy, Mr. Burns will be entitled to participate in royalties from sales of our conscious sedation system and sterile drapes for use with our SabreSource™ system, and Mr. McNeirney will be entitled to participate in royalties from sales of our conscious sedation system, Light Sabre™ products, sterile drapes for use with our SabreSource™ system, and Alignment Verification Devices. While Mr. Burns serves as Chief Executive Officer of Minrad International, Inc. and Minrad Inc. he may not receive any royalties on any new inventions that he causes to belong to Minrad Inc. other than those named above. While Mr. Bednarski serves as Chief Financial Officer of Minrad International, Inc. and Minrad Inc., he may not receive any royalties on any new inventions that he causes to belong to Minrad Inc. Mr. Burns has been the Chairman of the Board and Chief Executive Officer of Minrad Inc. since its formation, and he has been the Chairman of the Board and Chief Executive Officer of Minrad International, Inc. since the merger with Minrad Inc.

Director Compensation

Effective April 21, 2005 the shareholders approved a plan providing for Outside Directors to be paid a fee for his or her attendance at each Board meeting and assigned Committee meeting. The fee payable to an Outside Director for attendance in person or telephonically is $1,000 for a Board of Directors meeting and $500 for each Committee meeting. The fees will be paid 50% in cash and 50% in common stock, par value of $0.01 per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Funding Arrangements with Cagan McAfee Capital Partners, LLC and Related Parties

On December 1, 2003, Minrad Inc. entered into a funding agreement with Cagan McAfee Capital Partners, LLC, or CMCP, under which CMCP agreed to assist Minrad Inc. in obtaining up to $7.7 million in equity funding. Under the terms of the funding agreement, Minrad Inc. agreed to compensate CMCP through:

•	Payment of a management fee equal to 2% of the proceeds raised by Minrad Inc. during the term of the agreement in any equity funding transaction;

•	Payment of an advisory fee equal to 8% of the proceeds of any equity funding transaction lead managed directly by CMCP or by a third party engaged by CMCP;

•	Grant of investment warrants, exercisable for a period of seven years, to purchase a number of shares of Minrad Inc. common stock equal to 10% of the number of shares sold in any equity funding lead managed directly by CMCP or by a third party engaged by CMCP, with the warrants to be exercisable at the same price as the shares were sold in the equity funding; and

•	Grant of incentive warrants, exercisable for a period of two years, to purchase up to 5,000,000 shares of Minrad Inc. common stock at an exercise price of $0.001 per share.

Between December 1, 2003 and July 15, 2004, Minrad Inc. sold an aggregate of 3,201,084 shares of common stock at $1.25 per share in private placements contemplated by the funding agreement. The sales yielded gross proceeds of $4,001,355. Under the terms of the funding agreement, Minrad Inc. paid CMCP $400,135 in fees in connection with the private placements.

On May 20 and 21, 2004, CMCP and some of their affiliates acquired beneficial ownership of an aggregate of 3,483,750 shares, or approximately 69% of our then-outstanding common stock. Also on May 20 and 21, 2004, John Liviakis and Liviakis Financial Communications, Inc. acquired beneficial ownership of an aggregate of 800,000 shares, or approximately 16% of our then-outstanding common stock, of which 400,000 shares were issued to Liviakis Financial Communications, Inc., which the parties determined to have a per share market value of $0.04 or $16,000 in the aggregate, as consideration for public relations services to be provided to us under a contract expiring on the anniversary of our acquisition of, or merger with, an operating company. The balance of the shares were acquired from shareholders of our company. Immediately thereafter, on May 21, 2004, we entered into an advisory agreement with CMCP under which CMCP agreed to provide us with advisory services in connection with structuring and negotiating a potential acquisition transaction involving our company and a target operating company to be identified by CMCP with which we would be merged, or which we would acquire, with the surviving entity to continue our business.

CMCP identified Minrad Inc. as a potential acquisition candidate and, on July 15, 2004, we entered into an acquisition agreement under which Minrad Inc. became our wholly owned subsidiary on December 16, 2004.

On September 15, 2004, we entered into an agreement with Chadbourn Securities, Inc., or Chadbourn, an affiliate of CMCP, under which Chadbourn agreed to act as our placement agent for a private placement of our common stock. Under the agreement with Chadbourn, we agreed to pay Chadbourn cash fees equal to 10% of the gross proceeds of a private placement of our common stock and warrants to purchase a number of shares of our common stock equal to 10% of the number shares sold in the offering, with the warrants to be exercisable at the price of the shares sold in the offering. Under an understanding between Minrad Inc. and CMCP, the payments to Chadbourn correspondingly reduced Minrad Inc.’s payment obligations under its funding agreement with CMCP. Between September 16, 2004 and December 15, 2004, we sold an aggregate of 585,257 shares of our common stock at $1.75 per share in private placements. The sales raised gross proceeds of $1,024,201, and we paid Chadbourn and its affiliates $102,420 in fees. We loaned a portion of the net proceeds of the private placements to Minrad Inc. pursuant to a 6% secured grid note.

On December 15, 2004, as compensation for its services under the funding agreement, we entered into a warrant agreement with CMCP and Chadbourn, under which we issued warrants to ten persons to purchase an aggregate of 320,108 shares at $1.25 per share and to three other persons to purchase an aggregate of 58,526 shares at $1.75 per share. The total number of shares purchasable under the warrants equaled 10% of the amount of shares sold in Minrad Inc.’s and our private placements. The warrants expire on December 15, 2011 and contain cashless net exercise provisions. On December 15, 2004 the reported bid price for our common stock was $4.25 per share.

The offers and sales of common stock by Minrad Inc. and us in the private placements discussed above and the issuance of warrants to CMCP, Chadbourn, and their affiliates as compensation for their services under the funding agreement, each discussed above, were made solely to “accredited investors,” as that term is defined in Rule 501 of Regulation D under the Securities Act, pursuant to an exemption from registration under Section 4(2) of the Securities Act.

On February 7, 2005, we completed the sale of 321,714 shares of common stock at $1.75 per share for total proceeds of $563,000. The shares of common stock were sold to a total of 16 investors. Under the terms of the funding agreement, we paid discounts and commissions of $56,300, and issued warrants to affiliates and related parties of CMCP to purchase up to 32,171 shares of our common stock at $1.75 per share. On February 7, 2005, the reported bid price for our common stock was $4.00 per share.

As of February 8, 2005, we completed the sale of $2.5 million convertible promissory notes and warrants to purchase an aggregate of 375,000 shares of our common stock at $1.75. The convertible promissory notes were to mature on October 7, 2005, subject to prepayment at either our option or the option of the warrant holders commencing seven business days after we received $5 million of gross proceeds subsequent to January 1, 2005. Contingent on our receipt of not less than $5 million of gross proceeds from sales of our equity securities subsequent to January 1, 2005, the holders could convert all or any portion of these convertible promissory notes, including any interest, into common stock at $1.75 per share. These convertible promissory notes bore interest at a rate of 6% per annum payable at maturity. The sale of these convertible promissory notes and warrants were deemed by the parties to the funding agreement to constitute equity funding under the funding agreement. These convertible promissory notes and warrants were sold to the Tobin Family Trust ($1.5 million aggregate principal amount of notes and warrants to purchase 225,000 shares of Minrad International, Inc. common stock) and Laird Cagan ($1 million principal amount of notes and warrants to purchase 150,000 shares of Minrad International, Inc. common stock). Morrie Tobin is the trustee of the Tobin Family Trust. Laird Cagan is an affiliate of CMCP and Chadbourn. On February 8, 2005, the reported bid price for our common stock was $3.90 per share.

On May 11, 2005, we agreed to amend the provisions of the convertible notes relating to optional prepayment, optional acceleration and optional conversion rights. While the convertible promissory notes were outstanding, none of the amended convertible provisions were satisfied. On October 7, 2005, the convertible promissory notes matured and were fully satisfied. This occurred before they were convertible by the holders.

In connection with our issuance of our Series A convertible preferred stock, we paid approximately $617,000 of fees to certain shareholders or affiliates. Chadbourn and International Capital Advisory, Inc., or ICA, assisted in the sale of our Series A convertible preferred stock and received fees of approximately $363,000 and $254,000, respectively. Also warrants to purchase 385,500 shares of common stock were granted in the aggregate to Chadbourn and ICA.

We have contracted with ICA to provide consulting services. The initial two year agreement started on December 1, 2003. The initial agreement provided for monthly payments of $5,000, commissions on specific sales, and reimbursement of certain business expenses. There has been an oral agreement to extend the initial agreement through January 2007 with increased monthly payments of $10,000. We paid fees to ICA of approximately $165,000 in 2004 and $182,000 in 2005 and $36,000 for the first quarter of 2006. There has been another subsequent amendment to the agreement, which was approved by the compensation committee of the Board of Directors in February 2006, to extend the agreement through December 2007 and increase monthly payment to $15,000.

Financing Arrangements with Spencer Trask Specialty Group LLC

During the fiscal year ended September 30, 2004, Minrad Inc. engaged in the following transactions with Spencer Trask Specialty Group LLC, or Spencer Trask, an entity that beneficially owned approximately 22.5% of Minrad International’s outstanding common stock immediately after the merger with Minrad Inc.

•	Minrad Inc. repaid $457,482 under a $750,000 convertible promissory note held by Spencer Trask that was due in March 2004 and accrued interest at the rate of 8%. Spencer Trask sold the unpaid balance of $292,518 on the note to a third party which exchanged the note with Minrad Inc. for 390,024 shares of common stock at a rate of $.75 per share.

•	Minrad Inc. repaid the outstanding principal and accrued interest on a $75,000 convertible promissory note held by Spencer Trask which accrued interest at the rate of 10% and was past due.

•	Minrad Inc. repaid the outstanding principal and accrued interest on a $250,000 convertible promissory note held by Spencer Trask, which accrued interest at the rate of 10% and was past due.

•	Minrad Inc. repaid the outstanding principal and accrued interest on a $500,000 convertible promissory note held by Spencer Trask, which accrued interest at the rate of 10% and was past due.

Two of Minrad Inc.’s directors, who became directors of Minrad International at the time of the merger, are Donald Farley, who is a principal and the Chief Executive Officer of Spencer Trask, and David DiGiacinto, who is a Senior Managing Director of Spencer Trask.

Also during the fiscal year ended September 30, 2004, Minrad Inc. converted a $100,000 convertible promissory note and $10,000 of accrued interest held by Donald Farley into 146,667 shares of its common stock at a rate of $0.75 per share. The note was past due and had accrued interest at the rate of 10%.

In addition, we granted warrants to purchase 300,000 shares of common stock in the year ended December 31, 2005 and 150,000 shares of common stock in the three-month period ended December 31, 2004 to Kevin Kimberlin Partners, L.P. who controls Spencer Trask, in relation to a guarantee of our former bank debt with Wachovia Bank, N.A.

Financial Arrangements with New England Capital Partners, LLC

During our fiscal year ended September 30, 2004, Minrad Inc. engaged in the following transactions with New England Capital Partners, LLC, or New England Partners, an entity that beneficially owned approximately 14% of Minrad International’s outstanding common stock immediately after the merger with Minrad Inc.

•	Minrad Inc. repaid the principal and accrued interest on a $75,000 demand promissory note held by New England Partners. The note accrued interest at the rate of 8%.

•	Minrad Inc. exchanged 1,076,814 shares of its common stock, at a rate of $.75 per share, for a $750,000 convertible promissory note, and $57,611 of accrued interest on the note, held by New England Partners. The note had accrued interest at a rate of 8%.

•	Minrad Inc. exchanged 911,285 shares of its common stock for a $800,000 demand convertible promissory note and $83,463 of accrued interest on the note, held by New England Partners. The principal was exchanged at the rate of $1.00 per share and the interest was exchanged at a rate of $0.75 per share. The note had accrued interest at the rate of 8%.

John Rousseau, one of Minrad Inc.’s directors who became one of Minrad International’s directors at the time of the merger, is a managing general partner of New England Partners.

Obligations Payable to BioSight Inc. and BioVision Inc.

For more than three years, Minrad Inc. had an outstanding payable of approximately $88,600 to BioVision Inc., a company in which William Burns is Chairman of the Board and a shareholder. Mr. Burns has been the Chairman and Chief Executive Officer of Minrad Inc. since its formation, and he has been the Chairman and Chief Executive Officer of Minrad International, Inc. since the merger with Minrad Inc. In August of 2005 the balance of the account payable was paid. As of December 31, 2005 there is not an outstanding payable with BioVision Inc.

For more than five years, Minrad Inc. had an outstanding payable of approximately $250,000 to BioSight Inc., or BioSight, a company in which William Burns is the Chairman of the Board and a shareholder. Under a tax dispute between BioSight and the IRS, the IRS imposed a tax lien on the payable from Minrad Inc. to BioSight. Between October 1, 2003 and February 2005, Minrad Inc. paid an aggregate of $88,775 to the IRS to satisfy the tax lien. In August of 2005 the balance of the account payable was paid. As of December 31, 2005 there is not an outstanding payable with BioSight.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information with respect to beneficial ownership of our common stock as of April 30, 2006, by: (1) each person or “group,” as that term is used in Section 13(d)(3) of the Exchange Act, known to us to have owned beneficially more than 5% of our outstanding common stock; (2) each of our directors and executive officers; and (3) all of our directors and executive officers as a group.

We determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Shares of common stock subject to any warrants or options that were exercisable on or within 60 days of April 30, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the warrants or options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership percentages in the table below of any person are based on 29,914,119 shares of our common stock outstanding on April 30, 2006, plus, in each case, any shares of common stock subject to warrants or options owned by that person that were exercisable on or within 60 days of April 30, 2006.

Name and Address of Beneficial Owner		Number of Shares	Percent
Beneficial owners of 5% of our common stock and affiliates	(1)
Kevin Kimberlin Partners L.P.	(2)	9,091,440	26.6%
Laird Q. Cagan	(3)	5,783,833	17.3%
New England Partners Capital LLC	(4)	3,980,392	13.3%
Toibb Investment LLC	(5)	2,213,525	6.9%
Crestview Capital Master LLC	(6)	1,589,000	5.0%

Directors and executive officers**
William H. Burns, Jr.	(7)	2,085,827	6.8%
David DiGiacinto	(8)	50,000	*
David Donaldson	(9)	50,000	*
Donald F. Farley	(10)	290,739	1.0%
Duane Hopper	(11)	134,675	*
Kirk Kamsler	(12)	171,556	*
Robert Lifeso	(13)	682,881	2.3%
John McNierney	(14)	217,637	*
John Rousseau	(15)	50,000	*
Bill Bednarski	(16)	50,000	*
Richard Tamulski	(17)	90,000	*
All directors and executive officers as a group (14 persons)	(18)	3,883,315	12.4%

*	Less than one percent.

**	Address: 847 Main Street, Buffalo, New York 14203.

(1)	Excludes William H. Burns, Jr., our Chairman and Chief Executive Officer, who beneficially owned more than 5% of our common stock. Information with respect to Mr. Burns’ beneficial ownership of our common stock is included below under the caption “Directors and executive officers.”

(2)	Includes (i) 4,826,750 shares held by Kevin Kimberlin Partners L.P., or KKP, and various affiliates, (ii) warrants to purchase 4,139,690 shares of common stock that KKP or its affiliates have the right to acquire and (iii) 250 shares of Series A convertible preferred stock owned by KKP or its affiliates that are convertible into 125,000 shares of common stock. Address: 535 Madison Avenue, New York, New York 10022.

(3)	Includes (i) 1,953,337 shares held directly by Mr. Cagan, (ii) 249,100 shares held by Cagan McAfee Capital Partners, LLC, an entity in which Mr. Cagan owns a 50% interest and shares voting and dispositive power, (iii) 1,472,396 shares that Mr. Cagan has the right to acquire pursuant to warrants that were exercisable on or within 60 days of March 31, 2006, (iv) 4,168 shares of Series A convertible preferred stock that are convertible into 2,084,000 shares of common stock, and (v) 25,000 shares that Mr. Cagan has the right to acquire pursuant to options that were exercisable on or within 60 days of April 30, 2006. Address: c/o Cagan McAfee Capital Partners, LLC, 10600 N. De Anza Blvd. Suite 250, Cupertino, California 95014.

(4)	Includes (i) 3,980,392 shares held by New England Partners Capital, LLC, or NEP. Address: One Boston Place, Suite 3630, Boston, Massachusetts 02108.

(5)	Includes (i) 19,775 shares held by Toibb Investment LLC, (ii) 2,525 shares of Series A convertible preferred stock that are convertible into 1,262,500 shares of common stock, (iii) 706,250 shares of common stock that Toibb Investment LLC has the right to acquire pursuant to warrants that are exercisable on or within 60 days after April 30, 2006, (iv) 300 shares of Series A convertible preferred stock that are convertible into 150,000 shares of common stock, which are held by HLTGT LLC and (v) 75,000 shares of common stock that HLTGT LLC has the right to acquire pursuant to the exercise of warrants that are exercisable within 60 days of April 30, 2006. Harris Toibb has sole voting and investment power with respect to all shares held by Toibb Investment LLC and HLTGT LLC. Address: 6355 Topanga Canyon Boulevard, Suite 335, Woodland Hills, California 91367.

(6)	Includes (i) 14,000 shares held by Crestview Capital Master LLC, (ii) 1,000,000 shares of common stock that are issuable upon conversion of 2,000 shares of Series A convertible preferred stock, and (iii) 575,000 shares of common stock that Crestview has the right to acquire pursuant to warrants that are exercisable on or within 60 days of April 30, 2006. Address: 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(7)	Includes (i) 1,410,000 shares held by Mr. Burns and (ii) 675,827 shares that Mr. Burns has the right to acquire pursuant to options that are exercisable on or within 60 days after April 30, 2006.

(8)	Includes 50,000 shares that Mr. DiGiacinto has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006. Mr. DiGiacinto is a Senior Managing Director of Spencer Trask Specialty Group, LLC.

(9)	Includes 50,000 shares that Mr. Donaldson has the right to acquire pursuant to options that were exercisable on or within 60 days of April 30, 2006.

(10)	Includes (i) 218,667 shares held by Mr. Farley, (ii) 22,072 shares that Mr. Farley has the right to acquire pursuant to outstanding warrants that were exercisable on or within 60 days after April 30, 2006 and (iii) 50,000 shares that Mr. Farley has the right to acquire pursuant to outstanding options that were exercisable on or within 60 days after April 30, 2006.

(11)	Includes (i) 84,675 shares held by Mr. Hopper and (ii) 50,000 shares that Mr. Hopper has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006.

(12)	Includes (i) 29,806 common shares held by Mr. Kamsler, and (ii) 141,750 shares that Mr. Kamsler has the right to acquire pursuant to options that were are exercisable on or within 60 days on April 30, 2006.

(13)	Includes (i) 607,881 shares held by Dr. Lifeso and (ii) 75,000 shares that Dr. Lifeso has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006.

(14)	Includes (i) 79,137 shares held by Mr. McNeirney and (ii) 138,500 shares that Mr. McNeirney has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006.

(15)	Includes 50,000 shares that Mr. Rousseau has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006. Does not include the 3,980,392 shares described in footnote (4) above, with respect to which Mr. Rousseau, as Managing General Partner of NEP, exercises voting and investment power.

(16)	Includes 50,000 shares that Mr. Bednarski has the right to acquire pursuant to options that were exercisable on or within 60 days of April 30, 2006.

(17)	Includes 90,000 shares that Mr. Tamulski has the right to acquire pursuant to options that were exercisable on or within 60 days after April 30, 2006.

(18)	Includes 2,430,166 shares, 22,072 warrants, and options to purchase 1,431,077 shares that were exercisable by members of the group on or within 60 days after April 30, 2006.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $0.25 per share. As May 3, 2006 we had approximately of 29,914,119 shares of common stock outstanding and 10,777 shares of our Series A convertible preferred stock outstanding. Upon completion of this offering there will be 39,914,119 shares of common stock issued and outstanding, assuming no exercise of the underwriters’ over-allotment option, and that no warrants or options have been exercised and no shares of Series A convertible preferred stock have been converted.

Common Stock

The following statement is a brief summary of certain provisions relating to our common stock:

•	Dividends: The holders of common stock are entitled to receive, ratably, dividends when, as and if declared by the Board of Directors out of funds legally available therefor.

•	Liquidation Preference: In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled, subject to the rights of holders of our preferred stock, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

•	Conversion: The holders of common stock have no conversion rights and they are not subject to further calls or assessments by us.

•	Preemption: The holders of common stock have no preemptive rights and they are not subject to further calls or assessments by us.

•	Voting Rights: The holders of common stock are entitled to one vote for each share held of record on all matters on which the holders of common stock are entitled to vote.

•	Redemption: There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid.

Preferred Stock

Our certificate of incorporation permits our Board of Directors to fix the rights, preferences and privileges of, and issue up to 5,000,000 shares of, preferred stock with voting, conversion, dividend and other rights and preferences that could adversely affect the voting power or other rights of our shareholders. The issuance of preferred stock or rights to purchase preferred stock could have the effect of delaying or preventing a change in control of the Company. In addition, the possible issuance of additional preferred stock could discourage a proxy contest, make the acquisition of a substantial block of our common stock more difficult or limit the price that investors might be willing to pay for shares of our common stock.

Effective June 8, 2005, we amended our certificate of incorporation by filing a Certificate of Designations with the Secretary of State of the State of Delaware. The Certificate of Designations authorizes us to issue 15,000 shares of Series A convertible preferred stock, par value $0.25 per share. The rights, preferences, and limitations of the Series A convertible preferred stock are summarized as follows:

•	Stated Value: $1,000 per share (subject to anti-dilution and other adjustments).

•	Dividends: 6% per annum, compounded daily, payable quarterly in cash, or at the option of the company and subject to certain limitations, in shares of common stock. In addition,

the holders of the Series A convertible preferred stock participate with the holders of common stock in any dividends payable to the holders of the common stock as if the Series A convertible preferred stock had been converted into common stock. Without the express written consent of the holders of Series A convertible preferred stock, we may not declare or pay any cash dividend or distribution on our common stock.

•	Conversion: convertible at any time at the election of the holder of Series A convertible preferred stock into common stock at a rate of 500 shares of common stock per share (subject to anti-dilution and other adjustments); subject to certain conditions, at our election if our common stock maintains a trading price of $5.00 or more for 20 consecutive trading days; and subject to mandatory conversion after 4 years, unless redeemed by the company at that time.

•	Redemption: redeemable at the Stated Value at the option of the holder of Series A convertible preferred stock if we fail to maintain registration under the Securities Act of the resale of conversion shares of common stock as required, or in the event of a change of control; or at our option in lieu of mandatory conversion after 4 years.

•	Preferences: shares of Series A convertible preferred stock are preferred over the common stock as to dividends, distributions and payments upon liquidation, dissolution or winding up of the company.

•	Voting: the Series A convertible preferred stock has no voting rights except as required by law or in limited circumstances as described in the Certificate of Designations.

•	Other Rights: we may not engage in any recapitalization, reclassification, consolidation, merger, or sale of all or substantially all of our assets to another person if we will not be the surviving entity unless the acquiring entity agrees in a manner satisfactory to the holders of a majority of the Series A convertible preferred stock to exchange for securities of the other entity that are substantially similar in form and substance to the Series A convertible preferred stock.

The foregoing is only a summary of certain material terms of the Series A convertible preferred stock. For a complete description of the rights and preferences of the Series A convertible preferred stock, reference is made to the Certificate of Designations.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and Oppenheimer & Co. Inc., as representatives of the several underwriters, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to each named underwriter, the number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Oppenheimer & Co. Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Maxim Group LLC

Total

The underwriting agreement provides that the several underwriters’ obligations to purchase shares offered by us are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus if any of the shares are purchased, other than those covered by the over-allotment option described below. The underwriting agreement also provides that, in the event of a default by an underwriter, in some circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

No action has been taken by us or the underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required. None of our shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of the securities included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us. The amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,500,000 additional shares.

	Per Share	Total, with no over-allotment	Total, with full over-allotment
Public offering price
Underwriting discount to be paid to the underwriters by us	$	$	$

Over-Allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to 1,500,000 additional shares at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments. If any shares are purchased pursuant to this over-allotment option, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as set forth in the table above.

Lock-Up Agreements

We, our executive officers, directors, affiliates and certain existing owners of our common stock have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock either owned as of the date of this prospectus or thereafter acquired without the prior written consent of Oppenheimer & Co. Inc. However, Oppenheimer & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. This 180-day period may be extended if (1) during the last 17 days of the 180-day period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stabilization, Short Positions and Penalty Bids

We have been advised by the representative of the underwriters that, in accordance with Regulation M, some persons participating in this offering may engage in transactions, including syndicate covering transactions, stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market.

A “syndicate covering transaction” is a bid for or the purchase of shares on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with this offering. The underwriters may create a short position by making short sales of our shares and may purchase shares in the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales can either be “covered” or “naked.” “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. “Naked” short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or “cover” that short position by either exercising all or part of the over-allotment option to purchase additional shares from us or by engaging in “syndicate covering transactions.” The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares through the over-allotment option.

A “stabilizing bid” is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A “penalty bid” is an arrangement that permits the representative to reclaim the selling concession from an underwriter or syndicate member when shares sold by such underwriter or syndicate member are purchased by the representative in a stabilizing or syndicate covering transaction and, therefore, have not been effectively placed by the underwriter or syndicate member. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. These transactions may be conducted on the American Stock Exchange or otherwise.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.

Electronic Delivery

One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD-ROMs or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Other Relations with the Underwriters

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they have received or will receive customary fees and expenses. KeyBank, the lender under our credit facility, is an affiliate of KeyBanc Capital Markets, one of the underwriters of this Offering.

LEGAL MATTERS

Hodgson Russ LLP, One M&T Plaza, Suite 2000, Buffalo, New York, will opine on the validity of the common stock offered in this prospectus. Certain legal matters have been passed upon for the underwriters by Jones Day, Chicago, Illinois.

EXPERTS

Our financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and September 30, 2004 and the three-month period ended December 31, 2004 have been included in reliance upon the report of Freed Maxick & Battaglia, CPAs, PC, and upon the authority of said firm as experts in accounting and auditing.

CHANGE OF ACCOUNTANTS

On December 16, 2004, our Board of Directors determined that upon completion of our merger with Minrad Inc., we would change our certifying accountant and auditor to Minrad Inc.’s auditor, Freed Maxick & Battaglia, CPAs, PC, or Freed, of Buffalo, New York. On December 20, 2004, we orally notified and dismissed our prior auditor, Clancy and Co., P.L.L.C., or Clancy and Co., of Phoenix, Arizona. Minrad Inc. previously engaged Freed on January 21, 2004 to audit its financial statements for the fiscal years ended September 30, 2002, 2003, and 2004.

The reports of Clancy and Co. on our financial statements for each of the fiscal years ended March 31, 2003 and 2004 did not contain any adverse opinion or disclaimer of opinions, and were not modified as to uncertainty, audit scope or accounting principles, other than an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern.

Neither we nor anyone on our behalf consulted with Freed with respect to any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-B, during our fiscal years ended March 31, 2003 or 2004 or during the subsequent interim period through December 16, 2004 preceding the dismissal of Clancy and Co.

None of the reportable events listed in Item 304(a)(1)(iv)(B) of Regulation S-B occurred with respect to our fiscal years ended March 31, 2003 and 2004 or the subsequent interim period through December 16, 2004 preceding the dismissal of Clancy and Co.

At no time during our fiscal years ended March 31, 2003 and 2004, or during the subsequent interim period through December 16, 2004, were there any disagreements with Clancy and Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Any such disagreements, if not resolved to the satisfaction of Clancy and Co., would have caused Clancy and Co. to reference the subject matter of the disagreements in its reports on our financial statements.

We provided Clancy and Co. with a copy of our Form 8-K/A-1 announcing our change in certifying accountant prior to filing it with the SEC on January 19, 2004 and requested a response thereto from Clancy and Co. A copy of the letter from Clancy and Co. stating its agreement with the statements in Item 4.01 thereof was filed as Exhibit 16.1 to that Form 8-K/A-1.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form SB-2 (Commission File No. 333- ), including exhibits, with the SEC with respect to the stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E. Washington DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of stock offered under this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where any such contract or document is an exhibit to the registration statement, each statement with respect to the contract or document is qualified in all respects by the provisions of the relevant exhibit, which is hereby incorporated by reference.

We make available free of charge on or through our internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. Our Internet address is http://www.minrad.com. The information contained on our website is not incorporated by reference in this prospectus and should not be considered a part of the prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Minrad International, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Minrad International, Inc. and Subsidiaries (“Minrad”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years ended December 31, 2005 and September 30, 2004 and the three-month period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financing reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minrad as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and September 30, 2004 and the three-month period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/  Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

March 6, 2006

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$669,567	$2,930
Accounts receivable, net	3,459,275	606,229
Inventories, net	3,860,442	1,069,565
Prepaid expenses and other current assets	961,484	472,049

Total current assets	8,950,768	2,150,773

Property and equipment:
Machinery and equipment	1,379,657	721,501
Computers	220,790	128,949
Furniture and fixtures	22,641	22,641
Construction in progress	295,153	300,241

	1,918,241	1,173,332

Less accumulated depreciation	849,333	674,126

	1,068,908	499,206

Other assets	163,732	112,798

Total assets	$10,183,408	$2,762,777

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Demand notes payable:
Bank and other	$2,720,000	$1,146,125
Stockholders and affiliates	—	325,000
Accounts payable	2,541,838	2,433,859
Dividends payable	170,329	—
Accrued expenses	405,388	824,812
Due to affiliates	—	374,740
Current portion of long-term debt, including default reclassifications	—	1,022,309

Total current liabilities	5,837,555	6,126,845

Commitments and contingencies (See Note 14)	—	—

Stockholders’ equity (deficit)
Series A convertible preferred stock	2,800	—
Common stock	290,585	280,192
Additional paid in capital	40,261,861	20,512,202
Accumulated deficit	(36,209,393)	(24,156,462)

Total stockholders’ equity (deficit)	4,345,853	(3,364,068)

Total liabilities and stockholders equity (deficit)	$10,183,408	$2,762,777

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		Three-Month Periods Ended
	December 31, 2005	September 30, 2004	December 31, 2004	(Unaudited) December 31, 2003
Revenue	$8,345,278	$4,116,995	$460,276	$1,049,362
Cost of goods sold	4,828,943	3,150,479	616,391	905,856

Gross margin	3,516,335	966,516	(156,115)	143,506

Operating expenses:
Sales and marketing	1,759,773	736,266	230,348	193,680
Research and development	1,804,162	1,175,570	308,670	368,026
Finance and administrative	2,754,548	2,097,288	486,970	454,523

Total operating expenses	6,318,483	4,009,124	1,025,988	1,016,229

Operating loss	(2,802,148)	(3,042,608)	(1,182,103)	(872,723)

Non-operating expenses:
Interest expense:
Stockholders and affiliates	(2,014,802)	(316,271)	(130,715)	(67,480)
Other	(267,279)	(473,172)	(67,565)	(209,001)
Debt conversion costs— stockholders	—	(713,000)	—	—

Total non-operating expenses	(2,282,081)	(1,502,443)	(198,280)	(276,481)

Net loss	(5,084,229)	(4,545,051)	(1,380,383)	(1,149,204)

Less preferred stock dividends:
Cash dividends	(370,153)	—	—	—
Non cash dividends	(6,598,549)	—	—	—

Net loss available for common stockholders	$(12,052,931)	$(4,545,051)	$(1,380,383)	$(1,149,204)

Net loss per share, basic and diluted	$(0.42)	$(0.22)	$(0.05)	$(0.08)

Weighted average common shares outstanding, basic and diluted (including TAC shares)	28,519,125	20,429,491	27,830,951	14,656,366

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE AT SEPTEMBER 30, 2003	—	$—	950,000	$475,000	14,155,485	$141,555	$11,727,531	$(18,231,028)	$(5,886,942)
Sale of common stock, net of costs	—	—	—	—	3,211,084	32,111	3,517,936	—	3,550,047
Conversion of debt to equity	—	—	—	—	3,797,533	37,975	2,975,668	—	3,013,643
Debt conversion costs—stockholders	—	—	—	—	—	—	713,000	—	713,000
Beneficial conversion feature of demand notes payable	—	—	—	—	—	—	123,000	—	123,000
Conversion of Series B preferred stock to common stock	—	—	(950,000)	(475,000)	1,140,000	11,400	463,600	—	—
Stock options exercised	—	—	—	—	15,000	150	26,100	—	26,250
Warrants converted to equity	—	—	—	—	44,794	448	(448)	—	—
Net loss	—	—	—	—	—	—	—	(4,545,051)	(4,545,051)

BALANCE AT SEPTEMBER 30, 2004	—	—	—	—	22,363,896	223,639	19,546,387	(22,776,079)	(3,006,053)
Sale of common stock	—				20,000	200	34,800	—	35,000
Warrants issued on Wachovia guarantee	—	—	—	—	—	—	116,888	—	116,888
Stock based compensation on options granted to non-employee	—	—	—	—	—	—	4,150	—	4,150
Equity acquired in recapitalization	—	—	—	—	5,635,257	56,353	809,977	—	866,330
Net loss	—	—	—	—	—	—	—	(1,380,383)	(1,380,383)

BALANCE AT DECEMBER 31, 2004	—	—	—	—	28,019,153	280,192	20,512,202	(24,156,462)	(3,364,068)
Sale of common stock; net of costs	—	—	—	—	868,241	8,682	1,426,500	—	1,435,182
Sale of preferred stock; net of costs	11,260	2,815	—	—	—		9,460,284	—	9,463,099
Conversion of preferred stock and accrued dividends to common stock	(60)	(15)	—	—	30,163	302	38	—	325
Stock options exercised	—	—	—	—	140,874	1,409	237,527	—	238,936
Stock based compensation on options extended	—	—	—	—	—	—	121,050	—	121,050
Warrants issued with demand notes	—	—	—	—	—	—	925,188	—	925,188
Warrants issued on Wachovia guarantee	—	—		—	—	—	980,523	—	980,523
Preferred dividends:
Cash dividends	—	—	—	—	—	—	—	(370,153)	(370,153)
Amortization of beneficial conversion feature	—	—	—	—	—	—	6,598,549	(6,598,549)	—
Net loss	—	—	—	—	—	—	—	(5,084,229)	(5,084,229)

BALANCE AT DECEMBER 31, 2005	11,200	$2,800	—	$—	29,058,431	$290,585	$40,261,861	$(36,209,393)	$4,345,853

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		Three-Month Periods Ended
	December 31, 2005	September 30, 2004	December 31, 2004	(UNAUDITED) December 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,084,229)	$(4,545,051)	$(1,380,383)	$(1,149,204)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	186,708	139,611	24,704	37,500
Increase (decrease) in allowance for doubtful accounts	(317,000)	65,000	(103,000)	75,000
Stock based compensation on options extended and granted to non-employees	121,050	—	4,150	—
Warrants issued for guarantee	980,523	—	116,888	—
Amortization of note discount	925,188	123,000	—	—
Debt conversion costs	—	713,000	—	—
(Increase) decrease in assets:
Accounts receivable	(2,536,047)	224,687	26,530	244,033
Inventories	(2,790,877)	220,243	39,127	454,535
Prepaid expenses	(327,910)	(85,416)	(340,868)	(286,783)
Increase (decrease) in liabilities:
Accounts payable	(261,136)	168,432	534,569	380,428
Accrued expenses	(419,424)	(20,994)	179,286	(29,513)

Net cash used by operating activities	(9,523,154)	(2,997,488)	(898,997)	(274,004)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(375,795)	(241,233)	(45,222)	(84,810)
Acquisition of other assets	(107,025)	(57,805)	(6,402)	—
Deposit to restricted cash	—	—	—	(350,000)

Net cash used by investing activities	(482,820)	(299,038)	(51,624)	(434,810)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease (increase) in other assets	48,591	12,153	(5,269)	(8,709)
Net repayments to affiliates	(374,740)	(2,333)	(29,165)	(15,673)
Borrowings under demand notes payable, net of costs	5,054,476	872,467	971,500	925,000
Repayments under demand notes payable	(2,971,125)	(915,342)	(15,928)	(106,239)
Principal payments on long-term debt	(1,022,309)	(246,879)	(3,174)	(9,697)
Proceeds from sale of common stock, net of costs	435,182	3,550,047	35,000	—
Proceeds from sale of preferred stock, net of costs	9,463,099	—	—	—
Preferred cash dividends paid	(199,499)	—	—	—
Proceeds from options exercised	238,936	26,250	—	—

Net cash provided by financing activities	10,672,611	3,296,363	952,964	784,682

Net increase (decrease) in cash and cash equivalents	666,637	(163)	2,343	75,868
Cash and cash equivalents—beginning of period	2,930	750	587	750

Cash and cash equivalents—end of period	$669,567	$587	$2,930	$76,618

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.—NATURE OF BUSINESS

Basis of Presentation—Minrad International, Inc. has two wholly-owned operating subsidiaries, Minrad Inc., and Minrad EU (collectively, the Company), that are consolidated for financial reporting purposes. All intercompany transactions have been eliminated in consolidation.

As a result of the merger with Technology Acquisition Corporation (TAC) referenced below, the Company adopted the fiscal year end of Minrad Inc., which was September 30. Subsequently, the Company changed its year end to December 31. Accordingly, the accompanying consolidated balance sheets present information of the Company as of December 31, 2005 and 2004, and the accompanying consolidated statements of operations and cash flows present information for the years ending December 31, 2005 and September 30, 2004; the three-month transition period ending December 31, 2004 and the comparative three-month period ended December 31, 2003 (unaudited).

Business Description—The Company is an interventional pain management company with two product lines: (1) anesthesia and analgesia, and (2) real-time image guidance. The Company’s products are sold throughout the world, primarily in North America, Europe, Asia and Latin America. The anesthesia and analgesia business currently manufactures and sells generic inhalation anesthetics that are primarily used for human and veterinary surgical procedures. Approximately 99% of the Company’s revenue for all periods presented were generated from the sale of inhalation anesthetics. The Company manufactures patented real-time image guidance technologies that facilitate minimally invasive surgery. The Company expects to launch its SabreSourceTM system, the second-generation real-time image guidance system product in the first quarter of 2006. Its SabreSourceTM system and the accompanying Light SabreTM disposable products have broad applications in orthopedics, neurosurgery, interventional radiology and anesthesia. They enable improved accuracy and reduced radiation in interventional procedures and support the transfer of these procedures to outpatient settings. The Company was in the process of redesigning its real-time image guidance products during the periods presented in the accompanying financial statements, resulting in minimal revenue during those periods. The Company also is developing a drug and a drug delivery system for conscious sedation.

Merger—On July 15, 2004, Minrad Inc. entered into a Merger Agreement and Plan of Exchange (the Agreement) with TAC, Technology Acquisition Subsidiary, Inc. (TAS) and certain majority shareholders of TAC. TAC was a relatively inactive public company shell listed for quotation on the Over The Counter Bulletin Board. Under the terms of the Agreement, on December 16, 2004, all outstanding stock of Minrad Inc. was exchanged for an 83% beneficial ownership of TAC stock. Minrad Inc. was merged with TAS, with Minrad Inc. surviving and becoming a wholly owned subsidiary of TAC. Upon consummation of the merger, the former stockholders of Minrad Inc. owned approximately 83% of the outstanding shares of TAC and controlled TAC’s Board of Directors. Accordingly, for accounting purposes, Minrad Inc. was deemed to be the accounting acquirer of TAC and a recapitalization was deemed to have occurred. The assets and liabilities of TAC as of the date of acquisition were nominal with the exception of an $879,557 receivable from Minrad Inc., which was eliminated upon consolidation. These assets and liabilities were recorded at their

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

fair value and the 5,635,357 previously outstanding TAC shares were recorded as issued for the net equity of TAC as of December 16, 2004. Upon consummation of the merger, TAC changed its name to Minrad International, Inc. The accompanying consolidated statements of operations and cash flows include the activities of TAC, now Minrad International, Inc., from December 16, 2004. The operations of Minrad, Inc., the accounting acquirer, are reflected fully in each of the periods presented in the accompanying financial statements.

Information on TAC prior to the merger can be found on its annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended March 31, 2004. The consolidated balance sheet of TAC as of December 16, 2004 and its results of operations for the period from April 1, 2004 through December 16, 2004 are as follows:

TECHNOLOGY ACQUISITION CORPORATION Consolidated Balance Sheet December 16, 2004

ASSETS
Current assets	$880,922

Total assets	$880,922

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$14,593
Total stockholders’ equity	866,329

Total liabilities and stockholders’ equity	$880,922

Consolidated Statement of Operations

For the period from April 1, 2004 through December 16, 2004

Revenues	$—
General and administrative expenses	96,511

Operating loss	(96,511)
Other income	7,057

Net loss available to common stockholders	$(89,454)

Basic net loss per share of common stock	$(0.02)

Weighted average number of common shares outstanding	4,582,052

NOTE 2.—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with a maturity of three months or less.

Accounts Receivable—The Company records its accounts receivable at the original invoice amount less an allowance for doubtful accounts. An account receivable is

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

considered to be past due if any portion of the receivable balance is outstanding beyond its scheduled due date. On a monthly basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on its history of past write-offs and collections, and current credit conditions. No interest is accrued on past due accounts receivable. The Company has concluded that there is no need for an allowance for doubtful accounts at December 31, 2005 ($317,000 at December 31, 2004). During the year ended December 31, 2005, approximately $261,000 of the allowance for doubtful accounts as of December 31, 2004 that related to a major uncollectible account from one customer was deducted from accounts receivable. The remaining $56,000 was recognized as income due to a change in the collection status of a customer, and is included as a reduction of finance and administrative expenses in the accompanying statement of operations for the year ended December 31, 2005. The majority of North American sales have been made to one large distributor. International sales have been concentrated among approximately 40 major distributors. Although the Company generally does not require collateral, letters of credit may be required from its customers in certain circumstances.

Sale of Certain Accounts Receivable—The Company has adopted Statement of Financial Accounting Standards Board (SFAS) Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In October 2003, the Company established a factoring line with a financial institution (the Purchaser), that enables the Company to sell selected accounts receivable invoices to the Purchaser with full recourse against the Company. These transactions qualify for a sale of assets since (1) the Company has transferred all of its right, title and interest in the selected accounts receivable invoices to the bank, (2) the Purchaser may pledge, sell or transfer the selected accounts receivable invoices, and (3) the Company has no effective control over the selected accounts receivable invoices since it is not entitled to or obligated to repurchase or redeem the invoices before their maturity and it does not have the ability to unilaterally cause the Purchaser to return the invoices. Under SFAS 140, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

Pursuant to the provisions of SFAS 140, the Company reflects the factoring transactions as a sale of assets and establishes an accounts receivable from the Purchaser for the amount to be paid to the Company by the Purchaser upon collection from the customer, the retained amount, less the costs of the transaction and less any anticipated future loss in the value of the retained asset. The retained amount is generally equal to 30% of the total accounts receivable invoice sold to the Purchaser, less 5% of the total invoice as a factoring fee. Further, the Purchaser charges the Company late charges of 24% per annum on invoices purchased in the event a payment by the Company’s customer to the Purchaser is made 30 days past its due date. The estimated future loss reserve for each receivable included in the estimated value of the retained asset is based on the

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment history of the accounts receivable customer and is included in the allowance for doubtful accounts. In connection with the factoring agreement, the Company also has the ability to request advances from the Purchaser against the retained interests. These advances bear interest at the rate of 24% per annum.

As of December 31, 2005, the Company settled all outstanding balances relating to the factoring agreement and terminated the arrangement. During the year ended December 31, 2005, prior to the termination of the arrangement, the Company sold approximately $4.0 million of its accounts receivable to the Purchaser. The Company sold approximately $4.1 million in the year ended September 30, 2004, and $300,000 and $1.4 million in the three-month periods ended December 31, 2004 and 2003, respectively, to the Purchaser under the factoring agreement. As of December 31, 2004, approximately $1 million of these receivables remained outstanding. After deducting estimated fees and advances from the factor, the net receivable from the purchaser amounted to $515,415 at December 31, 2004, and is included in accounts receivable in the accompanying balance sheet as of that date. Further, the Company had requested and received an advance from the Purchaser against this retained interest, which amounted to $148,592 as of December 31, 2004. These amounts are reflected as a demand note payable in the accompanying balance sheet as of December 31, 2004 (See Note 6).

There were no gains or losses on the sale of the accounts receivable because all were eventually collected. The cost associated with the 5% fee totaled approximately $171,000 for the year ending December 31, 2005 ($208,000 for the year ending September 30, 2004; $15,000 and $73,000, for the three-month periods ending December 31, 2004 and 2003, respectively). These fees were classified on the income statement as interest expense. Late charges were minimal and are included in the above fees.

Inventories—Inventories are stated at the lower of cost (first-in, first-out) or market. A reserve for slow-moving and obsolete inventory is established for all inventory deemed potentially non-saleable by management in the period in which it is determined to be potentially non-saleable. During the year ended December 31, 2005, the Company disposed of all of the inventory that it considered slow moving as of December 31, 2004. The entire amount was deducted from inventory with no effect on the statement of operations. The current inventory is considered properly valued and saleable. The Company concluded that there is no need for a reserve for slow moving and obsolete inventory at December 31, 2005.

Property and Equipment—Property and equipment are recorded at cost. All assets that require a period of time to prepare for their intended use are classified as contracts in progress until placed in service. If material, interest is capitalized during this period. There were approximately $17,000 of interest capitalized during the three-month period ended December 31, 2004. There was no interest capitalized during the years ended December 31, 2005 and September 30, 2004 or the three-month period ended December 31, 2003. Depreciation is recognized on the straight-line method over the

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated useful lives of the Company’s assets, which range from three to five years. Depreciation expense amounted to approximately $175,000 for the year ended December 31, 2005 ($140,000 for the year ended September 30, 2004; $25,000 and $37,500 for the three-month periods ended December 31, 2004 and 2003, respectively).

The Company owns land and a manufacturing facility in Bethlehem, Pennsylvania, which it acquired in a business combination during the year ended September 30, 2001. The facility, as well as related machinery and equipment, are used in the Company’s anesthesia and analgesia business. At the date of acquisition, the fair value of the assets exceeded the consideration paid. Accordingly, in accordance with SFAS 141 “Business Combinations,” there was no value assigned to these assets at the date of acquisition and have a zero recorded value at December 31, 2005 and 2004.

Patents—Patent acquisition and application costs are recorded at cost and amortized over their remaining useful life, not to exceed their legal life. There has been no amortization expense relating to patents during the periods presented since the corresponding patents have yet to be issued and the Company has yet to place the related technology in service.

Income Taxes—The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” The standard requires the asset and liability method of accounting for income taxes and the recognition of future tax benefits, measured by enacted tax rates, attributed to deductible temporary differences, and net operating loss carryforwards to the extent that realization of such benefits is more likely than not, as well as future tax obligations attributed to taxable temporary differences.

Revenue Recognition—The Company recognizes revenue from product sales when the goods are shipped to the customer, resulting in the transfer of title and risk of loss.

Earnings Per Share—The Company has adopted the provisions of SFAS No. 128, “Earnings Per Share.” Basic earnings or loss per share is computed by dividing income or loss (numerator) applicable to common stockholders by the weighted number of common shares outstanding (denominator) for the period. The Company calculated retroactively the earnings or loss per share for certain of the periods presented in the accompanying financial statements by restating the weighted average common shares outstanding after giving effect to the recapitalization discussed in Note 1. Diluted earnings per share assumes the exercise or conversion of all dilutive securities. Diluted loss per share does not differ from basic loss per share for all periods presented because inclusion of potential common shares would be anti-dilutive.

If the Company had generated earnings during each of the periods presented in the accompanying financial statements, 7,874,470 shares of common stock would have been added to the weighted averages shares outstanding for the year ended December 31, 2005;

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2,816,198 shares of common stock would have been added for the three-month period ended December 31, 2004, and none would have been added for the year ended September 30, 2004 or the three-month period ended December 31, 2003, to calculate fully diluted earnings per share. These additional shares represent the assumed conversion of convertible debt and the assumed exercise of common stock options and warrants whose exercise price was less than the average fair value of the Company’s common stock during the applicable period. The proceeds of the exercise are assumed to be used to purchase common shares for treasury and the incremental shares are added to the weighted average shares outstanding.

Research and Development Costs—All costs related to research and development are expensed as incurred. These costs include labor and other operating expenses related to product development, as well as costs to obtain regulatory approval.

Advertising—The Company expenses advertising as incurred. These amounts were not significant for the periods presented.

Stock-Based Compensation—The Company accounts for its stock option plans under the intrinsic value method specified in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, no compensation expense is recognized for stock options issued to employees as long as the exercise price is greater than or equal to the market value of the common stock at the date of grant. In accordance with SFAS 123, “Accounting for Stock-Based Compensation,” the Company discloses the summary of pro forma effects to reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the employee options at the grant date (see Recent Accounting Pronouncements below). Stock options and warrants issued to non-employees are recognized as compensation expense based upon the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Recent Accounting Pronouncements—During the year ended December 31, 2005, the Financial Accounting Standards Board (the FASB) issued a revision to SFAS 123 entitled SFAS 123 R—“Share-Based Payment,” requiring companies to include the fair value of stock options granted as an expense in their statement of operations. This revision will become effective for the Company commencing January 1, 2006. See Note 10 for the expected impact of recording the fair value of options granted.

During the year ended December 31, 2004, the FASB issued SFAS 151, “Inventory Costs.” This statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incurred during fiscal years beginning after June 15, 2005, with earlier application permitted in certain circumstances. The Company adopted this new standard January 1, 2005. Adopting this new standard did not have a significant impact on the Company’s financial statements.

Accounting Estimates—The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Segment Reporting—In applying the provisions of SFAS 131 “Segment Reporting,” management has determined that the Company is organized, managed and internally reported as one business segment (see Note 17).

Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses are reasonable estimates of their fair value due to their short maturity. Based on variable interest rates and the borrowing rates currently available to the Company for loans similar to its demand notes payable and long-term debt, the fair value approximates its carrying amount.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions.

Many of the raw materials used in the anesthesia and analgesia business are readily available from multiple vendors. However, the main raw material of a significant anesthesia product is currently only available from one vendor. Purchases from this supplier represented approximately 33% of raw material purchases during the year ended December 31, 2005. Interruption in the supply of raw materials could adversely affect its ability to supply finished products on the short-term.

Reclassifications—Certain amounts included in the balance sheet as of December 31, 2004 and in the financial statements for the year ended September 30, 2004 and the three-month periods ended December 31, 2004 and 2003, have been reclassified to conform with the presentation of the financial statements as of and for the years ended December 31, 2005.

NOTE 3.—CONTINUING OPERATIONS

The Company has incurred substantial operating losses since inception. The Company has devoted and expects to devote substantial capital resources for research and

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

development of new products and for expanding its operations through internal growth and strategic acquisitions. The Company anticipates that the introduction of the Company’s second-generation real-time image guidance system in 2006 and the introduction of a new inhalation anesthetic will have a positive impact on revenue growth and cash flows in 2006 and beyond.

The Company’s business plan anticipates that its future activities will be funded from the issuance of additional equity or debt securities. There can be no assurance that such additional financing, will be available on terms acceptable to the Company or at all. Failure to raise the funds necessary to finance future cash requirements would adversely affect the Company’s ability to pursue its strategy and could negatively affect operations in future periods. The accompanying financial statements do not reflect any adjustments that may be necessary in the event the Company is unsuccessful in its fundraising efforts.

NOTE 4.—INVENTORIES

Inventories consist of the following at December 31:

	2005	2004
Raw materials	$1,196,893	$383,355
Work-in-progress	1,420,495	466,421
Finished goods	1,243,054	944,789

	3,860,442	1,794,565
Less reserve for slow moving and obsolete inventory	—	725,000

	$3,860,442	$1,069,565

NOTE 5.—OTHER ASSETS

Other assets consist of the following at December 31:

	2005	2004
Patent application costs and other	$163,732	$64,207
Restricted deposits (A)	—	48,591

	$163,732	$112,798

(A) In connection with the Bayview promissory note (see Note 7), the Company was required to maintain two restricted deposit accounts. Under a holdback agreement, the lender retained $68,182 of the original proceeds as a reserve to ensure payment of monthly loan payments. This balance, less amounts applied against principal and interest payments, amounted to $35,417 at December 31, 2004. In addition, the Company was also required to maintain a restricted deposit account for the payment of taxes that amounted to $13,174 as of December 31, 2004. During the year ended December 31, 2005, the entire note was repaid, and the restriction on the reserve accounts was released.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6.—DEMAND NOTES PAYABLE

Demand notes payable consist of the following at December 31:

	2005	2004

Bank and Other

Key Bank – A $3,500,000 line of credit was established in December 2005 with a one-year term and interest based on the bank’s prime rate (7.25 % at December 31, 2005), plus 2%. Interest on the unused line accrues at .05%. The line is secured by essentially all of the assets of the Company. The line provides for maximum borrowings of up to $3,500,000 or, if less, an amount equal to approximately 35% of eligible inventory, plus 60% of eligible receivables plus $1,000,000. The borrowing base is subject to minimum liquidity of $1,000,000 in cash, including amounts available under the line. The Company may also borrow under the line of credit up to $250,000 for standby letters of credit. The agreement requires the Company to meet certain covenants including minimum liquidity, minimum EBITDA, (net income plus interest expense, income taxes, depreciation and amortization) and net worth, some of which were violated as of December 31, 2005. Subsequent to December 31, 2005, Key Bank has waived all covenant violations and amended the credit agreement to revise certain covenant provisions for future periods, primarily reducing the minimum liquidity level to $360,000 through June 30, 2006, at which point the requirement returns to $1,000,000. Cash dividends on Series A preferred stock are allowed provided that no defaults have occurred and there are no cash dividends on common stock. The fees associated with securing the line were approximately $166,000 and are included in prepaid expenses and other current assets as of December 31, 2005 and will be amortized into expense in 2006. Subsequent to December 31, 2005, the outstanding line balance was increased to $3,120,000.

	$2,720,000	$—

Wachovia Bank, N.A. – At December 31, 2004, the Company had outstanding a demand note payable to Wachovia Bank, N.A., with interest payable monthly at the lender’s monthly LIBOR Index rate (2.28% at December 31, 2004), plus 1.25%. The note was secured by all assets of the Company and was guaranteed by Kevin Kimberlin Partners L.P. (“KKP”). Kevin Kimberlin is an officer of Spencer Trask Specialty Group, which is a shareholder of the Company. As consideration for the guarantee, the Company issued warrants to KKP to purchase 2,500,000 million shares of common stock, of which, 1,000,000 warrants were granted in August 2001 and 1,500,000 warrants were granted in December 2001. The warrants vested immediately, are exercisable for $1 per share, and expire in December 2008. In October 2004, an agreement was entered into to extend the KKP guarantee. This agreement called for a grant of warrants to purchase 50,000 shares of common stock at the beginning of each month that the debt was not repaid, beginning in October 2004. The warrants entitle KKP to

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2005	2004
purchase shares of common stock at $ 0.75 per share and will expire on varying dates through May 31, 2010. During the year ended December 31, 2005, 300,000 warrants were issued under this agreement (150,000 warrants for the three-month period ended December 31, 2004). These warrants were valued utilizing the Black-Scholes pricing model, resulting in $980,523 being recorded and included in interest expense for the year ended December 31, 2005 ($116,888 for the three-month period ended December 31, 2004). During the year ended December 31, 2005, the entire note was repaid and cancelled.	—	997,553

Advance payable – At December 31, 2004, the Company had an advance outstanding under the factoring arrangement described above (see Note 2). The advance bore interest at 24%. During the year ended December 31, 2005, the advance was repaid and the factoring arrangement was terminated.	—	148,592

	$2,720,000	$1,146,125

Stockholders and Affiliates	2005	2004
Bridge Notes – In February 2005, the Company issued to existing stockholders, (1) convertible promissory notes with an aggregate principal amount of $2,500,000 million which bore interest at 6% and matured in October 2005; and (2) warrants to purchase, at any time prior to January 30, 2007, an aggregate of 375,000 shares of the Company’s common stock at $1.75 per share. These warrants were valued at $925,188 using the Black Scholes Option Pricing Model, which was recorded as a note discount and was amortized into interest expense during the year ended December 31, 2005. On May 11, 2005, the parties amended provisions of the convertible notes relating to optional prepayment, optional acceleration, and optional conversion rights. During the term of the notes, none of the amended provisions triggered convertibility at the option of the holder were satisfied. On October 7, 2005, the Company satisfied the $2,500,000 demand notes with interest of $97,151. At the direction of a stockholder, the Company applied $1,000,000 of the repayment of principal of the demand notes as consideration for the purchase of 571,249 shares of common stock at $1.75 per share.	$—	$—

Stockholder loans – In 2004, various stockholders advanced $325,000 to the Company through unsecured notes bearing interest at a rate of 6.0%. The notes contained no repayment terms. In connection with these unsecured agreements, the Company granted the stockholders options to purchase an aggregate of 50,000 shares of common stock at an exercise price of $1.95 per share. These options vest on January 1, 2006 and expire on December 31, 2010. The value of these detachable options, recorded as interest expense, amounted to $4,150 during the three-month period ended December 31, 2004. During the year ended December 31, 2005, the entire balance was repaid.	—	325,000

	$—	$325,000

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7.—LONG-TERM DEBT

Long-term debt consists of the following at December 31:

	2005	2004
Buffalo and Erie County Regional Development Corporation (RDC) – A $300,000 seven-year term loan, payable in monthly installments of $3,571 plus interest at 8% through March 2006 had outstanding borrowings at December 31, 2004. Additional annual mandatory principal payments were required in the event the Company generated net income, as defined by the agreement. The loan was collateralized by substantially all of the assets of the Company. As of December 31, 2004, the Company was in violation of certain provisions of this agreement, which were not waived. Accordingly, the entire balance was classified as current as of December 31, 2004. During the year ended December 31, 2005, the entire balance was repaid.	$—	$214,160

Bayview Loan Servicing – An $875,000 promissory note, secured by a mortgage on certain property, had outstanding borrowings at December 31, 2004. The loan was payable in monthly installments of $11,360, including interest at the rate of 13.5% through November 2016. As of December 31, 2004, the Company was delinquent with respect to certain payments, resulting in a default, as defined by the agreement. Accordingly, the entire balance was classified as current as of December 31, 2004. During the year ended December 31, 2005, the entire balance was repaid.	—	808,149

	—	1,022,309
Less current maturities, including default reclassifications.	—	1,022,309

	$—	$—

NOTE 8.—INCOME TAXES

The deferred tax asset consists of the following components at December 31:

	2005	2004
Federal net operating loss carryforward	$10,780,000	$8,632,000
Stock warrant and option expense	440,000	48,000
Research and development credit carryforward	269,000	252,000
Unrealized loss on investments	240,000	240,000
Other temporary differences	68,000	94,000
Non-deductible reserves	—	416,800

	11,797,000	9,682,800
Less valuation allowance	11,797,000	9,682,800

Net deferred tax asset	$—	$—

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2005, the Company had operating loss carryforwards (NOLs) of approximately $26,950,000 ($21,581,000 at December 31, 2004), and research and development tax credits of approximately $269,000 ($252,000 at December 31, 2004) which will expire in the years 2011 through 2024. The utilization of the operating loss and tax credit carryforwards may be limited as a result of ownership changes that have occurred. Due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize the NOLs before they expire, the Company has recorded a valuation allowance to reduce the gross deferred tax assets to zero.

The differences between the United States statutory federal income tax rate and the effective income tax rate in the accompanying statements of operations are as follows:

	Years Ended		Three-Month Period Ended December 31, 2004
	December 31, 2005	September 30, 2004
Statutory United States federal rate	(34)%	(34)%	(34)%
State income taxes net of federal benefit	(6)	(6)	(6)
Nondeductible debt inducement costs	—	6	—
Change in valuation reserves	40	34	40

Effective tax rate	0%	0%	0%

NOTE 9.—EQUITY

The numbers of shares authorized for all classes of stock are as follows at December 31:

	2005	2004
Common, voting, $.01 par value	100,000,000	100,000,000
Series A Convertible Preferred	5,000,000	5,000,000
Series B Convertible Preferred	—	—

Total	105,000,000	105,000,000

Series A Convertible Preferred Stock—Minrad International, Inc. has 5,000,000 shares of preferred stock, par value $0.25, authorized. During the year ended December 31, 2005, the Company sold 11,260 shares of newly issued Series A Convertible Preferred Stock at the price of $1,000 per share for net proceeds of $9,463,099 after cash fees. The preferred shares mature in June 2009. Each share is immediately convertible into 500 shares of common stock at the option of the holder, and will become convertible at the option of the Company if the Company’s common stock reaches an average closing price of $5.00 per share with average volume of 50,000 shares traded per

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

day over 20 consecutive days, which has yet to occur. Dividends of 6% on the preferred shares are cumulative, accrue daily, and are payable quarterly in cash, or at the option of the Company, in common stock. Total dividends for the year ended December 31, 2005 amounted to $370,153 and were paid in cash or accrued as of December 31, 2005. At maturity, the preferred shares, at the option of the Company, will be converted into common stock or redeemed for $1,000 per share. In connection with the sale, the Company granted to the investors warrants to purchase 2,815,000 shares of common stock at an exercise price of $3.85 per share. The warrants vested immediately and expire in June 2008. The above-described warrants were valued at $1,901,658 using the Black-Scholes pricing model. Also in connection with the financing, the Company issued, as placement agent fees, warrants to purchase 563,000 shares of common stock at an exercise price of $2.00 per share. Those warrants vested immediately and expire in June 2012. The warrants issued as placement agent fees were valued at $1,034,662 using the Black Scholes Option Pricing Model.

The conversion price of the Series A Preferred Stock was at a price lower than the market price of the common stock at the date of the issuance, resulting in a non-cash beneficial conversion feature of $6,598,549. This beneficial conversion feature has been immediately recognized as additional non-cash dividends. During the year ended December 31, 2005, the holders of Series A Preferred Stock converted 60 shares and accrued dividends of $325 into 30,163 shares of common stock. As of December 31, 2005, there were 11,200 shares of Series A Preferred Stock outstanding.

Series B Convertible Preferred Stock—Minrad Inc.’s Series B Convertible Preferred Stock had a par value of $1.50 per share and was convertible at the option of the holder into common stock at a conversion price of $1.50 per share. The Series B Convertible Preferred Stock had full voting rights and powers and was entitled to one vote for each share of common stock into which the shares were convertible. Effective upon the amendment to Minrad Inc.’s certificate of incorporation during the year ended September 30, 2004, Series B Convertible Preferred Stock is no longer authorized for issuance of Minrad Inc. and all outstanding Series B convertible preferred stock were converted into common stock.

Stock Transactions—Year Ended December 31, 2005: The Company raised $1,435,182, net of cash fees, through the issuance of 868,241 shares of common stock; $9,463,099, net of cash fees, through the issuance of 11,260 shares of Series A Convertible Preferred Stock; and an additional $238,936 through the issuance of 140,874 shares of common stock to employees upon the exercise of options at a weighted average price of $1.70 per share.

Stock Transactions—Three-Month Period Ended December 31, 2004: The Company issued 5,635,257 shares of common stock in connection with the reverse merger on December 16, 2004 (see Note 1). Also, the Company raised $35,000 through the issuance of 20,000 shares of common stock in connection with a private placement to one of its employees for $1.75 per share. There were no related expenses.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Transactions—Year Ended September 30 2004: The Company raised approximately $4,012,500 through the issuance of 3,211,084 shares of common stock in connection with a private placement for $1.25 per share. Related expenses amounted to $462,500, resulting in net proceeds of $3,550,047. In connection with this private placement, the Company granted to investors warrants to purchase 320,108 shares of common stock at an exercise price of $1.25. A portion of the proceeds, amounting to $67,370, was allocated to these warrants, which were valued using the Black Scholes Option Pricing Model.

The Company converted various demand notes outstanding as of September 30, 2003 aggregating $2,253,916 and accrued interest of $173,547 into 2,910,538 shares of common stock. The holders of certain of these notes were offered conversion terms that resulted in the issuance of shares of common stock in excess of the amount stated in the original agreement, as well as warrants to purchase an additional 475,000 shares of common stock at an exercise price of $1.00 per share. These warrants vested immediately and expire in December 2007. Accordingly, the conversion was considered to be induced by the Company, resulting in the fair value of the shares and warrants issued in excess of the original terms being recorded as a debt conversion cost in the statement of operations. This induced conversion cost amounted to $713,000.

The Company issued additional convertible demand notes in the aggregate principal amount of $485,000 to Spencer Trask Specialty Group, LLC, New England Partners Capital, LP (NEP), and another lender. These notes accrued interest at the rate of 8%. There was a beneficial conversion feature with respect to $185,000 of these notes as a result of a conversion price that was less than the fair value of the Company’s common stock at the time of issuance. The beneficial conversion feature amounted to $123,000, calculated as the fair value of the excess shares to be issued as a result of the beneficial conversion feature. This amount has been recorded as interest expense in the accompanying statement of operations. All notes were subsequently converted during the year ended September 30, 2004 along with accrued interest of $16,287, into 668,383 shares of common stock.

The Company converted certain vendor accounts payable, accrued expenses, and related party advances, aggregating $84,893, into 67,915 shares of common stock.

The holders of Series B Preferred Stock of Minrad Inc. converted all 950,000 shares outstanding into 1,140,000 common shares.

The Company issued to warrant holders 44,794 shares of common stock in exchange for the retirement of outstanding warrants.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Warrants—Upon issuance, the stock warrants are valued using the Black Scholes Option Pricing Model, using an expected dividend rate of zero, a stock volatility of 34%, the contractual term of the warrant as the expected life and the risk-free interest rate in effect of the time of grant for the term. The following is a summary of the warrant activity:

	Number Of Warrants Outstanding	Weighted Average Exercise Price

Outstanding at September 30, 2003	4,017,295	$1.07
Granted – Year ended September 30, 2004	795,108	$1.10
Forfeited/converted to common stock – Year ended September 30, 2004	(177,708)	$1.41

Outstanding at September 30, 2004	4,634,695	$1.06
Granted – Three-month period ended December 31, 2004	208,526	$1.03

Outstanding at December 31, 2004	4,843,221	$1.06
Granted – Year ended December 31, 2005	4,085,171	$3.16

Outstanding at December 31, 2005	8,928,392	$2.02

The following table summarizes the status of the Company’s outstanding warrants, all of which are considered exercisable as of December 31, 2005:

Exercise Price Range	Number of Warrants	Weighted Average Price	Weighted Average Remaining Life (Years)
$0.75 - $1.00	3,425,000	$0.97	2.7
$1.01 - $1.50	1,659,695	$1.17	4.7
$1.51 - $2.00	1,028,697	$1.89	5.6
$3.51 - $4.00	2,815,000	$3.85	2.5

Total	8,928,392

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10.—STOCK OPTIONS

The Company has adopted an incentive stock option plan, which authorizes the grant of up to 7,170,500 options to officers and other employees. Grants under this plan are made at an exercise price of not less than 110% of the market value of common stock on the date of grant. The options may be exercised in specified increments usually beginning one or two years after the date of grant, and generally expire two to five years from their respective vesting dates or earlier if employment is terminated.

A summary of the status of options granted under the incentive stock option plan is presented below:

	Number of Shares Subject to Options	Weighted Average Exercise Price

Outstanding as of September 30, 2003	670,750	$1.82
Granted – Year ended September 30, 2004	1,876,750	$1.42
Forfeited – Year ended September 30, 2004	(279,750)	$1.98
Exercised – Year ended September 30, 2004	(15,000)	$1.75

Outstanding as of September 30, 2004	2,252,750	$1.47
Granted to employees – Three-month period ended December 31, 2004	71,667	$1.95
Granted to non-employees – Three-month period ended December 31, 2004	60,000	$1.95
Forfeited – Three-month period ended December 31, 2004	(23,500)	$1.73
Exercised – Three-month period ended December 31, 2004	—	$—

Outstanding as of December 31, 2004	2,360,917	$1.50
Granted to employees – Year ended December 31, 2005	932,750	$3.41
Forfeited – Year ended December 31, 2005	(245,984)	$2.16
Exercised – Year ended December 31, 2005	(140,875)	$1.70

Outstanding as of December 31, 2005	2,906,808	$2.04

Exercisable as of December 31, 2005	1,628,183	$1.51

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the status of the Company’s aggregate stock options as of December 31, 2005:

		Options Outstanding			Options Exercisable
Exercise Price Range	Number of Options	Weighted Average Price	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Price	Weighted Average Remaining Life (Years)
$1.40-$2.00	2,129,058	$1.48	5.1	1,548,183	$1.46	5.1
$2.01-$2.50	240,000	$2.20	5.8	70,000	$2.29	4.6
$2.51-$3.00	53,000	$2.73	6.2	—	$—	—
$3.01-$3.50	21,000	$3.20	6.1	—	$—	—
$3.51-$4.00	5,000	$3.85	2.9	—	$—	—
$4.01-$4.75	458,750	$4.41	6.6	10,000	$4.75	1.3

Total	2,906,808			1,628,183

Options outstanding as of December 31, 2005 had exercise prices ranging from $1.40 to $4.75. The weighted average remaining contractual life of the options outstanding was 5.4 years as of December 31, 2005 (5.7 years as of December 31, 2004).

The Company applies APB Opinion No. 25 in accounting for its stock option plan. Non-cash compensation expense of $121,050 was recognized in connection with the modification of terms of options outstanding to seven non-executive employees. No compensation expense was recognized for initially granted options to employees for the years ended December 31, 2005 and September 30, 2004 or for the three-month periods ended December 31, 2004 and 2003, since all options granted during those periods have an exercise price greater than the market value on the date of grant.

The weighted average fair value of the options granted to employees during the year ended December 31, 2005 was $1.37 per share ($0.12 per share during the year ended September 30, 2004 and $0.14 per share during the period ended December 31, 2004).

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net loss would have increased as follows.

	Years Ended		Three-Month Periods Ended
	December 31, 2005	September 30, 2004	December 31, 2004	December 31, 2003
Net loss, as reported (000’s)	$(5,084)	$(4,545)	$(1,380)	$(1,149)
Expense related to extended options	121
Total stock based employee compensation expense determined under fair value method for all awards (000s)	(450)	(47)	(28)	—

Net loss, pro forma (000’s)	$(5,413)	$(4,592)	$(1,408)	$(1,149)

Net loss per share, basic and diluted, as reported	$(0.42)	$(0.22)	$(0.05)	$(0.08)

Net loss per share, basic and diluted, pro forma	$(0.43)	$(0.22)	$(0.05)	$(0.08)

Management has valued the options at their date of grant utilizing the Black Scholes Option Pricing Model. The following weighted-average assumptions were utilized in the fair value calculations:

	Years Ended		Three-Month Periods Ended
	December 31,	September 30,	December 31,	December 31,
	2005	2004	2004	2003
Expected dividend yield	0%	0%	0%	0%
Expected stock price volatility	34%	0%	0%	0%
Risk-free interest rate	4.00%	4.02%	3.96%	3.50%
Expected life of options	6.5 Years	6.5 Years	6.0 Years	4 Years

The Company intends to adopt SFAS 123(R) using the “modified prospective” transition method beginning with the Company’s first quarter of 2006. Under this method, awards that are granted, modified, or settled after December 31, 2005, will be measured and accounted for in accordance with SFAS 123(R). In addition, beginning in the Company’s first quarter of 2006, expense must be recognized in the statement of operations for unvested awards that were granted prior to the adoption of SFAS 123(R).

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The expense will be based on the fair value determined at grant date under SFAS 123, “Accounting for Stock-Based Compensation.” The following table summarizes existing agreements and their expected pretax impact on earnings.

	2006	2007	2008	2009	2010
Expected pretax expense	$453,000	$242,000	$78,000	$78,000	$6,000

Per share, assuming December 31, 2005 weighted average shares outstanding	$0.02	$0.01	$—	$—	$—

NOTE 11.—RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Amounts due to affiliates is comprised of the following at December 31:

	2005	2004
Biosight, Inc.	$—	$187,809
Biovision, Inc.	—	88,600
Employee advances and notes	—	73,774
Kevin Kimberlin Partners LP	—	24,557

	$—	$374,740

Minrad was indebted to Biosight, Inc., a healthcare consulting firm currently inactive, and Biovision, Inc., a medical products firm also currently inactive. Stockholders in these companies and Kevin Kimberlin Partners, L.P. are also stockholders of the Company. The amounts outstanding were unsecured. During the year ended December 31, 2005, all outstanding amounts, including interest, were paid in full

At December 31, 2005, employee advances, which consist of normal business expense reimbursements, are recorded in accounts payable. During the three-month period ended December 31, 2004, the Company raised $35,000 through the sale of stock to one of its employees for $1.75 per share. There were no related expenses.

In connection with the Company’s issuance of Series A Convertible Preferred Stock, as discussed in Note 9, approximately $617,000 of the fees were paid to stockholders or affiliates. Also warrants to purchase 385,500 shares of common stock were granted to stockholders or affiliates. In addition, as discussed in Note 6, the

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company granted warrants to purchase 300,000 (150,000 for the period ended December 31, 2004) shares of common stock to Kevin Kimberlin Partners, L.P. who controls a stockholder in the Company, in relation to a guarantee of certain bank debt. In connection with the $2,500,000 demand note, as discussed in Note 6, the Company granted warrants to purchase an aggregate of 375,000 shares of common stock to stockholders.

A Company controlled by a stockholder has contracted with Minrad to provide consulting services. The initial two year agreement started on December 1, 2003. The initial agreement provided monthly payments of $5,000, commissions on specific sales, and reimbursement of certain business expenses. Expenses incurred were approximately $182,000 for year ending December 31, 2005 ($143,000 for year ending September 30, 2004, $22,000 and $0 for the periods ending December 31, 2004 and December 31, 2003 respectively). There has been a verbal agreement to extend the initial agreement through January 2007 with increased monthly payments of $10,000.

Interest expense on debt owed to stockholders and affiliates amounted to approximately $2,015,000 for the year ended December 31, 2005 ($316,000 for the year ended September 30, 2004 and $131,000 and $67,000 for the three-month periods ended December 31, 2004 and 2003, respectively). Debt conversion costs of $713,000 for the year ended September 30, 2004 was also attributed to the stockholders.

In connection with the pre-merger sale of TAC stock (see Note 1), investment warrants were issued to stockholders and affiliates in accordance with an agreement dated December 31, 2003. Minrad Inc. granted investment warrants of 10% of the number of shares sold in any equity funding. During the year ended December 31, 2005 there were a total of 32,171 warrants issued to stockholders and affiliates related to the equity funding (320,108 for the year ended September 30, 2004; 58,526 and none for the periods ended December 31, 2004 and 2003, respectively). Cash fees earned by stockholders and affiliates during the year ended December 31, 2005 associated with the issuance of common stock in connection with the private placement was $56,300 ($400,135 for the year ended September 30, 2004; $102,420 for the three-month period ended December 31, 2004). (see Note 9).

As discussed in Note 9, the Company issued 475,000 warrants to stockholders relating to demand notes issued during the year ended September 30, 2004.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12.—MAJOR CUSTOMERS

Revenue for the years ended December 31, 2005 and September 30, 2004 and the three-month periods ended December 31, 2004 and 2003 included sales to the following major customers (each of which individually accounted for 10% or more of the total net sales of the Company during one or more periods) as follows:

	Years Ended				Three-Month Periods Ended
	December 31, 2005		September 30, 2004		December 31, 2004		December 31, 2003
Customer	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable	Revenue	Accounts Receivable
A	15%	15%	13%	10%	19%	7%	14%	16%
B	10%	20%	6%	12%	7%	8%	5%	9%
C	9%	21%	10%	13%	21%	23%	—%	—%
D	2%	—%	6%	—%	11%	—%	5%	4%
E	1%	3%	11%	5%	—%	—%	25%	17%

NOTE 13.—RETIREMENT PLAN

The Company has a 401(k) plan providing retirement benefits for its employees. All employees who complete six months of service and are at least 21 years of age are eligible to participate in the plan. The Company may elect to make discretionary contributions. Retirement plan expense amounted to approximately $53,000 for the year ended December 31, 2005 ($39,000 for the year ended September 30, 2004; $12,000 and $10,000 for the three-month periods ended December 31, 2004 and December 31, 2003, respectively).

NOTE 14.—COMMITMENTS AND CONTINGENCIES

The Company currently rents office and warehouse space under a lease agreement that expires in December 2006 and requires monthly rental payments of $16,165 over the term of the lease. The Company is also responsible for its proportional share of various shared costs of the landlord, which include taxes, utilities and operating expenses. Rental expense under the terms of this lease agreement amounted to approximately $223,000 for the year ended December 31, 2005 ($248,000 for the year ended September 30, 2004; $48,000 and $60,000 for the three-month periods ended December 31, 2004 and 2003, respectively).

The Company has signed a ten-year lease for a new facility with 37,400 square feet of office, lab and warehouse space located in Orchard Park, New York. The intended occupancy date is June 1, 2006, although that is subject to change based on the completion of construction. This lease agreement calls for annual lease payments of $435,710 for years 1-5 and from $458,150 to $486,200 for years 6-10. The Company also has the option to extend the lease for five years and an option to purchase the building and land after year seven of the initial lease term. As part of this new agreement, the prior agreement to lease space at its present facility will be terminated at the time of the move to the new facility.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approximate future minimum lease commitments are estimated as follows for the years ended December 31:

2006	$335,164
2007	435,710
2008	435,710
2009	435,710
2010	435,710
Thereafter	2,528,396

Total	$4,606,400

The Company had contracts and purchase orders outstanding that amounted to approximately $2,800,000 for its anesthesia and analgesia operations and approximately $1,200,000 for the start up of the real-time image guidance product line. Also, in response to increased demand for its anesthesia products, the Company has initiated an expansion of its Bethlehem, Pennsylvania facility to increase its manufacturing and warehouse capacities. As part of this plan, the Company has entered into an agreement with a local design/builder firm to construct a separate (approximately 20,000 sq. ft.) facility which will contain a new warehouse and expanded finished goods packaging operations. This new structure will be connected to the existing building by an enclosed walkway. Moving these operations out of the current building allows us to increase the manufacturing capacities of its existing and future anesthesia products. The Company has also engaged an engineering consulting firm to assist in the design and planning of the associated process equipment and raw material handling systems. These agreements will require payments aggregating approximately $800,000 in 2006.

NOTE 15.—BUSINESS INTERRUPTION

On February 15, 2003, a winter storm shut down the Company’s Bethlehem, Pennsylvania manufacturing plant for a period of weeks, and limited subsequent production until mid-July 2003. A business interruption claim was filed against the insurance carrier with an initial payment of $500,000 being received in August 2003.

This claim was settled in September 2005 for a total of $800,000. The Company received the balance of $300,000 in October 2005, which is recorded in revenue for the year ended December 31, 2005.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16.—SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest amounted to $438,979 for the year ended December 31, 2005 ($729,217 for the year ended September 30, 2004; $70,380 and $260,243 for the three-month periods ending December 31, 2004 and 2003, respectively). There was no cash paid for income taxes during the years ended December 31, 2005, and September 30, 2004, and the three-month periods ended December 31, 2004 and 2003.

	Years Ended		Three-Month Periods Ended
	December 31, 2005	September 30, 2004	December 31, 2004	December 31, 2003

Non cash investing and financing activities:
Equipment acquired by the assumption of current liabilities	$369,345	$50,980	$—	$—

Cash dividends payable	$170,329	$—	$—	$—

Note discount for value of detachable warrants granted with demand notes	$925,188	$—	$—	$—

Non-cash dividends	$6,598,549	$—	$—	$—

Issuance of common stock for consideration of a demand note	$1,000,000	$—	$—	$—

Conversion of preferred stock and accrued dividend to common stock	$325	$—	$—	$—

Conversion of demand notes and accrued interest into common stock	$—	$2,928,750	$—	$—

Conversion of employee advances into common stock	$—	$17,421	$—	$—

Conversion of accounts payable into common stock	$—	$67,472	$—	$—

Series B preferred stock converted to common stock	$—	$475,000	$—	$—

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 17.—BUSINESS SEGMENT INFORMATION

The Company operates its business as one reportable segment. The Company has two product lines as follows:

•	Anesthesia and Analgesia—The Company currently manufactures and sells three inhalation anesthetics; isoflurane, enflurane and sevoflurane.

•	Real-Time Image Guidance—As of December 31, 2005, this product line was still in the engineering and development stage, with product launch scheduled for 2006.

Currently, the Company does not separately manage these product lines due to the development stage and minor size of the Real-Time Image Guidance product line. Assets attributable to Real-Time Image Guidance were approximately $900,000 of inventory and $150,000 of fixed assets as of December 31, 2005. There are no intersegment transactions.

Revenues by Geographic Area (000)’s	Years Ended		Three-Month Periods Ended
	December 31, 2005	September 30, 2004	December 31, 2004	December 31, 2003
North America	$2,467	$1,172	$245	$190
International	5,877	2,945	215	859

Total revenues	$8,344	$4,117	$460	$1,049

For the year ended December 31, 2005, the Company had international revenues that exceeded 10% of total revenues as follows: Brazil 15% (13% for the year ended September 30, 2004; 19% and 14% for the three-month periods ended December 31, 2004 and 2003, respectively); Argentina 10% (6% for the year ended September 30, 2004; 7% and 5% for the three-month periods ended December 31, 2004 and 2003, respectively); United Kingdom 2% (6% for the year ended September 30, 2004; 11% and 5% for the three-month periods ended December 31, 2004 and 2003, respectively); India 1% (11% for the year ended September 30, 2004; 0% and 25% for the three-month periods ended December 31, 2004 and 2003, respectively).

Primarily, all of the Company’s assets are physically located in the United States, except for minimal assets related to Minrad EU.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2006	December 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$212,978	669,567
Accounts receivable, net	3,700,930	3,459,275
Inventories, net	3,644,667	3,860,442
Prepaid expenses and other current assets	1,027,118	961,484

Total current assets	8,585,693	8,950,768

Property and equipment:
Machinery and equipment	1,553,990	1,379,657
Computers	225,249	220,790
Furniture and fixtures	22,641	22,641
Construction in progress	672,016	295,153

	2,473,896	1,918,241

Less accumulated depreciation	913,392	849,333

	1,560,504	1,068,908

Other assets	233,453	163,732

Total assets	$10,379,650	$10,183,408

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Bank demand note payable	$3,120,000	$2,720,000
Accounts payable	2,741,016	2,541,838
Dividends payable	181,043	170,329
Accrued expenses	561,450	405,388

Total current liabilities	6,603,509	5,837,555

Commitments and contingencies	—	—

Stockholders’ equity
Series A convertible preferred stock	2,727	2,800
Common stock	292,381	290,585
Additional paid in capital	40,438,082	40,261,861
Accumulated deficit	(36,957,049)	(36,209,393)

Total stockholders’ equity	3,776,141	4,345,853

Total liabilities and stockholders’ equity	$10,379,650	$10,183,408

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three-Month Periods Ended
	March 31, 2006	March 31, 2005
Revenue	$3,123,430	$2,428,728

Cost of goods sold	1,564,043	1,270,272

Gross margin	1,559,387	1,158,456

Operating expenses:
Sales and marketing	761,156	309,012
Research and development	426,693	338,316
Finance and administrative	861,090	652,443

Total operating expenses	2,048,939	1,299,771

Operating loss	(489,552)	(141,315)

Interest expense:
Bank and other	(75,156)	(61,629)
Stockholders and affiliates	—	(692,344)

Total interest expense	(75,156)	(753,973)

Net loss	(564,708)	(895,288)

Less preferred stock dividends - non cash	(182,948)	—

Net loss available for common stockholders	$(747,656)	$(895,288)

Net loss per share, basic and diluted	$(0.03)	$(0.03)

Weighted average common shares outstanding, basic and diluted	29,125,369	28,236,653

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

THREE-MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at December 31, 2005	11,200	$2,800	29,058,431	$290,585	$40,261,861	$(36,209,393)	$4,345,853
Conversion of preferred stock and accrued dividends to common stock	(290)	(73)	145,953	1,460	518	—	1,905
Stock options exercised	—	—	33,608	336	57,367	—	57,703
Stock based compensation	—	—	—	—	118,336	—	118,336
Preferred stock dividends	—	—	—	—	—	(182,948)	(182,948)
Net loss	—	—	—	—	—	(564,708)	(564,708)

Balance at March 31, 2006	10,910	$2,727	29,237,992	$292,381	$40,438,082	$(36,957,049)	$3,776,141

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

THREE-MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2004	28,019,153	$280,192	$20,512,202	$(24,156,462)	$(3,364,068)
Sale of common stock; net of costs	321,714	3,217	431,965	—	435,182
Stock options exercised	5,000	50	8,700	—	8,750
Warrants issued with demand notes	—	—	925,188	—	925,188
Warrants issued on Wachovia guarantee	—	—	500,937	—	500,937
Net loss	—	—	—	(895,288)	(895,288)

Balance at March 31, 2005	28,345,867	$283,459	$22,378,992	$(25,051,750)	$(2,389,299)

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three-Month Periods Ended
	March 31, 2006	March 31, 2005
Cash flows from operating activities:
Net loss	$(564,708)	$(895,288)
Adjustments to reconcile net loss to net cash used by operating activities:
Increase in inventory reserve	9,556	—
Depreciation and amortization	107,349	38,563
Stock based compensation	118,336	—
Decrease in allowance for doubtful accounts	—	(50,000)
Amortization of note discount	—	164,726
Warrants issued for guarantee	—	500,937
(Increase) decrease in assets:
Accounts receivable	(241,655)	(1,005,737)
Inventories	206,219	65,373
Prepaid expenses	(106,034)	66,657
Increase (decrease) in liabilities:
Accounts payable	(228,186)	(633,472)
Accrued expenses	156,062	(13,636)

Net cash used by operating activities	(543,061)	(1,761,877)

Cash flows from investing activities:
Purchases of property and equipment	(128,291)	(74,734)
Acquisition of other assets	(14,018)	(33,650)

Net cash used by investing activities	(142,309)	(108,384)

Cash flows from financing activities:
Borrowings under demand notes payable	400,000	2,500,000
Repayments under demand note payable	—	(473,592)
Principal payments on long-term debt	—	(179,333)
Net repayments to affiliates	—	(67,275)
Net increase in restricted deposits	—	(3,634)
Proceeds from options exercised	57,703	8,750
Deferred financing costs	(58,593)	(218,210)
Proceeds from sale of common stock; net of costs	—	435,182
Preferred cash dividends paid	(170,329)	—

Net cash provided by financing activities	228,781	2,001,888

Net increase (decrease) in cash and cash equivalents	(456,589)	131,627
Cash and cash equivalents - beginning of period	669,567	2,930

Cash and cash equivalents - end of period	$212,978	$134,557

See accompanying notes.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.—BASIS OF PRESENTATION

Minrad International, Inc. has two wholly-owned operating subsidiaries, Minrad Inc. and Minrad EU (collectively, the “Company”). These consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are of a normal recurring nature. Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in our annual report on Form 10-KSB for the year ended December 31, 2005, filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2006.

NOTE 2.—DEMAND NOTE PAYABLE

The Company established a $3,500,000 line of credit with KeyBank National Association (“KeyBank”) in December 2005. The credit agreement governing the line of credit with KeyBank requires the Company to meet certain covenants including minimum liquidity, minimum EBITDA (net income plus interest expense, income taxes, depreciation and amortization) and net worth, some of which were violated as of March 31, 2006. Subsequent to March 31, 2006, KeyBank waived all covenant violations through June 29, 2006. The Company and KeyBank have agreed to review the covenants at the end of the second quarter of 2006.

NOTE 3.—EQUITY

During the three-month period ended March 31, 2006, the Company raised $57,703 through the issuance of 33,608 shares of common stock to employees upon the exercise of options at a weighted average of $1.72 per share. Additionally, the holders of the Company’s Series A convertible preferred stock (the “Series A Preferred”) converted 290 shares of Series A Preferred and accrued dividends thereon amounting to $1,905 into 145,953 shares of common stock. As of March 31, 2006, there were 10,910 shares of Series A Preferred outstanding.

Dividends payable for the three-month period ended March 31, 2006 amounted to $181,043. The Company chose to satisfy the dividends payable through the issuance of common stock because the credit agreement governing the line of credit with KeyBank restricted the payment of cash dividends because the Company was in violation of certain financial covenants contained in the agreement. When the Company chose to pay the dividends on the Series A Preferred in common stock, the terms of the Company’s Certificate of Designations, Preferences, and Rights for the Series A Preferred requires the payment of a 15% premium. This premium was considered in calculating the dividend payable for the three-month period ended March 31, 2006. In April 2006, the Company issued 76,713 shares of common stock at $2.36 per share in consideration of the dividends payable at March 31, 2006.

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4.—SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest amounted to $80,667 for the three-month period ended March 31, 2006 (compared to $61,629 in 2005).

	Three-Month Periods Ended
	March 31, 2006	March 31, 2005
Non-cash investing and financing activities:

Property and equipment acquisitions recorded as accounts payable	$427,364	$—

Preferred stock dividend payable	$181,043	$—

Conversion of preferred stock to common stock	$290,000	$—

Conversion of accrued dividends to common stock	$1,905	$—

Note discount for value of detachable warrants granted with demand notes	$—	$925,188

NOTE 5.—STOCK OPTIONS

The Company adopted an incentive stock option plan, which authorizes the grant of up to 7,170,500 options to officers and other employees. Grants under this plan are made at an exercise price of not less than 110% of the market value of common stock at the date of the grant. The options may be exercised in specific increments usually beginning one or two years after the date of grant, and generally expire two to five years from their respective vesting dates or earlier if employment is terminated.

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, Share-Based Payment (“SFAS 123R”). SFAS 123R supersedes SFAS 123, Accounting for Stock Based Compensation, and Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) and its related implementation guidance. On January 1, 2006, we adopted the provisions of SFAS 123R using the modified prospective transition method. Under this method, the Company is required to record compensation expense for all stock based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as of the beginning of the adoption. The Company has not restated its financial statements for prior periods. Under SFAS 123R, compensation expense related to stock based payments are recorded over the requisite service period based on the grant date fair value of the awards.

Prior to the adoption of SFAS 123R, the Company accounted for employee stock options using the intrinsic value method in accordance with APB 25. Accordingly, no compensation expense was recognized for stock options issued to employees as long as the exercise price was greater than or equal to the market value of the common stock at the date of grant. In accordance with SFAS 123, the

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company disclosed the summary of pro forma effects to reported net loss as if the Company had elected to recognize compensation costs based on the fair value of the awards at the grant date.

For the three-month period ended March 31, 2006, the Company charged compensation costs of $118,336 against income for options granted under the plan. The impact of this expense was to increase basic and diluted net loss per share from $0.02 to $0.03 for the three-month period ended March 31, 2006. The adoption of SFAS 123R did not have an impact on cash flows from operating or financing activities. A deduction is not allowed for income tax purposes until the options are exercised. The amount of this deduction will be the difference between the fair value of the Company’s common stock and the exercise price at the date of exercise. Accordingly, there is a deferred tax asset recorded for the tax effect of the financial statement expense recorded. The tax effect of the income tax deduction in excess of the financial statement expense will be recorded as an increase to additional paid-in capital. Due to the uncertainty of the Company’s ability to generate sufficient taxable income in the future to utilize the tax benefits of the options granted, the Company has recorded a valuation allowance to reduce the gross deferred tax asset to zero. As a result, for the three-month period ended March 31, 2006, there was no income tax expense impact from recording the fair value of options granted or for the intrinsic value of options exercised.

Management has valued the options at their date of grant utilizing the Black Scholes Option Pricing Model. The following weighted-average assumptions were utilized in the fair value calculations:

	Three-Month Periods Ended
	March 31, 2006	March 31, 2005
Expected dividend yield	0%	0%
Expected stock price volatility	34%	34%
Risk-free interest rate	4.4%	4.0%
Expected life of options	6.4 Years	8.0 Years

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the status of the Company’s aggregate stock options granted under the incentive stock option plan:

	Number of Shares Subject To Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2005	2,906,809	$2.04
Granted to employees—Three-month period ended March 31, 2006	292,000	$2.18

Forfeited—Three-month period ended March 31, 2006	(125,661)	$3.71

Exercised—Three-month period ended March 31, 2006	(33,608)	$1.72

Outstanding as of March 31, 2006	3,039,540	$1.99	5.2	$1,127,273

Exercisable as of March 31, 2006	1,431,685	$1.67	4.6	$984,038

The weighted-average fair value of options granted to employees during the three-month period ended March 31, 2006 was $0.74 ($2.34 during the three-month period ended March 31, 2005). The total intrinsic value of options exercised during the three-month period ended March 31, 2006 was $16,265 ($13,750 during the three-month period ended March 31, 2005).

The following table summarizes the status of the Company’s aggregate non-vested stock options granted under the incentive stock option plan:

	Number of Non-vested Shares Subject To Options	Weighted- Average Grant- Date Fair Value
Non-vested as of December 31, 2005	1,683,910	$0.70

Non-vested granted—three-month period ended March 31, 2006	292,000	$0.74

Vested—three-month period ended March 31, 2006	(261,055)	$0.62

Forfeited—three-month period ended March 31, 2006	(107,000)	$1.59

Non-vested as of March 31, 2006	1,607,855	$0.66

As of March 31, 2006, there was $821,544 of unrecognized compensation cost related to non-vested options granted under the plan. That cost is expected to be recognized over a weighted

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

average period of 0.81 years. The total fair value of shares vested during the three-month period ended March 31, 2006 was $162,228 ($13,131 during the three-month period ended March 31, 2005).

The financial statements for the three-month period ended March 31, 2005 have not been restated. Had compensation expense for employee stock options granted under the plan been determined based on the fair value at the grant date consistent with SFAS 123R, the Company’s pro forma net loss and loss per share would have been as follows:

Three-Month Period Ended March 31, 2005
Net loss, as reported	$(895,288)
Total stock based employee compensation expense determined under fair value method for all awards (SFAS 123R)	(61,647)

Net loss, pro forma	$(956,935)

Net loss per share, basic and diluted, as reported	$(0.03)

Net loss per share, basic and diluted, pro forma	$(0.03)

NOTE 6.—EARNINGS PER SHARE

For the three-month period ended March 31, 2006, the Company had 29,125,369 weighted average shares of its common stock outstanding (compared to 28,236,653 at March 31, 2005). If the Company had generated earnings during the three-month period ended March 31, 2006, approximately 8,999,000 common stock equivalent shares would have been added to the weighted average shares outstanding (approximately 6,919,000 for the three-month period ended March 31, 2005). These additional shares represent the assumed conversion of Series A Preferred, the assumed conversion of convertible debt, and the assumed exercise of common stock options and warrants whose exercise price is less than the average fair value of the Company’s stock during the period. The proceeds of the exercise are assumed to be used to purchase common shares for treasury and the incremental shares are added to the weighted average shares outstanding.

NOTE 7.—RELATED PARTY TRANSACTIONS

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

A company controlled by one of the Company’s stockholders contracted with Minrad, Inc. to provide consulting services. The initial two-year agreement started on December 1, 2003. The initial agreement provided for monthly payments of $5,000, commissions on specific sales and reimbursement of certain business expenses. A verbal amendment of this agreement increased the

MINRAD INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

monthly payments to $10,000. Expenses incurred were approximately $36,494 for the three-month period ended March 31, 2006 (compared to $45,360 in 2005). There has been another subsequent verbal amendment to the agreement, which was approved by the compensation committee of the Board of Directors in February, to extend the agreement through December 2007 and increase monthly payments to $15,000.

During the three-month period ended March 31, 2005, the Company issued to existing stockholders $2.5 million of convertible promissory notes and warrants to purchase 375,000 shares of the Company’s common stock. These warrants were valued at $925,188 using the Black Scholes pricing model and recorded as a note discount. The related amortization for the three-month period ended March 31, 2005 amounted to $164,726 and is included in interest expense.

In addition, during the three-month period ended March 31, 2005, the Company granted to Kevin Kimberlin Partners, L.P., who controls a stockholder in the Company, warrants to purchase 150,000 shares of common stock as consideration for a guarantee of certain bank debt. These warrants were valued at $500,937 using the Black Scholes pricing model and included in interest expense for the three-month period ended March 31, 2005.

Interest expense on debt owed to stockholders and affiliates amounted to approximately $692,300 for the three-month period ended March 31, 2005.

On July 15, 2004, Minrad Inc. entered into a Merger Agreement and Plan of Exchange with Technology Acquisition Corporation (“TAC”) whereby all of the outstanding stock of Minrad Inc. was exchanged for an 83% beneficial ownership of TAC stock. Minrad Inc. was merged with a subsidiary of TAC, with Minrad Inc. surviving and becoming a wholly-owned subsidiary of TAC. In connection with the pre-merger sale of TAC stock in December 2004 and pursuant to an existing agreement, Minrad Inc. granted investment warrants of 10% of the number of shares sold in any equity funding. During the three-month period ended March 31, 2005, the Company issued a total of 32,171 warrants to stockholders and affiliates related to the sale of TAC stock. Cash fees earned by stockholders and affiliates during the three-month period ended March 31, 2005 associated with the issuance of common stock in connection with the sale of TAC stock was $56,300.

NOTE 8.—SUBSEQUENT EVENTS

The Company filed a registration statement on Form SB-2 with the SEC, on April 24, 2006, registering 10,000,000 shares of common stock for sale in an underwritten public offering. The per share selling price will be based on the market value of the Company’s common stock at the date of offering. See the Company’s SB-2 filed with the SEC for specific details. This registration statement has not been declared effective by the SEC. These securities may not be sold nor any offers to buy be accepted prior to the time the registration statement becomes effective.

In April 2006, the Company’s warrant holders exercised 475,000 warrants at $1.00 per share and the Company’s Series A Preferred stockholders converted 133 shares of Series A Preferred into 66,500 shares of common stock.

Minrad's SabreSource™ system for image guidance.

Prototype of Minrad's drug/drug delivery system for conscious sedation. This product is currently under development and has not been approved by the U.S. FDA.

A sampling of Minrad's Light Sabre™ procedure instruments.

10,000,000 Shares

Common Stock

PROSPECTUS

Oppenheimer & Co.

KeyBanc Capital Markets

Maxim Group LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by or in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board of directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether or not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

Our bylaws provide that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 25.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred in connection with the sale and distribution of the securities being registered, all of which will be borne by the Registrant. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange registration fee	$
NASD filing fee
American Stock Exchange listing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

Item 26.	Recent Sales of Unregistered Securities

Certain sales of our unregistered stock are described in this Registration Statement under the heading “Certain Relationships and Related Party Transactions” and are incorporated herein by reference.

October 7, 2005. On October 7, 2005, an affiliated shareholder purchased 571,429 shares of common stock at $1.75 per share, or an aggregate purchase price of $1,000,000. The Company used the proceeds of the sale as working capital. The common stock was sold without the filing of a registration statement pursuant to Section 4(2) of the Securities Act.

June 10, 2005 through June 30, 2005. During the period from June 10, 2005 through June 30, 2005, we sold 11,260 shares of Series A convertible preferred stock and warrants to purchase 2,815,000 shares of common stock for an aggregate price of $11.26 million. Each share of Series A convertible preferred stock is convertible into 500 shares of common stock, and the related warrants are exercisable for a period of three years at $3.85 per share of common stock. The sales were made to 19 persons and entities, with substantially all of the shares being purchased by institutional investors and their related parties. The sales of Series A convertible preferred stock and warrants were made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D under the Securities Act in an offering made exclusively to accredited investors, as that term is defined in Rule 501 of Regulation D. In connection with the sales, we paid placement agents and finders aggregate cash fees of $1,101,000 and warrants exercisable for a period of 7 years to purchase 563,000 shares of common stock at $2.00 per share. The principal placement agents for the sales were KeyBanc Capital Markets, Chadbourn Securities, Inc. and International Capital Advisory Inc.

February 7, 2005. On February 7 we sold 321,714 shares of our stock at the price of $1.75 per share with the gross proceeds of $563,000 and granted 32,171 warrants exercisable at $1.75 per share in connection with this sale which vested immediately and expire after seven years. We paid discounts and commission of $56,300 to CMCP and issued warrants to affiliates and related parties of CMCP to purchase up to 32,171 shares of our common stock at $1.75 per share. The sale of the stock and warrants were made pursuant to Sections 4(2) and 4(6) of the Securities Act and Rule 506 under the Securities Act.

February 2005. In February 2005 we issued convertible promissory notes in the original principal amount of $2,500,000 and warrants to purchase 375,000 shares of our common stock. The sale of the notes and warrants were made pursuant to Sections 4(2) and 4(6) of the Securities Act and Regulation D under the Securities Act.

December 16, 2004. On December 16, 2004, in connection with our acquisition of Minrad Inc. through a reverse merger, we issued 22,383,896 shares of our common stock to Minrad Inc.’s stockholders in exchange for all of their shares in Minrad Inc.’s common stock. Also in connection with the merger, outstanding warrants and options to purchase 7,112,471 shares of Minrad Inc. common stock were cancelled in exchange for warrants and stock options to purchase the same number of shares of our common stock. These issuances were made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

September 2004 through December 16, 2004. During the period from September 1, 2004 through December 16, 2004, we issued 585,257 common shares at $1.75 each for an aggregate consideration of $1,024,200. The issuances were made pursuant to Section 4(2) of the Securities Act, as amended. There were no underwriting discounts or commissions paid in connection with the securities sold for cash.

December 15, 2004. On December 15, 2004, as compensation for its services under a funding agreement, we entered into a warrant agreement with CMCP and Chadbourn, under which we issued warrants to ten persons to purchase an aggregate of 320,108 shares at $1.25 per share and to three other persons to purchase an aggregate of 58,526 shares at $1.75 per share. The total number of shares purchasable under the warrants equaled 10% of the amount of shares sold in Minrad Inc.’s and our private placements. The warrants expire on December 15, 2011 and contain cashless net exercise provisions. On December 15, 2004 the reported bid price for our common stock was $4.25 per share. The offers and sales of common stock by Minrad Inc. and us in the private placements discussed above and the issuance of warrants to CMCP, Chadbourn, and their affiliates as compensation for their services under the funding agreement were made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

December 1, 2003 through July 15, 2004. Between December 1, 2003 and July 15, 2004, Minrad Inc. sold an aggregate of 3,201,084 shares of common stock at $1.25 per share in private placements to accredited investors contemplated by the funding agreement. The sales yielded gross proceeds of $4,001,355. Under the terms of the funding agreement, Minrad Inc. paid CMCP $400,135 in fees in connection with the private placements. The issuances were made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

May 21, 2004. On May 21, 2004, we issued (i) 1,875,000 shares of common stock valued at $0.04 per share in full satisfaction of the conversion of a $75,000 note pursuant to an Assignment and Assumption Agreement dated May 20, 2004; (ii) 195,000 shares of common stock at $0.04 per shares in consideration of $7,800 pursuant to a private offering; (iii) 900,000 shares of common stock in consideration for services rendered under certain consulting and advisory agreements as follows: (a) 400,000 shares to Liviakis Financial Communications, Inc., (b) 250,000 shares to Cagan McAfee Capital Partners, LLC, and (c) 250,000 shares to International Capital Advisory, Inc. The services were valued at $0.04 per share; (iv) 70,000 shares of common stock to compensate certain of its directors (20,000) and advisors (50,000), who were unrelated parties, for services rendered during the first quarter of 2005. The services were valued at $0.04 per share. All of the above issuances were made by the Company pursuant to Section 4(2) of the Securities Act. There were no underwriting discounts or commissions paid in connection with the securities sold for cash.

Quarter ended December 31, 2003. During the quarter ended December 31, 2003, we issued 20,000 shares of common stock at $0.60 per share, or $12,000 for consideration of services rendered. The shares were issued at the fair market value on the date of issuance. We relied on exemption from registration under Section 4(2) under the Securities Act. No underwriting or other commissions were paid in connection with the issuance of these shares.

May 12, 2003. On May 12, 2003, we issued 5,000 shares of common stock at $10.00 per share or an aggregate of $50,000. This issuance was made in reliance upon the exemption from registration provided by Regulation S and under Section 4(2) of the Securities Act.

January 3, 2003. On January 3, 2003 the we sold 1,500 shares of common stock to certain individuals at $10.00 per share for a total of $15,000 pursuant to the terms of a subscription agreement, relying on exemptions provided by Regulation S and Section 4(2) of the Securities Act.

Quarter ended December 31, 2004. During the fourth quarter of 2004, we issued 20,000 shares of our common stock to an employee as reimbursement for expenses incurred by the employee. The shares were valued at $1.75 per share, or $35,000 in the aggregate. The issuance was made by the pursuant to Section 4(2) of the Securities Act.

Item 27.	Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

1.1	**	Form of Underwriting Agreement.

2.1		Agreement and Plan of Exchange, dated as of July 15, 2004, by and among Technology Acquisition Corporation, Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 filed on Form 8-K on July 15, 2004).

2.2		Amendment to Agreement and Plan of Exchange, dated as of August 24, 2004, by and among Minrad Inc. and Technology Acquisition Subsidiary, Inc. (incorporated by reference to Exhibit 99.1 filed on Form 8-K on August 30, 2004).

3.1		Certificate of Incorporation of Minrad International, Inc. (incorporated by reference to Exhibit 3.1 to Form SB-2 filed on July 1, 2005).

3.2		Certificate of Designations of Minrad International, Inc. (incorporated by reference to Exhibit 99.2 to form 8-K filed on June 14, 2005).

3.3		Bylaws of Minrad International, Inc. (incorporated by reference to Appendix E to definitive Proxy Statement as filed under Schedule 14A on April 6, 2005).

4.1		Form of Warrant Agreement, dated December 15, 2004, by and among Minrad International, Inc., Minrad Inc., Cagan McAfee Partners, LLC and Chadbourne Securities, Inc. (incorporated by reference to Exhibit 4.1 to Form 8-K filed on December 21, 2004).

4.2		Form of Registration Rights Agreement by and between Minrad Inc. and the Investors (incorporated by reference to Exhibit 4.4 to Form 8-K filed on December 21, 2004).

4.3		Voting Agreement, dated December 14, 2004, among Laird Q. Cagan, Eric McAfee, Cagan McAfee Capital Partners, LLC, International Capital Advisory, Inc., the Tobin Family Trust, and Minrad International, Inc. (incorporated by reference to Exhibit 4.3 to Form 8-K filed on December 21, 2004).

4.4		Note Subscription Agreement, dated February 8, 2005, relating to the sale of $1.5 million of Convertible Promissory Notes and Warrants to Tobin Family Trust (incorporated by reference to Exhibit 99.1 to Form 8-K filed on February 14, 2005).

4.5		Note Subscription Agreement, dated February 8, 2005, relating to the sale of $1 million of Convertible Promissory Notes and Warrants to Laird Q. Cagan (incorporated by reference to Exhibit 99.2 to Form 8-K filed on February 14, 2005).

4.6		Form of Convertible Promissory Note, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.3 to Form 8-K filed on February 14, 2005).

4.7		Form of Warrant, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.4 to Form 8-K filed on February 14, 2005).

4.8		Form of Registration Rights Agreement, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.5 to Form 8-K filed on February 14, 2005).

4.9		Form of Guaranty, dated February 8, 2005, used in connection with the sale of an aggregate of $2.5 million of Convertible Promissory Notes and Warrants (incorporated by reference to Exhibit 99.6 to Form 8-K filed on February 14, 2005).

4.10		Amendment To Convertible Promissory Notes dated as of May 11, 2005, between and among Minrad International, Inc., Laird Cagan and the Morrie Tobin Family Trust (incorporated by reference to Exhibit 10.9 to Form 10-QSB on May 13, 2005).

4.11		Securities Purchase Agreement dated as of June 8, 2005, by and among Minrad International, Inc. an the purchasers listed therein (incorporated by reference to Exhibit 99.1 to form 8-K filed on June 14, 2005).

4.12		Form of Warrant dated June 8, 2005 (incorporated by reference to Exhibit 99.3 to form 8-K filed on June 14, 2005).

4.13		Registration Rights Agreement dated June 8, 2005 (incorporated by reference to Exhibit 99.4 to form 8-K filed on June 14, 2005).

4.14		Securities Purchase Agreement dated as of June 17, 2005, by and among Minrad International, Inc. and the investors listed therein (incorporated by reference to Exhibit 99.1 to Form 8-K filed on June 21, 2005).

4.15		Form of Warrant, dated as of June 21, 2005, issued to Buyers under Securities Purchase Agreement of the same date by Minrad International, Inc. (incorporated by reference to Exhibit 99.3 to Form 8-K filed on June 21, 2005).

4.16		Registration Rights Agreement, dated as of June 17, 2005, between Minrad International, Inc. and Buyers under Stock Purchase Agreement of the same date (incorporated by reference to Exhibit 99.4 to Form 8-K filed on June 21, 2005).

4.17		Securities Purchase Agreement Securities Purchase Agreement dated as of June 28, 2005, among Minrad International, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.8 to Form 10-QSB filed August 5, 2005).

4.18		Form of Warrant dated June , 2005 (incorporated by reference to Exhibit 10.9 to Form 10-QSB filed August 5, 2005).

4.19		Registration Rights Agreement dated June 28, 2005 (incorporated by reference to Exhibit 10.10 to Form 10-QSB filed August 5, 2005).

4.20		Form of Stock Option Agreement, dated December 15, 2004, by and among the Registrant, Minrad Inc., Cagan McAfee Capital Partners, LLC, Liviakis Financial Communications, Inc., Laird Q. Cagan, Eric McAfee and the Tobin Family Trust (incorporated by reference to Exhibit 4.2 to Form 8-K filed on December 21, 2004).

5.1	**	Opinion of Hodgson Russ LLP.

8.0		Engagement Letter, dated December 1, 2003, by and between Minrad Inc. and Cagan McAfee Capital Partners, LLC (incorporated by reference to Exhibit 8.0 to Form 8-K/A filed on March 2, 2005).

10.1		Employment Agreement of William H. Burns, Jr., dated March 1, 2004 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 21, 2004).

10.2		Employment Agreement of John McNeirney, dated March 29, 2004 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 21, 2004).

10.3		Amendment to Employment Agreement between Minrad Inc. and John McNeirney dated November 14, 2005 (incorporated by reference to exhibit 10.1 to Form 8-K file November 17, 2005).

10.4		Lease of 847 Main Street, Buffalo, New York (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 21, 2004).

10.5		Securities Purchase Agreement, dated May , 2004, among Wilhelm Liesner, Markus Liesner, Kay Velmeden as sellers, and Laird Cagan, Eric McAfee, International Capital Advisory, Inc., John Liviakis, John Pimental, Thomas Caleel, Devin Bosch, Jon Roylance, and Robert Krueger as purchasers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on May 27, 2004).

10.6		Assignment and Assumption Agreement, dated May , 2004, among Wilhelm Liesner as seller and Laird Cagan, Eric McAfee, and International Capital Advisory, Inc. as buyers (incorporated by reference to Exhibit 99.2 to Form 8-K filed on May 27, 2004).

10.7		Advisory Agreement, dated May 21, 2004, among Cagan McAfee Capital Partners, LLC, Morrie Tobin, and Technology Acquisition Corporation (incorporated by reference to Exhibit 99.3 to Form 8-K filed on May 27, 2004).

10.8		Consulting Agreement dated May , 2004, between Technology Acquisition Corporation and Liviakis Financial Communications, Inc. (incorporated by reference to Exhibit 99.4 to Form 8-K filed May 27, 2004).

10.9		Contingent Appointment Letter of William L. Bednarski, dated January 25, 2005 (incorporated by reference to Exhibit 99.2 to Form 8-K filed on February 23, 2005).

10.10		Supply Agreement, effective February 11, 2005, between Minrad EU and Merk Generiques (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 24, 2005).

10.11		Minrad Inc. Patents and Inventions Policy (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 31, 2005).

10.12		Minrad International, Inc. 2004 Stock Option Plan (incorporated by reference to Appendix C to Schedule 14C filed on September 16, 2004).

10.13		Exclusive Distribution Agreement effective June 9, 2004 between Minrad Inc., and RxElite Holdings Inc. (incorporated by reference to Exhibit 10.8 to Form 10-QSB on May 13, 2005).

10.14		Lease between Peter L. Krog and the Company dated as of October 20, 2005 (incorporated by reference to Exhibit 10.12 to Form 10-QSB filed November 14, 2005).

10.15		Credit Agreement with KeyBank National Association dated December 21, 2005 (incorporated by reference to Exhibit 10.16 to Form 10-KSB filed March 29, 2006).

10.16		Form of Milestone Stock Option Agreement to be used in connection with stock options approved on April 21, 2005 (incorporated by reference to Exhibit 10.1 to Form 8-K filed April 27, 2005).

10.17		Supply Agreement, dated as of February 17, 2005, by and between Minrad Inc. and Merck Génériques (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 24, 2005).

16.1		Letter from Clancy and Co., P.L.L.C. regarding a change in certifying accountants (incorporated by reference to Exhibit 16.1 to Form 8-K/A filed on March 21, 2005).

21		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to Form 10-KSB filed on March 31, 2005).

23.1	*	Consent of Freed Maxick & Battaglia, CPAs, PC.

23.2	**	Consent of Hodgson Russ LLP (contained in Exhibit 5.1 to this registration statement).

24.1	*	Power of Attorney (contained in Part II of this registration statement).

*	Filed herewith
**	To be filed by amendment.

Item 28.	Undertakings

(a)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)      We hereby undertake that:

(i)      For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)      For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York, on May 4, 2006.

MINRAD INTERNATIONAL, INC.

By:	/S/ WILLIAM H. BURNS, JR.
William H. Burns, Jr. Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William H. Burns, Jr. as his attorney in fact, to sign any amendments to this registration statement (including post-effective amendments), and any registration statement filed under SEC Rule 424(b) and to file any of the same with exhibits thereto and other documents in connection therewith, and with the Securities and Exchange Commission, hereby ratifying and confirming that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ WILLIAM H. BURNS, JR. William H. Burns, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	May 4, 2006

/S/ WILLIAM BEDNARSKI William Bednarski	President and Chief Financial Officer (Principal Financial Officer)	May 4, 2006

/S/ WILLIAM ROLFE William Rolfe	Controller (Principal Accounting Officer)	May 4, 2006

/S/ DAVID DIGIACINTO David DiGiacinto	Director	May 4, 2006

/S/ DAVID DONALDSON David Donaldson	Director	May 4, 2006

/S/ DONALD FARLEY Donald Farley	Director	May 4, 2006

/S/ DUANE HOPPER Duane Hopper	Director	May 4, 2006

/S/ ROBERT LIFESO Robert Lifeso	Director	May 4, 2006

/S/ JOHN ROUSSEAU John Rousseau	Director	May 4, 2006